Exhibit 99.1

Royal Bank of Canada

Notice of Annual Meeting of Common Shareholders
April 8, 2021
Management Proxy Circular

YOUR VOTE IS IMPORTANT!

Royal Bank of Canada

Notice of annual meeting of common shareholders

When

Thursday, April 8, 2021

9:30 a.m. (Eastern Time)

Where

Virtual-only meeting via live webcast online at https://web.lumiagm.com/467409851

In light of COVID-19 and our commitment to the health and safety of our employees, shareholders and communities, the annual meeting of common shareholders will be held in a virtual-only format via a live webcast.

For more information about how to attend, ask questions and vote at the meeting, see pages 8 to 12 of the proxy circular.

Business of the meeting At the meeting, shareholders will:
Receive our financial statements for the year ended October 31, 2020 and the related auditor’s report
Elect directors
Appoint our auditor
Have a say on our approach to executive compensation
Consider the shareholder proposals set out in Schedule A of the proxy circular that are properly introduced at the meeting, and
Transact any other business that may properly come before the meeting.

By order of the board of directors,

Karen McCarthy

Senior Vice-President, Associate General Counsel and Secretary

February 9, 2021

Your vote is important! We encourage you to read the proxy circular before exercising your vote.

Unless you intend to vote online at the meeting, please vote as early as possible so your RBC common shares are represented at the meeting. Computershare Trust Company of Canada, our transfer agent, must receive your vote no later than 1:00 p.m. (Eastern Time) on Tuesday, April 6, 2021.

See pages 8 to 10 of the proxy circular for detailed instructions on how to vote.

1	Royal Bank of Canada

Fellow shareholders,

We are pleased to invite you to this year’s annual meeting, which will be held virtually on Thursday, April 8, 2021, at 9.30 a.m. (Eastern Time).

Serving the needs of all stakeholders

No one could fully foresee the global pandemic, or its impact on health care systems and national economies. Guided by its Purpose, RBC was prepared to lead through this period of uncertainty and disruption.

Bank resources were rapidly mobilized to anticipate and address the needs of all our stakeholders. Billions of dollars in financial relief as well as new and extended loans were provided to clients. We supported our employees working from home and introduced heightened safety measures to protect employees who were needed to work on premises. And RBC invested millions in programs to support our most vulnerable citizens through the health and economic crisis in addition to our existing commitments to help local communities prosper.

Kathleen Taylor

RBC remained resilient

Importantly, the strength, stability and operational resilience of RBC enabled us to keep building the bank of the future. Investments in talent and technology continued to differentiate RBC in the marketplace and create even more meaningful value for those we serve in an increasingly digital-first economy. Indeed, customer satisfaction levels reached new heights in 2020.

We are confident the strength of our diversified business model, strong balance sheet and prudent approach to risk and cost management will help the bank remain resilient and create long-term value for all our stakeholders.

David McKay

Constant communication

The strong relationship between the board and management proved vital throughout 2020. During the first critical months of the crisis, both directors and management understood the need to be agile, focusing on the key issues impacting the bank, our stakeholders and society as a whole. Robust communication, including weekly board information sessions, regular written updates and constant dialogue between board and committee chairs and management, proved valuable for directors to effectively carry out their oversight responsibility, as well as pivot quickly to seamlessly support management when the need arose.

Guided by our strong values

Our culture and conduct also played a key role in shaping the bank’s response to the crisis. Board members and senior management championed the bank’s core values and reinforced the ethical principles on which our trusted reputation and success are founded. By setting the tone from the top, the bank’s response to clients faced with financial hardship was guided by empathy and understanding. Our leaders and employees were also supported with resources to promote personal resiliency and physical and mental well-being.

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Confidence in RBC talent and teams

The bank’s strategic response to the pandemic reaffirmed the board’s confidence in the bank’s management team. Ensuring RBC has the right team and talent in place – today and well into the future – is a core responsibility of the board. To this end, directors actively assess the performance of senior management and review development plans for key senior executives to ensure management is able to focus on the key issues and make the right decisions for RBC in both the near and longer term.

Governance leadership

Good governance is not an end state at RBC. Our board continuously looks for ways to refine and improve not just what we do, but how we do it. Our approach earned RBC the Best Corporate Governance by a Cross-listed Company award at the Corporate Governance Awards in New York in 2020.

A balanced and diverse board is critical to successful board oversight. We firmly believe that the board should reflect the diversity of our clients, employees, shareholders and communities. We are proud of the leadership role we play in promoting board gender diversity in the corporate sector in Canada. However, we recognize that we need to do more to further enhance the representation of people from other diverse groups among board members, while ensuring that the board is composed of directors whose skills and experience will enhance long-term shareholder value.

This year, three of our long-standing directors are retiring. We want to acknowledge Alice Laberge, Heather Munroe-Blum and Michael McCain for their years of dedicated service as RBC directors. We also welcome the nomination of Cynthia Devine who brings outstanding skills and experience across a variety of industries to the role and is standing for election for the first time at this year’s annual meeting.

Open dialogue with shareholders is essential

On April 8, you will have an opportunity to ask questions of the leadership team and vote on important matters.

Please consider the information set out in this proxy circular and vote online, by phone or by completing and sending in your proxy or voting instructions form prior to the meeting or online at the meeting.

We thank you for your continued support and look forward to engaging with you at the meeting.

Kathleen Taylor Chair of the Board	David McKay President and Chief Executive Officer

3	Royal Bank of Canada

Delivery of meeting materials

Notice-and-access

As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions Canada, we are using notice-and-access to deliver this proxy circular to our registered and non-registered (beneficial) shareholders. We are also using notice-and-access to deliver our annual report to our non-registered (beneficial) shareholders.

This means that instead of receiving a paper copy of the proxy circular and the annual report (the meeting materials), you will receive a notice explaining how to access these materials online. Notice-and-access is environmentally friendly as it reduces paper and energy consumption, and it allows for faster access to meeting materials.

You will also receive a form of proxy or a voting instruction form with this notice so you can vote your shares.

How to access the meeting materials online

The meeting materials can be found online on our website at rbc.com/investorrelations; the website of our transfer agent, Computershare Trust Company of Canada (Computershare), at www.envisionreports.com/RBC2021; SEDAR at sedar.com and EDGAR at sec.gov/edgar.shtml.

How to request a paper copy of the meeting materials

You may request a paper copy of the meeting materials at no cost up to one year from the date the proxy circular is filed on SEDAR as follows:

Before the meeting		After the meeting
Non-registered (beneficial) shareholders	• Visit proxyvote.com or call 1-877-907-7643 (Canada/U.S.) or 303-562-9305 (International)	• Call 1-866-964-0492 (Canada/U.S.) or 514-982-8714 (International) or write to service@computershare.com
Registered shareholders	• Call 1-866-962-0498 (Canada/U.S.) or 514-982-8716 (International)

To receive the meeting materials prior to the voting deadline and the date of the meeting, we must receive your request no later than 5:00 p.m. (Eastern Time) on Monday, March 22, 2021. The meeting materials will then be sent to you within three business days of receiving your request. If you submit your request after the meeting, the meeting materials will be sent to you within 10 calendar days of receiving your request.

Who to contact if you have questions about notice-and-access

Please call Computershare at 1-866-586-7635 (Canada/U.S.) or 514-982-7555 (International).

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Sign up for eDelivery

You can receive shareholder materials, including the notice, form of proxy or voting instructions form, by email. eDelivery reduces paper and energy consumption and gets the documents to you faster.

Non-registered (beneficial) shareholders

Go to proxyvote.com and sign up using the control number on your voting instruction form or, after the annual meeting, contact your intermediary.

Registered shareholders

Go to investorvote.com and sign up using the control number on your proxy form or go to investorcentre.com/rbc and click on “Receive Documents Electronically”.

The information in this proxy circular is as of February 9, 2021. All dollar amounts are in Canadian dollars, unless stated otherwise.

In this circular, “RBC”, the “bank”, “we” and “our” mean Royal Bank of Canada; “shares” means RBC common shares; and “shareholder” and “you” mean a holder of shares, unless the context indicates otherwise.

All references to websites are for your information only. The information they contain and any other websites they refer to are not part of this circular.

5	Royal Bank of Canada

Management proxy circular

What’s inside

The annual meeting	Executive compensation
p. 6	p. 52

Governance p. 25

Additional items	Shareholder proposals	Contact information
p. 105	p. 106	Back cover

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The annual meeting

The annual meeting

Business of the meeting	7

Voting Q&A	8

Attending the virtual meeting	10

Directors	13

The nominees	13

Skills and competencies	20

Director compensation	21

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The annual meeting

Business of the meeting

Receive our financial statements

The consolidated financial statements for the year ended October 31, 2020 are in our 2020 annual report at rbc.com/investorrelations; on Computershare’s website at www.envisionreports.com/RBC2021; SEDAR at sedar.com and EDGAR at sec.gov/edgar.shtml.

Elect our board of directors

12 nominees are standing for election as directors of RBC. See page 13 of this circular for more information on the nominees. Each director will be elected to hold office until the next annual meeting of shareholders. All of the nominees are currently RBC directors.

The board recommends voting FOR each nominee.

Appoint our auditor

The board proposes the appointment of PricewaterhouseCoopers LLP (PwC) as our auditor until the next annual meeting. Representatives from PwC will be at the meeting to answer your questions. A description of fees paid to our auditor can be found on page 46 of this circular.

The board recommends voting FOR PwC as our auditor.

Have a say on our approach to executive compensation

Shareholder input is a key aspect of our engagement process, which includes inviting you to have your say on our approach to executive compensation.

Please review the section on executive compensation starting on page 52 of this circular, where we describe our approach. If you have any comments or questions about our approach to executive compensation, please contact the chair of the board using the contact information on the back cover of this circular.

More specifically, the board recommends approving the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management proxy circular delivered in advance of the 2021 annual meeting of common shareholders.”

While this vote is advisory and non-binding, the board will consider the result in future compensation planning.

The board recommends voting FOR our approach to executive compensation.

Considering shareholder proposals

The shareholder proposals are set out in Schedule A to this circular starting on page 106.

The board recommends voting AGAINST each proposal for the reasons noted in the board’s responses.

Shareholder proposals for next year’s annual meeting must be submitted by 5:00 p.m. (Eastern Time) on November 12, 2021.

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The annual meeting

Voting Q&A

Who can vote?

Each share gives you one vote, subject to the voting restrictions explained below.

You have the right to vote if you owned shares on our record date, February 9, 2021. There were 1,424,368,789 outstanding shares that were eligible to vote on that date.

Who cannot vote?

Shares cannot be voted if they are beneficially owned by:

•	the Canadian government or any of its agencies

•	a provincial government or any of its agencies

•	the government of a foreign country, any political subdivision of a foreign country or any of its agencies

•	any person who has acquired more than 10% of any class of our shares without the approval of the Minister of Finance, or

•	any person, or any entity controlled by one of the persons listed above, that represents, in aggregate, more than 20% of the eligible votes.

As of February 9, 2021, management and the board are unaware of any person who owns or exercises control or direction over more than 10% of our outstanding shares.

How does voting work?

You can vote your shares by proxy or at the virtual meeting.

A simple majority of the votes cast by proxy or online at the meeting will constitute approval of matters voted on at the annual meeting.

Is my vote confidential?

Yes, your vote is confidential.

To keep your vote confidential, our transfer agent, Computershare, counts all the proxies and does not provide any individual voting information to RBC unless a shareholder clearly intends to communicate their individual position to the board or management or Computershare is legally required to provide this information.

If you submit your vote using the voting information form, your intermediary will tabulate your form and communicate only the result of each vote to Computershare.

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The annual meeting

How do I vote?

There are two ways you can vote: by proxy or online at the virtual meeting. Please follow the instructions below based on whether you are a non-registered (beneficial) shareholder or a registered shareholder.

Non-registered (beneficial) shareholders	Registered shareholders
An intermediary such as a securities broker, trustee or financial institution holds your shares. Your intermediary sent you a voting instruction form.	Your shares are registered directly in your name with our transfer agent, Computershare. A form of proxy was included in your package.
Voting by proxy before the meeting
Non-registered (beneficial) shareholders	Registered shareholders
Provide your instructions in one of these ways:	Provide your instructions in one of these ways:

Visit www.proxyvote.com and enter your 16-digit control number listed on the enclosed voting instruction form.

English: 1-800-474-7493

French: 1-800-474-7501

Complete your voting instruction form and return it by mail in the envelope provided.

Fax your completed voting instruction form to 905-507-7793 or 514-281-8911.

Visit www.investorvote.com and enter your 15-digit control number listed on the enclosed form of proxy.

Complete your form of proxy and return it by mail in the envelope provided.

Fax your completed form of proxy to:

Canada/U.S.: 1-866-249-7775

International: 416-263-9524.

Changed your mind?	Changed your mind?
If you have already sent your completed voting instruction form to your intermediary and you change your mind about your voting instructions, contact your intermediary immediately.

You may revoke your proxy by:

•   delivering a written notice to the secretary, or

•   completing, signing and returning a new proxy form bearing a later date than the form already returned to Computershare.

The written notice or new proxy form must be received no later than 1:00 p.m. (Eastern Time) on Tuesday, April 6, 2021.

Voting online at the meeting
Attending the meeting yourself
Non-registered (beneficial) shareholders	Registered shareholders

•   Write your own name in the space provided on your voting instruction form to instruct your intermediary to appoint you as proxyholder.

•   Sign and return the voting instruction form according to the delivery instructions provided.

•   Do not complete the instructions section of the voting instruction form as you will be attending and voting online at the meeting.

•   Register yourself as your proxyholder, as described below under “Appointing a proxyholder to attend and vote your shares online at the meeting”.

Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will not be able to vote online at the meeting.

• Do not complete or return your form of proxy as you will be attending and voting online at the meeting.

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The annual meeting

Appointing a proxyholder to vote your shares online at the meeting

The form of proxy or voting instruction form appoints Kathleen Taylor or David McKay, each a director of RBC, as your proxyholder, which gives them the authority to vote your shares at the meeting or any adjournment.

You can choose another person or company, including a person who is not a shareholder, as your proxyholder to vote your shares online at the meeting. To do this, you must:

•   appoint that person as proxyholder as described above under “Voting before the meeting”, and

•   register the proxyholder online at http://www.computershare.com/RBC2021 no later than 1:00 p.m. (Eastern Time) on Tuesday, April 6, 2021 in order for Computershare to e-mail the proxyholder with a username.

Failure to register the proxyholder with Computershare will mean the proxyholder will be unable to vote.

How will my proxyholder vote my shares?

Your proxyholder must follow your voting instructions on how you want your shares voted. You can also elect to have your proxyholder decide for you. If you have not specified voting instructions on a particular matter, your proxyholder can vote your shares as they see fit.

Unless you provide alternative instructions, shares represented by proxies will be voted as follows:

•  FOR the election of our director nominees

•  FOR the appointment of PwC as our auditor

•  FOR the advisory resolution on our approach to executive compensation

•  FOR management’s proposals generally

•  AGAINST the shareholder proposals set out in Schedule A

What about amendments or other business?

If amendments to the business items described in this circular or other business items properly come before the meeting, your proxyholder will decide how to vote on them.

How does RBC solicit proxies?

RBC management is soliciting your proxy for use at our annual meeting on April 8, 2021 or any adjournment.

RBC management solicits proxies primarily by mail. Our directors, officers and employees may also call, write or speak to you to encourage you to vote. We have retained Laurel Hill Advisory Group to help us with this process, at an estimated cost of $30,000. We pay the costs associated with soliciting proxies.

Where can I find the voting results?

Following the meeting, we will post the voting results at rbc.com/investorrelations and file the results with securities regulators at sedar.com.

Attending the virtual meeting

How do I attend the virtual meeting?

If you are a registered shareholder or a proxyholder (including non-registered (beneficial) shareholders who have appointed themselves as proxyholder), you will be able to attend the virtual meeting, ask questions and securely vote in real time as follows:

•	Log in online at https://web.lumiagm.com/467409851.

•	Click “I have a login” and then enter your 15-digit control number and password rbc2021 (case sensitive).

For registered shareholders: The 15-digit control number located on the form of proxy or in the email notification you received is your control number.

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The annual meeting

For proxyholders: Once appointed AND registered as proxyholder as described above under “Appointing a proxyholder to vote your shares online at the meeting”, Computershare will provide you with a username by email after 1:00 p.m. (Eastern Time) on Tuesday, April 6, 2021.

To vote online on the matters put forth at the meeting, you must accept the terms and conditions, thus revoking any and all previously submitted proxies.

If you do not wish to revoke all previously submitted proxies, do not accept the terms and conditions once you log in, in which case you will enter the meeting as a guest and you will not be able to vote online at the meeting.

It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences.

If you are a non-registered (beneficial) shareholder and you have not appointed yourself as proxyholder, you will be able to attend the virtual meeting as a guest as follows:

•	Log in online at https://web.lumiagm.com/467409851, click “I am a guest” and register online.

People attending as guests will not be able to vote online at the meeting.

Registered shareholders and non-registered (beneficial) shareholders can also attend the meeting online at rbc.com/investorrelations or via telephone at the following numbers:

• English: • 1-800-920-2983 (Canada and the U.S.) • 647-722-6880 (International) Reservation: 21990148	• French: • 1-800-919-1728 (Canada and the U.S.) • 416-981-9010 (International) Reservation: 21990150

People attending online at rbc.com/investorrelations or via telephone will not be able to vote at the meeting.

You should allow at least 15 minutes to check into the meeting and complete the related registration.

How can a U.S. non-registered (beneficial) shareholder attend the meeting?

To attend and vote at the virtual meeting, you must first obtain a valid legal proxy form from the intermediary that holds your shares and then register in advance of the meeting as follows:

•	Follow the instructions from your intermediary or contact your intermediary to request a legal proxy form.

•

Submit a copy of your legal proxy form to Computershare by mail using the contact information on the back cover of the circular or by email at uslegalproxy@computershare.com to register for the meeting. Requests for registration must be labeled “Legal Proxy” and be received no later than 1:00 p.m. (Eastern Time) on Tuesday, April 6, 2021.

•	A confirmation of your registration will be emailed to you after Computershare receives your registration materials.

•	Register your appointment at http://www.computershare.com/RBC2021.

Once these steps are completed, you may attend the meeting and vote your shares at https://web.lumiagm.com/467409851 during the meeting.

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The annual meeting

How can I ask questions?

At the meeting, the bank will hold a live questions and answer (Q&A) session to answer questions submitted during the meeting. Only registered shareholders, non-registered (beneficial) shareholders or their proxyholders may submit questions.

Before the meeting	During the meeting
You can ask questions prior to the meeting by contacting the secretary using the contact details on the back cover of this circular.

You can ask questions during the meeting either in writing or via live audio webcast, online at https://web.lumiagm.com/467409851.

Questions can be submitted at any time during the meeting until the chair of the meeting closes the Q&A session.

Participants attending the meeting via telephone will not be able to submit questions during the meeting.

For more information about how to submit questions during the meeting, please visit rbc.com/investorrelations.

We will only answer questions of interest to all shareholders during the meeting. The chair of the meeting has broad authority to conduct the meeting in an orderly manner and reserves the right to edit questions or to reject questions deemed inappropriate in accordance with the rules of conduct of the meeting which are available at rbc.com/investorrelations and at https://web.lumiagm.com/467409851. If your question is related to a personal matter, an RBC representative will contact you after the meeting.

We will respond in writing to the shareholder or proxyholder as soon as practical after the meeting to any questions that cannot be answered during the meeting due to time or technical constraints.

Where can I find additional information?

If you are not sure whether you are a registered shareholder or non-registered (beneficial) shareholder or for additional information regarding voting by proxy before the meeting, voting online, attending the virtual meeting (including technical and logistical issues related to accessing the virtual meeting) or other general proxy matters, please contact Computershare at 1-866-586-7635 (Canada/U.S.) or 514-982-7555 (International).

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The annual meeting

Directors

The nominees

This year we have 12 nominees standing for election. The following nominee profiles include a summary of each nominee’s career experience, areas of expertise, current board committee memberships and directorships at other public companies over the past five years. For more information about our nominees, see the Directors and Executive Officers section in our annual information form dated December 1, 2020. The information on each director nominee in this circular is current as of February 9, 2021.

Board composition

42% of our director nominees are women

The average tenure of our director nominees is 5.7 years

This section also includes each nominee’s equity ownership in RBC as at the end of our last two fiscal years, which is comprised of shares and director deferred stock units (DDSUs). Effective November 1, 2019, the share ownership guideline for directors was increased from $750,000 to $1,200,000.

Values of shares and DDSUs are based on $93.16 and $106.24, the closing price of RBC common shares on the Toronto Stock Exchange (TSX) on October 31, 2020 and October 31, 2019, respectively. None of the nominees holds shares of RBC subsidiaries.

The attendance figures in each nominee’s profile show the number of board and committee meetings the nominee attended in fiscal 2020 out of the number of meetings that were held while the nominee was a member.

Directors are required to attend a minimum of 75% of board and committee meetings, except where the governance committee determines that factors beyond their control prevented them from achieving this requirement. Overall attendance includes both regularly scheduled and special meetings of the board and its committees. Special meetings are scheduled as needed, often on short notice, and largely relate to ordinary course matters that arise between regularly scheduled meetings. Directors often also attend meetings of the committees of which they are not members. In addition to the regularly scheduled and special board and committee meetings listed in each profile, the board held five separate information sessions during the early stages of the COVID-19 pandemic. More information on how the board and its committees dealt with COVID-19 can be found on page 28 of this circular and in board committee reports starting on page 43 of this circular.

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The annual meeting

Andrew A. Chisholm

Toronto, ON, Canada

Age 61 | Director since 2016

Independent

2020 annual meeting

Votes in favour: 99.80%

Areas of expertise

•   Accounting and finance

•   Financial services

•   Legal/regulatory

•   Risk management

Public board memberships

•   None

Mr. Chisholm is a corporate director. He was Senior Strategy Officer at Goldman Sachs & Co. (a global investment bank) from 2012 to 2014 and served as partner for 16 years. His 30-year career at Goldman Sachs included a variety of senior leadership positions, including Head of the Global Financial Institutions Group from 2002 to 2012 and co-chair of the firm-wide commitments committee from 2011 to 2015. He retired in April 2016.

Mr. Chisholm is a director of RBC US Group Holdings LLC.

Mr. Chisholm is a director of Evergreen, and an advisor to ArcTern Ventures, Novisto, riskthinking.AI and Receptiviti Inc. He is chair of the advisory board of the Richard Ivey School of Business at Western University as well as a member of their sustainability advisory council. He is also a member of the advisory board of the Institute for Sustainable Finance of the Smith School of Business at Queen’s University and the climate strategy advisory board at the Institute of Corporate Directors.

He holds an MBA from the Richard Ivey School of Business and a Bachelor of Commerce from Queen’s University.

Attendance (100% overall)

Board/Committee memberships	Regular	Special

Board	8/8	1/1

Audit	7/7	3/3

Governance	5/5	3/3

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000

2020	3,813	8,218	12,031	$1,120,808	0.9 x

2019	3,813	2,893	6,706	$712,445	0.6 x

Jacynthe Côté

Montreal, QC, Canada

Age 62 | Director since 2014

Independent

2020 annual meeting

Votes in favour: 99.79%

Areas of expertise

•   Accounting and finance

•   Legal/regulatory

•   Risk management

•   Talent management and executive compensation

Public board memberships

•   Transcontinental Inc. (2016–present)

Ms. Côté is the chair of the board of Hydro-Québec (an electricity service provider). She was President and Chief Executive Officer of Rio Tinto Alcan (a metals and mining company) from 2009 to 2014 and served in an advisory capacity until her retirement in 2014.

Prior to that, she served as President and Chief Executive Officer of Rio Tinto Alcan’s Primary Metal business group. Ms. Côté joined Alcan Inc. in 1988 and served in a variety of progressively senior leadership roles during her 26-year career.

Ms. Côté is chair of the board of Sainte-Justine UHC Foundation and Alloprof. She holds a Bachelor of Chemistry from Laval University.

• Finning International Inc. (2014–present) • Suncor Energy Inc. (2015–2018)	Attendance (100% overall)
	Board/Committee memberships	Regular	Special
	Board	8/8	1/1
	Audit	7/7	3/3
	Governance (chair)	5/5	3/3

Securities held as at fiscal year end

Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000

2020	2,000	20,545	22,545	$2,100,292	1.8 x

2019	2,000	16,044	18,044	$1,916,995	1.6 x

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The annual meeting

Toos N. Daruvala

New York, NY, U.S.A.

Age 65 | Director since 2015

Independent

2020 annual meeting

Votes in favour: 99.68%

Areas of expertise

•   Financial services

•   Legal/regulatory

•   Risk management

•   Technology/digital

Public board memberships

•   CardConnect Corp.
(2016–2017)

Mr. Daruvala is Co-Chief Executive Officer of MIO Partners, Inc. (the in-house asset management arm of McKinsey & Company). In 2016, he served as Senior Advisor and Director Emeritus for McKinsey & Company following his retirement in 2015. During his 33-year career at McKinsey he advised financial institutions on a broad range of strategic and operational matters and led McKinsey’s risk management and banking and securities practices (both in the Americas).

He is a member of the advisory board of the Ross School of Business at the University of Michigan and is on the board of directors of the New York Philharmonic. He is an Adjunct Professor and Executive-in-Residence at the Columbia Business School.

Mr. Daruvala holds an MBA from the University of Michigan and a Bachelor of Technology in Electrical Engineering from the Indian Institute of Technology.

Attendance (100% overall)
Board/Committee memberships	Regular	Special
Board	8/8	1/1
Governance	5/5	3/3
Risk (chair)	7/7	5/5

Securities held as at fiscal year end
Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000

2020	1,479	18,683	20,162	$1,878,292	1.6 x

2019	1,427	14,260	15,687	$1,666,587	1.4 x

David F. Denison,

OC, FCPA, FCA

Toronto, ON, Canada

Age 68 | Director since 2012

Independent

2020 annual meeting

Votes in favour: 99.67%

Areas of expertise

•   Accounting and finance

•   Business-to-consumer

•   Financial services

•   Risk management

Public board memberships

Mr. Denison is chair of the board of Element Fleet Management Corp. (a global fleet management solutions company). He served as President and Chief Executive Officer of the Canada Pension Plan Investment Board from 2005 to 2012. Prior to that, he was President of Fidelity Investments Canada Limited.

He is a director of Bell Canada and is Chancellor of the Canadian Business Hall of Fame. He is also an Advisor Emeritus to the Government of Singapore Investment Corporation and Co-Chair of the Investment Committee of the University of Toronto.

Mr. Denison holds bachelor’s degrees in mathematics and education from the University of Toronto. He is a chartered professional accountant and a fellow of the Chartered Professional Accountants of Ontario. He is an officer of the Order of Canada.

• Element Fleet Management Corp. (board chair) (2019–present) • BCE Inc. (2012–present) • Hydro One Limited (board chair) (2015–2018) • Allison Transmission Holdings, Inc. (2013–2017)	Attendance[1] (100% overall)
	Board/Committee memberships	Regular	Special
	Board	8/8	1/1
	Audit	1/1	–
	Governance	4/4	3/3
	Risk	7/7	5/5

Securities held as at fiscal year end
Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000
2020	1,207	30,814	32,021	$2,983,076	2.5 x
2019	1,158	26,321	27,479	$2,919,369	2.4 x

1	Effective January 1, 2020, Mr. Denison retired as chair and member of the audit committee and joined the governance committee.

Royal Bank of Canada	16

The annual meeting

Cynthia Devine, FCPA, FCA

Toronto, ON, Canada

Age 56 | Director since 2020

Independent

2020 annual meeting

Votes in favour: non-applicable[1]

Areas of expertise

•  Accounting and finance

•  Business-to-consumer

•  Risk management

•  Talent management & executive compensation

Public board memberships

•   Empire Company Limited
(2013–present)

Ms. Devine is the Chief Financial Officer of Maple Leaf Sports and Entertainment (a professional sports and entertainment company). Prior to that, she was Executive Vice-President, Chief Financial Officer and Corporate Secretary of RioCan Real Estate Investment Trust from 2015 until 2017 and Chief Financial Officer of Tim Hortons Inc. from 2003 until 2014.

Ms. Devine is a director of Sobeys Inc. and a member of the advisory board of the Richard Ivey School of Business at Western University

and of the board of governors of the North York General Hospital.

Ms. Devine holds an Honours Business Administration degree from the Richard Ivey School of Business at Western University, and is also a fellow of the Chartered Professional Accountants of Ontario.

Attendance[1] (100% overall)
Board/Committee memberships	Regular	Special
Board	2/2	–
Audit	2/2	–
Governance	1/1	1/1

Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total shares/ DDSUs (#)	Total value of shares/DDSUs	Total as a multiple of share ownership guideline of $1,200,000
2020	11,845	801	12,646	$1,178,101	1.0 x
1	Effective August 1, 2020, Ms. Devine was appointed a director and joined the audit and governance committees.

David McKay

Toronto, ON, Canada

Age 57 | Director since 2014

Not independent

(management)

2020 annual meeting

Votes in favour: 99.84%

Areas of expertise

•   Accounting and finance

•   Business-to-consumer

•   Financial services

•   Risk management

Public board memberships

•   None

Mr. McKay is President and Chief Executive Officer of Royal Bank of Canada. Prior to his appointment in 2014, he was Group Head, Personal & Commercial Banking from 2012 to 2014 and Group Head, Canadian Banking from 2008 to 2012. Mr. McKay started his career at RBC in 1988 and has held progressively more senior roles since then.

He is a member of the Catalyst Canada advisory board, the Business Council of Canada and the Business Council (United States). He is also the chair of the board of the Business + Higher Learning Roundtable.

Mr. McKay holds an MBA from the Richard Ivey School of Business at Western University and a Bachelor of Mathematics from the University of Waterloo.

Attendance (100%)
Board	Regular	Special
Board	8/8	1/1
Mr. McKay is not a member of any board committee but attends committee meetings at the invitation of the committees.

Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total shares/ DDSUs (#)	Total value of shares/DDSUs	Total as a multiple of share ownership requirement of 8x last 3 years’ average salary[3]
2020	39,521	236,018[1]	275,539	$25,669,225	17.1 x
2019	36,740	235,068[2]	271,808	$28,876,899	19.3 x

1

Represents 217,152 performance deferred share units under the performance deferred share unit program and 18,866 deferred share units under the deferred share unit program for executives (see the description of these programs on pages 72 and 75, respectively).

2	Represents 216,997 performance deferred share units under the performance deferred share unit program and 18,071 deferred share units under the deferred share unit program for executives.
3	Mr. McKay does not receive separate compensation for his services as a director.

17	Royal Bank of Canada

The annual meeting

Kathleen Taylor, CM

Toronto, ON, Canada

Age 63 | Director since 2001

Board chair since 2014

Independent

2020 annual meeting

Votes in favour: 97.69%

Areas of expertise

•   Accounting and finance

•   Business-to-consumer

•   Legal/regulatory

•   Talent management and executive compensation

Public board memberships

•   Air Canada
(2016–present)

•   Adecco Group
(vice-chair)
(2015–present)

Ms. Taylor is chair of the board of Royal Bank of Canada. She is the former President and Chief Executive Officer of Four Seasons Hotels and Resorts, where she served in a variety of senior leadership roles from 1989 to 2013. She is also the chair of Altas Partners LLP and a director of the Canada Pension Plan Investment Board.

She is a director of the SickKids Foundation and a member of the board of trustees of the Hospital for Sick Children, as well as a member of the principal’s international advisory board of McGill University and the dean’s advisory council of the Schulich School of Business at York University. She is also CEO-in-Residence at the School of Business at Trent University.

Ms. Taylor holds an MBA from the Schulich School of Business, a law degree from Osgoode Hall Law School and a Bachelor of Arts (Honours) from the University of Toronto. Ms. Taylor is a member of the Order of Canada.

Attendance (100%)
Board membership	Regular	Special
Board (chair)	8/8	1/1
As board chair, Ms. Taylor is not a member of any board committee but attends and participates at committee meetings. In fiscal 2020, she attended 100% of all committee meetings.

Securities held as at fiscal year end
Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000
2020	31,640	85,283	116,923	$10,892,547	9.1 x
2019	31,640	79,819	111,459	$11,841,404	9.9 x

Maryann Turcke

New York, NY, U.S.A.

Age 55 | Director since 2020

Independent

2020 annual meeting

Votes in favour: 99.77%

Areas of expertise

•   Business-to-consumer

•   Risk management

•   Talent management and executive compensation

•   Technology/digital

Public board memberships

•   None

Ms. Turcke is Senior Advisor at Brookfield Infrastructure Partners L.P. She is also Senior Advisor to the National Football League (NFL) where she served as Chief Operating Officer from 2018 to 2020, prior to which she was President, NFL Networks. Before joining the NFL in 2017, Ms. Turcke was President, Bell Media after having held a variety of senior leadership roles during her 12 years at Bell Canada.

She is chair of the advisory board of the
Smith School of Business at Queen’s
University.

Ms. Turcke holds an MBA and a Bachelor of Civil Engineering from Queen’s University and a Master of Engineering from the University of Toronto.

Attendance[1] (100% overall)
Board/Committee memberships	Regular	Special
Board	7/7	1/1
Audit	6/6	3/3
Human resources	4/4	–

Securities held as at fiscal year end
Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000
2020	1,000	2,763	3,763	$350,561	0.3 x

1	Effective January 1, 2020, Ms. Turcke was appointed a director and joined the audit and human resources committees.

Royal Bank of Canada	18

The annual meeting

Thierry Vandal

Mamaroneck, NY, U.S.A.

Age 60 | Director since 2015

Independent

2020 annual meeting

Votes in favour: 99.48%

Areas of expertise

•   Accounting and finance

•   Legal/regulatory

•   Risk management

•   Talent management and

    executive compensation

Mr. Vandal is President of Axium Infrastructure US Inc. (an investment management firm). He was President and Chief Executive Officer of Hydro-Québec from 2005 until his retirement in 2015.

He serves on the international advisory board of HEC Montréal. He is a Governor Emeritus and a member of the principal’s international advisory board of McGill University. He is also a fellow of the Canadian Academy of Engineering.

Mr. Vandal holds an MBA in finance from HEC Montréal and an engineering degree from École Polytechnique de Montréal.

Public board memberships • TC Energy Corporation (2017–present) • Veresen Inc. (2015–2017)	Attendance (100% overall)
	Board/Committee memberships	Regular	Special
	Board	8/8	1/1
	Risk	7/7	5/5
	Human resources (chair)	5/5	–

Securities held as at fiscal year end
Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000
2020	1,178	16,868	18,046	$1,681,165	1.4 x
2019	1,119	12,521	13,640	$1,449,114	1.2 x

Bridget A. van Kralingen

New York, NY, U.S.A.

Age 57 | Director since 2011

Independent

2020 annual meeting

Votes in favour: 99.57%

Areas of expertise

•   Business-to-consumer

•   Financial services

•   Talent management  and
executive compensation

•   Technology/digital

Public board memberships

•   None

Ms. van Kralingen is Senior Vice-President of Global Markets at IBM Corporation (an information technology company) where she is responsible for IBM’s revenue, profit, business development and client satisfaction worldwide. Since joining IBM in 2004 she has served in a variety of leadership positions including Senior Vice-President of Global Industries, Platform and Blockchain, Senior Vice-President of IBM Global Business Services and General Manager of IBM North America. Prior to

joining IBM, she was Managing Partner, Financial Services with Deloitte Consulting, US.

She is a member of the boards of the New York Historical Society and the Partnership for New York City.

Ms. van Kralingen holds a Master of Commerce in Industrial and Organisational Psychology from the University of South Africa, a Bachelor of Commerce from the University of the Witwatersrand, South Africa, and an honours degree in commerce from the University of Johannesburg.

Attendance (92% overall)
Board/Committee memberships	Regular	Special
Board	8/8	1/1
Human resources	5/5	–
Risk	7/7	4/5

Securities held as at fiscal year end
Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000
2020	1,582	30,675	32,257	$3,005,062	2.5 x
2019	1,526	26,266	27,792	$2,952,622	2.5 x

19	Royal Bank of Canada

The annual meeting

Frank Vettese

FCPA, FCBV

Toronto, ON, Canada.

Age 57 | Director since 2019

Independent

2020 annual meeting

Votes in favour: 99.81%

Areas of expertise

•   Accounting and finance

•   Business-to-consumer

•   Risk management

•   Talent management and executive compensation

Public board memberships

•   None

Mr. Vettese was Managing Partner and Chief Executive Officer of Deloitte Canada from 2012 and a member of Deloitte’s Global Executive from 2007 until his retirement in June 2019. Over the course of his career with Deloitte, Mr. Vettese served in a number of senior positions, including Chair of the Americas Executive and Global Managing Partner, Financial Advisory. He also served as Deloitte Canada’s Chief Inclusion Officer between 2016 and 2019.

He is a member of the board of trustees of the Hospital for Sick Children, the board of directors of the David Cornfield Melanoma Fund and the Rideau Hall Foundation, the advisory board of Delos Living LLC, Catalyst Canada, and the dean’s advisory board of the Schulich School of Business at York University.

Mr. Vettese holds an MBA and a Bachelor of Business Administration from the Schulich School of Business at York University.

Attendance[1] (100% overall)
Board/Committee memberships	Regular	Special
Board	8/8	1/1
Audit (chair)	7/7	3/3
Human resources	5/5	–

Securities held as at fiscal year end
Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $1,200,000
2020	9,570	4,539	14,109	$1,314,394	1.1 x
2019	9,570	790	10,360	$1,100,646	0.9 x

1	Mr. Vettese was appointed chair of the audit committee effective January 1, 2020.

Jeffery Yabuki

Incline Village, NV, U.S.A.

Age 60 | Director since 2017

Independent

2020 annual meeting

Votes in favour: 99.48%

Areas of expertise

•   Accounting and finance

•   Financial services

•   Risk management

•   Technology/digital

Public board memberships

•   Fiserv, Inc.
(2005-2020)

Mr. Yabuki is the chairman of Sportradar AG (a global provider of sports entertainment products and services). He was President and Chief Executive Officer of Fiserv, Inc. from 2005 to 2019, Chairman and Chief Executive Officer until July 2020, and Executive Chairman until his retirement in December 2020. Prior to joining Fiserv, he was Executive Vice-President and Chief Operating Officer of H&R Block, Inc. which he joined in 1999. Prior to that, he was a senior officer at American Express Co. for 12 years.

He is a member of the board of directors of Ixonia Bancshares Inc., a financial services holding company. He also serves on the board of trustees of the Milwaukee Art Museum.

Mr. Yabuki holds a Bachelor of Science in Business Administration and Accounting from California State University and was previously licensed as a certified public accountant.

Attendance (100% overall)
Board/Committee memberships	Regular	Special
Board	8/8	1/1
Audit	7/7	3/3
Governance	5/5	3/3

Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total shares/ DDSUs (#)	Total value of shares/DDSUs	Total as a multiple of share ownership guideline of $1,200,000
2020	6,900	8,798	15,698	$1,462,426	1.2 x
2019	6,900	5,311	12,211	$1,297,297	1.1 x

Royal Bank of Canada	20

The annual meeting

Skills and competencies

The board maintains a matrix to help identify the competencies and experience it regards as key to the long-term strategic success of RBC. The matrix assists the governance committee and the board in acquiring the right talent and expertise against the backdrop of a dynamic marketplace and evolving regulatory landscape.

As the matrix shows, the director nominees for 2021 present a diverse range of expertise, experience and perspectives, which supports strong and effective oversight of RBC as it pursues its strategic goals and financial objectives.

All director nominees are required to have experience and skills acquired from senior-level involvement in major organizations.

To best support the bank in achieving its purpose to help clients thrive and communities prosper, all director nominees are required to have experience in environmental, social and governance (ESG) matters. They must also share a commitment to the RBC values of integrity, putting the client first, diversity and inclusion, accountability and collaboration.

Competencies and experience
Accounting and finance	✓	✓		✓	✓	✓	✓		✓		✓	✓
Business-to-consumer				✓	✓	✓	✓	✓		✓	✓
Financial services	✓		✓	✓		✓				✓		✓
Legal/regulatory	✓	✓	✓				✓		✓
Risk management	✓	✓	✓	✓	✓	✓		✓	✓		✓	✓
Talent management and executive compensation		✓			✓		✓	✓	✓	✓	✓
Technology/digital			✓					✓		✓		✓
Business transformation	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓
Multi-line responsibility	✓	✓		✓	✓	✓	✓			✓	✓
CEO experience		✓		✓		✓	✓		✓		✓	✓
U.S. expertise	✓		✓			✓	✓	✓	✓	✓	✓	✓

1	Directors are asked to identify their top four major competencies in a self-assessment questionnaire, recognizing that they have experience in other major competencies as well.

Our commitment to a diverse and balanced board

In line with our Board Diversity Policy and our commitment to a balanced and diverse board, the governance committee also considers gender and non-gender diversity, ethnicity, race, ancestral origin, age, geography, background, sexual orientation and other dimensions of diversity when it nominates directors for election or re-election.

21	Royal Bank of Canada

The annual meeting

Director compensation

Our approach to compensation

Experienced, focused and talented directors are essential to achieve our strategic objectives and provide effective guidance to and oversight of management.

The governance committee is responsible for all aspects of director compensation and annually reviews the amount and form of non-executive director compensation, taking the following into account:

•	size, complexity and geographic scope of RBC

•	expected time commitment of directors

•	overall expertise and experience required

•	need for compensation that is fair and positions RBC to attract highly qualified directors, and

•	alignment of interests between directors and shareholders.

Decision-making process

The governance committee assesses the design and competitiveness of director compensation in the context of industry best practices and with reference to a core Canadian comparator group of companies (including financial institutions) of similar size, complexity and geographic scope to RBC. It also considers a broader reference group of U.S. and international financial institutions of similar size, complexity, business mix, scale of operations outside their home country and financial condition.

Canadian comparator group
Financial institutions		Non-financial institutions
Bank of Montreal	Manulife Financial	BCE	Nutrien
Bank of Nova Scotia	Sun Life Financial	Canadian National Railway	Suncor Energy
Canadian Imperial Bank of Commerce	Toronto-Dominion Bank	Enbridge	TC Energy

U.S. and international reference group
U.S. financial institutions		International financial institutions
Bank of America	U.S. Bancorp	ANZ Banking Group
Citigroup	Wells Fargo	Commonwealth Bank of Australia
JPMorgan Chase & Co.		National Australia Bank
PNC Financial		Westpac Banking Corporation

Royal Bank of Canada	22

The annual meeting

Compensation structure

We believe in an effective and transparent compensation structure. Each non-executive director is paid a flat annual fee covering all of their responsibilities, attendance and work performed during the year, including membership on two board committees. The board chair and the committee chairs each receive an additional retainer.

Directors are also reimbursed for travel and other expenses incurred to attend board, committee and other meetings or business at the request of RBC.

In fiscal 2020, RBC directors were compensated as follows:	Annual retainers	($)
	Director	300,000
	Board chair	275,000
	Committee chair	50,000

David McKay, as President and Chief Executive Officer (CEO) of RBC, does not receive any director compensation.

Non-executive directors do not receive stock options and do not participate in RBC pension plans.

No changes to compensation

There are no changes recommended or approved for 2021.

Alignment of director and shareholder interests

The board believes the following three measures effectively align the interests of our directors and shareholders.

1. Share ownership requirement

During fiscal 2020, directors were required to own RBC equity with a total aggregate value of at least $1,200,000 or four times the total director retainer within five years of joining the board. Directors must own at least 1,000 RBC common shares as part of this investment.

2. Investment of director fees

Director investments in RBC equity are facilitated through the director share purchase plan (for RBC common shares) and the director deferred stock unit plan (for director deferred stock units or DDSUs). DDSUs are notional units that have the same value as RBC common shares. When a DDSU is credited to or redeemed by a director, its value is calculated using the average closing price on the TSX of an RBC common share over the five preceding trading days.

Breakdown of annual director retainer

Directors must invest at least 60% ($180,000 in fiscal 2020) of their annual director retainer (the equity portion) in either RBC common shares or DDSUs. Until a director owns at least 1,000 RBC common shares, the equity portion of the director retainer is paid in shares. Shares are purchased at market price. Directors may invest up to 100% of the cash portion of their annual director retainer in either DDSUs or shares. Directors cannot sell shares purchased with the equity portion of their annual director retainer or redeem any DDSUs until they retire from the board.

23	Royal Bank of Canada

The annual meeting

Beginning November 1, 2020, the board chair must also invest at least 40% ($110,000 in fiscal 2021) of the annual board chair retainer in either RBC common shares or DDSUs. The board chair cannot sell shares purchased with the equity portion of the annual director or board chair retainers or redeem any DDSUs until retirement from the board.

3. Restrictions on trading and hedging RBC securities

Directors cannot:

•	sell RBC securities directly or indirectly if they do not own or have not fully paid for them (a short sale)

•	directly or indirectly buy or sell a call or put on RBC securities, or

•

enter into equity monetization transactions that would have an effect equivalent to creating call or put rights in respect of RBC securities or other financial instruments designed to hedge or offset a decrease in the market value of RBC securities.

Compensation for membership on subsidiary boards

Non-executive directors may be asked to serve as directors of RBC subsidiaries and are paid for their services and reimbursed for travel and other expenses. Mr. Chisholm serves on the board of RBC US Group Holdings LLC, our U.S. intermediate holding company. During fiscal 2020, Mr. Chisholm was paid a director retainer of US$135,000 and received his compensation in DDSUs.

Royal Bank of Canada	24

The annual meeting

Director compensation table

The following table sets out the total compensation paid to non-executive directors in fiscal 2020. Directors who served in any capacity for a portion of the fiscal year were compensated on a pro-rated basis.

In 2020, as a whole, directors received 87% of their compensation in equity.

Directors	Fees earned ($)	All other compensation ($)	Total ($)	Allocation of RBC fees ($)
				Shares/ DDSUs	Cash

A. Chisholm[1]	300,000	179,793	479,793	479,793	–

J. Côté[2]	350,000	–	350,000	350,000	–

T. Daruvala[3]	350,000	–	350,000	350,000	–

D. Denison[4]	308,334	–	308,334	308,334	–

C. Devine[5]	75,000		75,000	75,000

A. Laberge[6]	300,000	–	300,000	240,000	60,000

M. McCain[7]	300,000	–	300,000	300,000	–

H. Munroe-Blum[8]	300,000	–	300,000	180,000	120,000

K. Taylor[9]	575,000	–	575,000	180,000	395,000

M. Turcke[10]	250,000	–	250,000	250,000	–

T. Vandal[11]	350,000	–	350,000	350,000	–

B. van Kralingen	300,000	–	300,000	300,000	–

F. Vettese[12]	341,667		341,667	341,667

J. Yabuki	300,000	–	300,000	300,000	–

TOTAL	4,400,001	179,793	4,579,794	4,004,794	575,000

1

Fees under “All other compensation” reflect the board retainer for serving on the board of RBC US Group Holdings LLC. US dollar compensation has been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$1.3318 on the last trading day of the 2020 fiscal year (October 30, 2020).

2	Fees include the governance committee chair retainer.

3	Fees include the risk committee chair retainer.

4	Effective January 1, 2020, Mr. Denison retired as chair of the audit committee and received a pro-rated portion of the audit committee chair retainer.

5	Ms. Devine was appointed a director on August 1, 2020 and received a pro-rated portion of the annual director retainer.

6	Ms. Laberge retired on January 2, 2021. In fiscal 2020, she attended nine board meetings, eight governance committee meetings and 12 risk committee meetings.

7	Mr. McCain will retire on April 8, 2021. In fiscal 2020, he attended nine board meetings, 10 audit committee meetings and five human resources committee meetings.

8	Ms. Munroe-Blum will retire on April 8, 2021. In fiscal 2020, she attended nine board meetings, five human resources committee meetings and 12 risk committee meetings.

9	Fees include the board chair retainer.

10	Ms. Turcke was appointed a director on January 1, 2020 and received a pro-rated portion of the annual director retainer.

11	Fees include the human resources committee chair retainer.

12	On January 1, 2020, Mr. Vettese was appointed as chair of the audit committee and received a pro-rated portion of the audit committee chair retainer.

25	Royal Bank of Canada

Governance

Governance

Royal Bank of Canada	26

Governance

Our approach to governance

We are committed to high standards of governance that are consistent with regulatory expectations and evolving best practices and are aligned with our strategy and risk appetite. We believe that good governance is not just about overseeing RBC and its practices, but doing so in a way that is transparent and ethical. It involves an independent board actively engaging with all stakeholders, knowing the business and its risks, constructively challenging management, understanding the opportunities and challenges of a changing industry and economy, setting robust standards and principles that will guide RBC in delivering on its purpose of helping clients thrive and communities prosper while enhancing value for our shareholders.

The core principles that drive our approach

Culture and conduct
By setting the tone from above, the board champions the values of trust, integrity and good governance.

Stewardship
Directors are the stewards of RBC, exercising independent judgment in overseeing management and safeguarding the interests of shareholders.

Strategic oversight
Directors are key advisors to management, advising on strategic direction, objectives and action plans, taking into account business opportunities and the bank’s risk appetite.

Risk oversight
The board oversees the frameworks, policies and systems to identify and manage risks to the businesses and seeks to embed a strong risk-aware culture throughout RBC.

Independence
Independence from the bank and management is fundamental to the board’s effective oversight, and mechanisms are in place to ensure its independence.

Accountability
Transparency is a hallmark of good governance. The board is committed to clear and comprehensive financial reporting and disclosure and to constructive shareholder and stakeholder engagement.

Continuous improvement
The board is committed to continuously improving its corporate governance principles, policies and practices.

The board exercises its authority in accordance with the Bank Act and other applicable laws and regulations, including those of the Canadian Securities Administrators, the Toronto Stock Exchange, the New York Stock Exchange and the U.S. Securities and Exchange Commission.

27	Royal Bank of Canada

Governance

Our governance structure

Our governance structure establishes the fundamental relationships amongst the board, its committees, management, shareholders and other stakeholders.

We define values that set the tone of our organizational culture as well as our strategic and corporate objectives, and we determine our plans for achieving and monitoring performance through this structure.

Role of the board

Directors oversee management and aim to enhance long-term shareholder value.

The board makes major policy decisions, participates in strategic planning and reviews management’s performance and effectiveness. The Bank Act specifies important matters the board must address, such as the approval of financial statements and declarations of dividends. The board reserves the right to make certain decisions and delegates others to management. Management requires board approval for matters that exceed certain dollar thresholds.

Royal Bank of Canada	28

Governance

Board oversight during the COVID-19 crisis

In 2020, the board and its committees were agile and proactive, shifting priorities to address immediate and emerging risks presented by the COVID-19 pandemic, meeting virtually and more often, while continuing to work to achieve the priorities set before the pandemic, effectively fulfilling their duty to supervise the management of the business and affairs of the bank.

The board and committees met frequently during the early stages of the crisis about the rapidly evolving situation.	The board and committee chairs were in constant communication with the CEO and senior executives throughout the crisis.

Regular written updates from the CEO and senior executives kept board members informed in real time.	Directors and management were highly engaged, meeting virtually and extending meeting cycles.

Role of the governance committee

The governance committee oversees board renewal and nominates directors for election or re-election (see page 36 for more information on nominating board members). The governance committee also recommends committee membership and committee chair successors and oversees the process for board chair succession.

The governance committee reviews board, committee and chair mandates, which outline areas of responsibility and oversight, and allocates responsibilities as required, taking into account regulatory guidance and industry best practices. These reviews ensure that the board, its committees and the board and committee chairs are adaptive and responsive to new requirements and continue to practice strong oversight.

Directors serve on two committees at a time for a minimum of three years per committee, and many directors serve on every committee during their tenure as director.

The governance committee chair, as well as each committee chair, reports to the board following each committee meeting.

Role of the board chair

Kathleen Taylor is our independent board chair.

Having an independent, non-executive board chair enhances management’s accountability and the board’s independent oversight. The board chair leads board and shareholder meetings and is responsible for the management, development and effective functioning of the board. While she does not serve on any board committee, she attends and participates in committee meetings. The board chair does not have the deciding vote if a board vote results in a tie.

Among other things, the board chair also:

•	advises the CEO on major issues and liaises between the board and senior management

•	participates in the orientation of new directors and the continuing development of current directors

•	with the governance committee, conducts the board’s effectiveness evaluation (as outlined on page 42) and plans board succession and recruitment

•	interacts with directors and senior executives throughout the year

•	meets with regulators, shareholders and stakeholders on behalf of the board, and

•	periodically attends board meetings and meets with independent directors of our key subsidiaries.

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The board reviews and approves the board chair’s mandate, while the governance committee, under the direction of its chair, annually assesses the effectiveness of the board chair in fulfilling her mandate.

You can find the mandates of the board, board chair and board committees at rbc.com/governance.

What the directors oversee

Culture and conduct

•  Champion RBC values, as set out in our Code of Conduct

•  Oversee our culture of integrity in dealing with clients, communities and others, in working together, in how we do business and in safeguarding entrusted assets

•  Promote a respectful environment where colleagues can speak up and challenge behaviours when they do not align with RBC values

Strategic planning

•  Oversee our strategic direction, plans and priorities and ensure they align with our risk appetite

•  Discuss and challenge enterprise strategy with management and monitor the implementation of strategic initiatives

•  Annually approve the strategic plan, taking into account the opportunities and risks of the businesses

•  Approve our financial objectives and operating plans, including significant capital allocations, expenditures and transactions that exceed delegated authorities

•  Review and approve the RBC organizational structure

•  Review the results of the annual assessment of business performance

Risk management

•  Oversee and approve our risk appetite framework

•  Oversee strategic risk management by approving risk management frameworks and policies and monitoring conduct risk

•  Promote a strong risk culture and ensure conduct adheres to the enterprise-wide risk management framework

•  Meet with regulators to discuss our risk appetite and control environment

Financial reporting and internal controls

•  Approve the quarterly and annual financial reports

•  Oversee compliance with applicable audit, accounting and financial reporting requirements

•  Monitor management’s implementation and maintenance of effective internal control systems, including management information systems, and assess their adequacy and effectiveness

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Talent management and succession planning

•  Supervise succession planning processes, which include the selection, appointment and development of the CEO and officers reporting to the CEO (the Group Executive)

•  Evaluate and approve the compensation of the CEO and senior management team in a manner consistent with prudential incentives

•  Annually review and approve the CEO’s mandate

•  Review strategies and programs for the assessment and development of talent and for increasing diversity and inclusion at all levels of the organization

Governance

•  Establish appropriate structures and procedures to allow the board to function effectively and independently

•  Develop corporate governance principles and guidelines

•  Monitor best governance practices

Environmental and social

•  Oversee our enterprise approach to environmental and social matters and ensure the bank’s business is conducted to meet high standards of environmental and social responsibility

•  Oversee our enterprise approach to climate change with an objective to support our clients in the transition to a low-carbon economy

•  Annually review the bank’s environmental and social disclosure, including the ESG Performance Report and the Task Force on Climate-related Financial Disclosures Report

Our approach to environmental, social and governance (ESG) matters

Our success as a company is defined by the long-term well-being of the people that we serve, the communities in which we operate, and the planet that we will leave to future generations. Our approach to managing ESG matters, including our corporate citizenship strategy, programs and performance, uses a decentralized organizational model that reflects our belief that ESG matters should be embedded in our business.

Together our ESG Performance Report, Public Accountability Statement and Task Force on Climate-related Financial Disclosure (TCFD) Report describe and disclose the many ways RBC demonstrates its purpose of helping clients thrive and communities prosper. They provide our investors and other key stakeholders with greater transparency into our strategy, commitments and performance on relevant environmental, social and governance topics as well as our balanced scorecard approach to delivering leading performance.

The board provides active oversight of our strategic approaches to managing climate-related impacts and carefully assesses whether management’s plans appropriately balance strategic opportunities with appropriate risk discipline. The governance committee is responsible for overseeing our corporate citizenship programs, policies and performance. It reviews our ESG Performance Report, our Public Accountability Statement and TCFD Report as well as our Human Rights Position Statement. The risk committee oversees our risk management, including management of environmental and social risks. The human resources committee oversees issues related to major compensation programs, talent management and management succession, and the critical skills needed to execute our strategic goals.

As more fully described on page 71 of this circular, our executive compensation program rewards executives for successfully executing on the bank’s strategy, which includes ESG objectives.

For more information on our commitment to community and sustainability or to read these reports, visit rbc.com/community.

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Our approach to subsidiary governance

RBC takes an enterprise-wide approach to subsidiary governance.

The board and its committees oversee subsidiary governance on an enterprise level and the governance committee coordinates this oversight. Effective oversight by the board is supported by defined mechanisms for escalating subsidiary risk and governance issues, formal and informal touchpoints between the board, senior management and local subsidiaries and regular enterprise-wide subsidiary reporting and approval of key enterprise-wide frameworks.

The subsidiary governance office manages the corporate governance of RBC subsidiaries through a network of global offices that act as regional corporate governance hubs, bringing together local expertise and global oversight. This centralized approach provides consistency and transparency, enabling us to be responsive to evolving business needs, best practices and regulatory requirements and expectations.

Our policies on subsidiary board composition and functioning enhance our strong governance. Active and engaged subsidiary boards play a key role in overseeing our legal entities. Many have independent directors with specific skills and experience to assist the board in advancing the strategic priorities of RBC and its subsidiaries and constructively challenging management. We continue to accelerate gender and non-gender diversity on our subsidiary boards aligned to enterprise diversity and inclusion strategies and to leverage the subsidiary board experience to build talent for growth across the organization.

Engaging with shareholders and other stakeholders

Continuous and open dialogue with shareholders and other stakeholders is a key priority for us. The board encourages all stakeholders to provide timely and meaningful feedback, facilitates constructive engagement and regularly reviews its engagement with shareholders and stakeholders for alignment with best practices.

There are many ways people can engage with us and access important information:

Board of directors	Stakeholders can communicate with the directors or the board chair as described at rbc.com/governance.
Management	The CEO and other members of the Group Executive, senior management, Investor Relations and the secretary meet regularly with financial analysts, investors and other stakeholders.
Investor Relations	Investor Relations is responsible for communicating with the investing public on behalf of RBC.
Live broadcasts

We broadcast our quarterly earnings calls with analysts live and archive them on our Investor Relations site for a period of three months after each call. Shareholders can also participate in our annual meeting via a live webcast, which is archived on our Investor Relations site until the next annual meeting.

Please see the back cover of this circular for the contact details of the board chair, secretary and Investor Relations.

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Culture and conduct

The board sets and expects the highest standards of conduct at RBC to build and maintain the trust of our clients, investors, colleagues and communities. The board, with management, sets the tone from above and promotes an open and transparent culture at RBC. We recognize that the board’s responsibility to oversee culture and conduct is broad and demands that we adopt a continuous improvement mindset towards our practices.

To that end, our governance committee oversees the management of culture and conduct. It continues to enhance board and committee reporting on culture and conduct matters – including client complaint handling and outcomes, employee conduct and risk culture as well as the impact on the integrity, soundness and resilience of financial markets and on our reputation – and monitor emerging trends and best practices to help refine a holistic approach to overseeing these critical issues. The governance committee meets on a regular basis with the Chief Human Resources Officer, the Chief Risk Officer, the Chief Compliance Officer and the General Counsel to review key matters and progress on programs that strengthen enterprise culture and conduct.

We also encourage our employees to help shape our culture by speaking up and challenging behaviours when they do not align with our values.

Our Code of Conduct

The RBC Code of Conduct establishes standards of desired behaviours that apply to directors, senior management and all employees, including the responsibility to be truthful, respect others, comply with laws, regulations and our policies, and engage in sales practices that are fair and not misleading.

The board annually approves the Code of Conduct and closely collaborates with management to set the tone from above and promote a strong governance culture that influences RBC at every level and across all our global businesses.

Our Code of Conduct sets out fundamental principles that guide the board in its deliberations. It creates a frame of reference for properly addressing sensitive and complex issues, requires all employees to report misconduct and outlines our accountabilities if standards of conduct are not upheld.

RBC fosters an open and transparent environment where employees can speak up and raise concerns through various channels without any form of retaliation. The RBC global conduct hotline is a confidential publicly available channel for all employees to raise concerns and report misconduct. A third-party, independent of RBC, administers the hotline, and employees can use it anonymously.

We have an online learning program and annual employee testing and acknowledgement to demonstrate that employees are familiar with and understand the values and principles outlined in our Code of Conduct. Directors must acknowledge each year that they have read and understand the Code of Conduct and certify that they are in compliance with it. We also have policies and procedures to address more specific aspects of fair business conduct, such as anti-bribery, anti-corruption and insider trading policies.

Waivers of the application of the Code of Conduct are considered only in exceptional circumstances. In the case of executive officers and directors, these waivers must be reported to the governance committee or the board and must be publicly disclosed in accordance with the law.

A copy of our Code of Conduct is available at rbc.com/governance and has been filed with the securities regulators at sedar.com.

The board did not grant any waivers of our Code of Conduct to executive officers or directors in 2020.

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Financial reporting hotline

Our stakeholders rely on the accuracy of our financial reporting. Employees, officers, directors and third parties are encouraged to report, on a confidential and anonymous basis, any allegations of wrongdoing relating to accounting, auditing or internal accounting controls via the RBC global conduct hotline. Details on our reporting hotline can be found at rbc.com/governance. Issues are investigated internally or by an independent external party, and any significant issues are raised with the audit committee chair.

Conflicts of interest

In practice, conflicts of interest can arise as a result of professional and contractual arrangements, directorships and other personal or business interests. As part of its oversight of conduct review, the governance committee establishes and monitors procedures to resolve conflicts of interest. Where the personal or business interests of directors and executive officers may conflict with those of RBC, they must disclose the nature and extent of the conflict of interest as soon as possible, in writing or by requesting to have it entered in the minutes of the meeting. In the event of a conflict of interest, the director or executive officer in question will leave the meeting when the issue is discussed and, in the case of a director, will not vote or participate in the decision.

The governance committee is responsible for overseeing transactions with directors and senior officers of the bank who are related parties as defined under the Bank Act. It periodically approves the procedures governing permitted transactions with related parties and receives regular reports to ensure that transactions with related parties comply with the Bank Act and internal procedures.

Our commitment to diversity and inclusion

Diversity and inclusion has always been a core value at RBC. To support our diversity and inclusion vision to be among the most inclusive and successful companies, putting diversity into action to help employees, clients and communities thrive, we seek to be a recognized leader in inclusion and leadership diversity and the financial institution of choice for diverse client markets, and leverage diversity and inclusion for the growth and success of RBC, our clients and communities. We also seek to attract and retain the best talent from the entire talent pool, which requires considering a diverse range of skills and backgrounds and embracing differences. The board is committed to diversity and inclusion at all levels as it provides RBC access to a wider pool of talent and drives creativity, innovation and growth.

Board Diversity Policy

42% (5 out of 12) of our director nominees are women and 17% (2 out of 12) are BIPOC (Black, Indigenous and people of colour).

A balanced and diverse board is critical to successful board oversight. We firmly believe that the board should reflect the diversity of our clients, employees, shareholders and communities. We’re proud of the leadership role we play in promoting board gender diversity in corporate Canada and the progress we have made toward achieving a diverse board that today has over 40% women. However, we recognize that we need to do more to further enhance the representation of BIPOC as well as other diverse groups among board members.

To help achieve our diversity objectives, the board has approved a Board Diversity Policy which establishes that diversity is a critical lens through which the governance committee assesses each director candidate necessary to meet our goals of excellence, innovation and success.

Pursuant to our commitment to a balanced and diverse board, gender and non-gender diversity, ethnicity, race, ancestral origin, age, geography, background, sexual orientation and other dimensions of diversity are always important factors considered by the governance committee.

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In particular, the governance committee considers the level of representation of women, BIPOC and other diverse groups on the board in identifying and nominating candidates for election. The Board Diversity Policy also requires that men and women each comprise at least 35% to 45% of directors (up from 30%).

We do not establish diversity objectives at the board level for BIPOC or other diverse groups due to the small size of the board and the need to carefully consider a broad range of criteria when appointing directors, including skills and residency regulatory requirements applicable to directors of Canadian financial institutions.

Every year, the governance committee completes a self-assessment that measures, among other things, its effectiveness in guiding the board toward its diversity objectives. It also reviews the board’s composition and any anticipated vacancies through the lens of our Board Diversity Policy and our objectives.

Diversity of the executive team

46% of our executives in Canada are women and 21% are BIPOC.[1]

Diversity is integrated throughout our approach to talent management, which is highlighted on page 88. We believe a stronger future relies on a pipeline of diverse leaders. Our talent management practices ensure we have a diverse group of leaders, including women and BIPOC in executive and senior management roles.

The representation of talent in executive and senior manager roles is a reflection of the diversity of our talent pipeline which drives better performance, stronger growth and greater innovation. We focus on accelerating the development of diverse leaders to strengthen our succession bench through a number of programs, including: Women in Leadership, Ignite, our BIPOC leadership development program, and RLaunch, a program for senior-level individuals who have been on a career break for longer than one year.

We also consider diversity when identifying development opportunities for our high-potential employees, such as inclusion on executive staffing lists, directorships on subsidiary boards, targeted development plans and participation in formal development and mentoring programs. We believe staffing matters when it comes to making meaningful change and have set ambitious diversity staffing goals in addition to representation goals. In 2020, we committed to tackle systemic racism and bias across three key pillars through our Actions Against Systemic Racism, one of which was Redefining Inclusive Leadership. As part of those commitments, our new executive staffing goals for fiscal 2021 are 50% women and 30% BIPOC (up from 20%) and today we are proud to lead our Canadian peers in the representation rate of women and visible minorities in executive roles.2

We do not establish specific diversity targets at the Group Executive level due to the small size of this group and the need to carefully consider a broad range of criteria; most importantly, the appropriate matching of business needs to drive long-term value for our stakeholders and the proven skills and capabilities of new appointees. As of the date of this circular, 10% (1 out of 10) of the executive officers who make up the Group Executive are women.

The RBC Diversity Leadership Council, chaired by the CEO and comprising senior executives from across our businesses, promotes diversity and inclusion and oversees strategies and action plans with measurable outcomes for all of RBC. We believe that in order to speak up for inclusion, we need to speak about inclusion and we are taking action to empower, enable and engage our colleagues, communities and clients to have meaningful conversations through our diversity portal at rbc.com/diversity.

1	As of October 31, 2020.
2	According to the most recent publicly available employment equity data for businesses in Canada governed by the Employment Equity Act (Canada).

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Board independence

All 2020 director nominees are independent except for our CEO.

To be effective, the board must be independent. To this end, the board has adopted a Director Independence Policy that incorporates the “affiliated persons” regulations from the Bank Act and the definition of “independence” from the Canadian Securities Administrators guidelines. It also sets additional standards for members of our audit committee and our human resources committee. The Director Independence Policy is filed with securities regulators at sedar.com and is available at rbc.com/governance.

Assessing director independence

Directors are independent only if they are unaffiliated with RBC and the board has determined that they have no direct or indirect material relationship with RBC that could interfere with their independent judgment.

To determine whether directors are independent, the board uses information about their personal and business relationships with RBC, including their personal banking and financial services information. The board collects this information from sources such as:

•	director responses to an annual detailed questionnaire

•	director biographical information, and

•	internal records and reports on relationships between directors, entities affiliated with directors and RBC.

The board tests relationships between directors and RBC using materiality thresholds set out in our Director Independence Policy. The board also considers other facts and circumstances it deems relevant to determine whether any of these relationships could reasonably be expected to interfere with a director’s independent judgment. It considers the nature and extent of these relationships and their importance not only to directors and to RBC, but also to entities with which directors are affiliated.

Under the Bank Act, the CEO must be a member of the board. He is the only director who is not independent.

Guidelines to address other professional activities

None of the director nominees serve on more than two public company boards, in addition to RBC.

Directors must notify the board chair, governance committee chair and secretary before they engage in any new professional activities, including a directorship (public or private), employment or as an advisor or consultant. The board chair and governance committee chair assess whether the directors will have sufficient time and energy to devote to their RBC responsibilities and evaluate potential circumstances that could impact their independent thinking.

Board interlock policy	No more than two RBC board members may serve on the same public company board. Currently no RBC director serves on another public company board with another RBC director.
Service on public company audit committees	No member of the RBC audit committee may serve on an audit committee of more than two other public companies.

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Maintaining independence

The board has established other important ways to maintain its independence.

Access to management	All independent directors have unrestricted access to management and RBC employees.
External advisors	Each board committee and, with the approval of the board chair, individual directors may engage external advisors at the expense of RBC to ensure they have access to independent advice.
In camera sessions	The board chair and committee chairs lead sessions without management to facilitate open and candid discussion among the directors.

In fiscal 2020, seven board and all regularly scheduled committee meetings had an in camera session without management.

Nominating, developing and evaluating board members

Finding the right director candidates

We regularly engage independent search firms to help identify high-potential candidates.

The board derives its strength from the diversity, qualities, competencies and experience of its members.

The governance committee oversees board renewal and nominates directors for election to the board. Fundamental to the committee’s purpose is to build a board that is composed of directors who possess the talent and experience to support the future strategic objectives of RBC, with strong risk discipline in the context of a rapidly changing and increasingly competitive global marketplace and evolving regulatory landscape. The committee reviews board composition and any anticipated board vacancies through the lens of the Board Diversity Policy. RBC shareholders elect the directors at each annual meeting to serve until the next annual meeting.

Every year, the governance committee works with the board chair to review the credentials of candidates proposed for election or re-election to the board and assess their competencies and experience against those that the board believes, as a whole, it should possess. As part of this analysis, the committee maintains a matrix (see page 20) indicating the major competencies and major experience that each director contributes.

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The governance committee considers the results of the board and director effectiveness evaluations in its assessment of the skills and competencies needed to support our strategic objectives.

How to submit a nomination

Shareholders	Shareholders may submit candidates to the board chair.
Proposal under the Bank Act	In accordance with the Bank Act, qualifying shareholders may submit a formal proposal to nominate an individual for director.
Nomination under the Proxy Access Policy	The RBC Proxy Access Policy provides an additional way for shareholders to submit director nominations and can be found at rbc.com/governance.
Individuals and other stakeholders	Individuals and other stakeholders may also submit candidates to the board chair.

Contact information can be found on the back cover of this circular.

Evaluating candidates for the board

The governance committee and the board chair work together to consider all qualified individuals and maintain an evergreen list of potential candidates.

The board selects independent nominees possessing business and professional expertise, including relevant financial services industry and risk management expertise, senior-level involvement in major organizations, international experience, a history of achievement and performance at the highest level, and residency in and familiarity with geographic regions relevant to our strategic objectives.

To best support the bank in achieving its purpose of helping clients thrive and communities prosper, all director nominees are required to have experience in ESG matters. They must also share a commitment to the RBC values of integrity, putting the client first, diversity and inclusion, accountability and collaboration.

Our director effectiveness framework lays out the skills, commitment and conduct we expect from new and current directors (see page 42 for more on this). In line with our Board Diversity Policy and our commitment to further improve diversity among board members, the governance committee also considers other important factors such as gender and

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non-gender diversity, ethnicity, race, ancestral origin, age, geography, background, sexual orientation and other dimensions of diversity. In particular, it considers the level of representation of women, BIPOC and other diverse groups when considering candidates to nominate.

Board size considerations

This year, 12 nominees are standing for election as a director.

When determining its optimal size, the board balances two competing priorities:

•

the business need for diversity of experiences, perspectives and backgrounds that align with the near- and long-term strategic objectives of RBC and reflect its diverse client and stakeholder base, and

•	the need to be small enough to facilitate open and effective dialogue and thorough and responsive decision-making.

Regulatory requirements and succession planning also play key roles in the board’s determination of its optimal size.

Majority voting

The board’s Majority Voting Policy states that any nominated director in an uncontested board election must immediately tender their resignation if they are not elected by at least a majority (50% plus 1 vote) of the votes cast in their election. The board will determine whether to accept the resignation within 90 days. Absent exceptional circumstances, the board will accept the resignation, making it effective immediately.

A director who tenders a resignation will not participate in any meeting where the board or a committee is considering their resignation. RBC will promptly issue a news release with the board’s decision. If the board determines not to accept the resignation, the news release will fully state the reasons for that decision.

Tenure policy

We have a tenure policy that outlines term limits in order to:

•	balance the benefits of experience with the need for new perspectives, and

•	achieve ongoing board renewal.

Directors*	A director’s term lasts 15 years or until they reach the age of 70, whichever comes first. New directors may serve for at least six years, regardless of their age.
Board chair	The board chair’s term is eight years.
Committee chairs	A committee chair’s term is three years, which may be extended for up to two years, if appropriate, considering the expertise required to lead the relevant committee.

*	For directors who joined the board prior to May 27, 2011, the term starts on March 1, 2012.

The board, upon the recommendation of the governance committee, may waive the term and/or age limits for the directors, the board chair and the committee chairs. In 2020, in light of the ongoing COVID-19 crisis, the board approved the extension of the board chair’s tenure by one year until 2023 annual meeting.

Term limits do not take precedence over our annual director effectiveness evaluation. Nominations for re-election as director will be based on the needs of the board and RBC given its strategic objectives and will take into consideration the results of the effectiveness evaluation and peer reviews.

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A director is expected to submit their resignation to the board chair if:

•	their qualifications, independence or other credentials change

•	they no longer meet the eligibility rules under the board’s conflict of interest guidelines, or

•	they are no longer qualified under the Bank Act or other applicable laws.

The governance committee will make a recommendation to the board on whether it should accept the resignation. A director who tenders a resignation does not participate in the discussion or decision-making process.

Helping directors succeed in their roles

The board strives to ensure that new directors receive a thorough introduction to the role and all directors have access to the resources they need to focus on ongoing development. The governance committee is responsible for making the transition of new directors as seamless as possible and equipping them with the right tools to succeed and make valuable contributions to the board and RBC.

Our principles-based approach reflects three key pillars to facilitate an agile and adaptive board, each of which proved to be even more important in 2020 as we moved to a virtual environment.

Key pillar	Director activities and resources
Orientation and onboarding

•  In-depth orientation guide covering our governance principles and policies including our Code of Conduct and Director Independence Policy

•  Strategic and business deep-dives with members of the Group Executive and senior management

•  Onboarding sessions with key governance, legal and function executives to advise directors on their obligations and the internal controls and practices in place at RBC

•  Attendance at committee meetings even if a director is not a member

•  Committee chair orientation with executive sponsors and the secretary

Integration

•  Mentorship program matching new directors with experienced members

•  One-on-one meetings with the board chair and committee chairs to enhance their understanding of the board’s culture and dynamics

•  Ongoing engagement with members of the Group Executive and senior management to deepen knowledge of our strategic objectives and foster open dialogue and constructive relationships

Personal development

•  Education sessions and materials:

-  presentations by senior executives on the business and regulatory environment, including specialized and complex aspects of our businesses and operations

-  RBC Speaker Series, where external guest speakers provide insights on a variety of topics, including the economic and political landscape as well as emerging industry, regulatory and market trends

-  areas of shared concern or oversight covered in joint educational sessions across committees

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Key pillar	Director activities and resources

-  daily and weekly media updates and investor relations reports on key issues, the bank’s media presence and market trends

-  regular updates about educational opportunities outside RBC

Directors have full access to committee meetings and education sessions regardless of committee membership. They also receive educational materials and updates between board meetings on matters relevant to our businesses.

•  Tailored programming:

-  programs to address the particular needs of each director based on their background, experience and personal focus areas

-  opportunities relevant to directors at large financial institutions (e.g., Global Risk Institute, Group of Thirty, Bank Governance Leadership Network)

•  Membership at the Institute of Corporate Directors (Canada) and National Association of Corporate Directors (U.S.)

Periodically, the board also participates in tours of our operations and attends talent dinners with employees to further learn about our businesses and activities. In January 2020, the board held meetings in Los Angeles, which gave directors an opportunity to meet with the executive leadership team and learn more about City National Bank’s strategy, including risks and opportunities, and the U.S. Wealth Management business. Directors engaged with local employees and clients, and participated in talent panel discussions.

In 2020, the board and management needed to be agile, focusing on the key issues impacting RBC as well as our employees, clients, communities and other stakeholders. Education and other presentations were tailored to reflect the new COVID-19 environment and evolving period of uncertainty and disruption.

Quarter	Education presentations	Attendance

	City National Bank Strategic Overview	Board

Q1 2020	Cyber Security Annual Update	Board
	Davos 2020 – RBC Debrief	Board
	Fireside Chat – Evolving Entertainment Industry	Board
	Global Trends in Director Compensation Practices	Governance
	Regulatory and Government Affairs Update	Governance
	City National Bank Talent Overview	HR
	City National Bank Key Risks and Risk Oversight	Risk
	RBC Approach to Climate Risk Management	Risk
Q2 2020	COVID-19 Impact on RBC and the Markets	Board
	Macro-Impacts From COVID-19 and the “New Normal”	Board
	International Financial Reporting Standards (IFRS) 9 Update	Board
	Credit Provisioning Amid the COVID-19 Pandemic	Audit
	Business Continuity Management in Light of COVID-19	Risk
	Liquidity and Funding Update in Light of COVID-19	Risk
	Market and Counterparty Credit Risk in Light of COVID-19	Risk
	Pandemic Stress Testing	Risk
	Retail and Wholesale Credit Risk in Light of COVID-19	Risk
	2020 Enterprise-Wide Stress Testing Scenarios	Audit/Risk
	Interbank Offered Rate (IBOR) Benchmark Reform	Audit/Risk
	Operational Risk Under a Pandemic	Audit/Risk

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Quarter	Education presentations	Attendance
Q3 2020	RBC Ongoing Commitment to Diversity & Inclusion and Actions Against Systemic Racism	Governance
	Regulatory and Government Affairs Update	Governance
	Operational Risk in Light of COVID-19	Risk (May)
	Risk Pandemic Stress Testing	Risk
	Payment Deferral Programs for RBC Clients	Audit/Risk
	Operational Risk in Light of COVID-19	Audit/Risk (July)
	Strategic performance drivers for RBC	Board
	Diversity and Inclusion at RBC	Board
	IFRS 17 - Insurance Contracts Accounting	Audit
	Leadership Strategy Update, including Focus on Diverse & Inclusive Leadership	HR
	Industry Review of Stock Options in the Equity Mix of Executive Compensation	HR
Q4 2020	Machine Learning and Artificial Intelligence in Risk Management Practices	Risk
	Managing Loan Deferral Expiries	Risk
	Model Risk Update: Artificial intelligence	Risk
	Pandemic Stress Testing	Audit/Risk

RBC Speaker Series presentation

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Evaluating the board, committees, chairs and directors

The board and its committees annually review their effectiveness as part of their commitment to continuously improve their oversight, guidance and constructive challenge of management. Managed by the governance committee, this process also includes separate evaluations of the board chair and each committee chair and a peer review of each director. The results inform the board’s development of priorities and action plans for the following year. The evaluations also form part of the governance committee’s assessment of the skills and competencies director nominees need for election or re-election.

Expectations of our directors

Our director effectiveness framework identifies the key characteristics and behaviours the board considers essential for each director to fulfil their role successfully. This framework forms the basis of the peer evaluation components of the assessment and reflects the director’s commitment to improvement at a board and individual level.

Annual evaluations

Annual evaluations of the board and each committee are supplemented with input from members of the Group Executive on areas such as board and committee processes, materials, interaction with management and overall effectiveness. We review our evaluation and effectiveness frameworks annually to align them with best practices and regulatory guidance.

In 2020, we added COVID-19-related topics to the evaluations to gain insight into the board’s effectiveness amidst the pandemic.

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Updates on priorities and action plans are provided to the board and committees by the board chair and committee chairs on a regular basis throughout the year. This approach creates an effectiveness evaluation that is an ongoing, dynamic part of the functioning of the board and its committees.

Feedback is collected through questionnaires and through meetings between the board chair and the committee chairs as well as one-on-one meetings between the board chair and independent directors. The board is evaluated by all directors and the group executive. The board chair is evaluated by all directors, including the CEO. The committees and committee chairs are evaluated by committee members and applicable senior management. Each independent director completes a personal and peer review. An independent consultant analyzes the feedback and prepares a report. The board and governance committee review the board and board chair reports. The governance committee chair reports to the board on the effectiveness of the board chair. The board chair reviews the independent director reports and peer feedback. The governance committee and applicable committees review the committee and committee chair reports. The board chair reviews the committee chair reports. Priorities and action plans are developed for the board and committees and the committee chairs as well as the board chair. Development opportunities are identified for each independent director. Reports and peer reviews are taken into consideration during the re-nomination process.

Board committee reports

Audit committee report

The committee is satisfied that its activities over the fiscal year have fulfilled its mandate.

Members (fiscal year end)	• F. Vettese (chair), A. Chisholm, J. Côté, C. Devine, M. McCain, M. Turcke and J. Yabuki

Financial literacy and audit expertise

•  All members of the audit committee are “financially literate” within the meaning of the Canadian Securities Administrators rules and the corporate governance listing standards of the New York Stock Exchange

•  F.Vettese, J. Côté, C. Devine and J. Yabuki qualify as “audit committee financial experts” as defined by the U.S. Securities and Exchange Commission

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Meetings

•  Seven regular and three special meetings were held in fiscal 2020 (six of those meetings also included joint sessions with the risk committee); the external auditor attended each meeting

•  Eight meetings included an in camera session without management present

•  The committee also held separate in camera sessions with the external auditor at all but one of the regularly scheduled meetings, and with the Chief Financial Officer (CFO), General Counsel, Executive Vice-President and Chief Audit Executive (CAE), Chief Compliance Officer (CCO) and Chief Anti-Money Laundering Officer (CAMLO), as required

Responsibility	2020 Highlights

Oversight during the COVID-19 crisis

✓  Acted quickly to understand the impact of the COVID-19 pandemic on the bank; during the early stages of the pandemic, the chair of the audit committee was in frequent contact with the CFO to receive regular updates on credit provisioning, capital and liquidity, stress testing and operational effectiveness

Financial reporting and internal controls

✓  Oversaw the bank’s annual and quarterly financial reporting process and recommended quarterly and annual financial reports for approval by the board

✓  Received updates on critical accounting policies and estimates and reviewed significant judgments relating to a number of accounting matters including:

•  allowance for credit losses for performing and impaired financial assets and in particular the estimation of the stage 1 and stage 2 allowance for credit losses; reviewed significant matters considered by management in determining the allowance including the impact of the COVID-19 pandemic, the design and forecasting of future macroeconomic scenarios and variables, probability-weighting scenarios and the application of expert credit judgment

•  goodwill impairment and in particular the assessment of the Caribbean Banking, Capital Markets and U.S. Wealth Management (including City National Bank) cash generating units; considered management’s regular impairment reviews and updates on sensitivities to management’s estimates and assumptions, including in relation to the impact of the COVID-19 pandemic

•  uncertain tax positions and disclosure and in particular considering the impact of reassessments received from taxation authorities, including those described in Note 22 to the bank’s consolidated financial statements for the year ended October 31, 2020

✓  Reviewed disclosure controls and procedures and internal controls over financial reporting and received regular updates on the control environment, including with respect to impacts of the pandemic and employees’ ability to meet reporting and control-environment requirements in a work-from-home setting

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Governance

External auditor (PwC)

✓  Discussed with PwC its responsibilities in performing an integrated audit, its determination of areas of significant audit risk and related risk mitigation procedures, and reviewed and approved its annual audit plan and associated fees

✓  Discussed with PwC key accounting risks and significant judgments made by management

✓  Discussed with PwC the scope of services, continuous improvement plans and long term leadership succession

✓  Received written confirmation from PwC of its independence

✓  Pre-approved all additional engagements with PwC (including any non-audit services)

✓  Completed an annual assessment of PwC’s performance based on (i) quality of service and sufficiency of resources; (ii) independence, objectivity and professional skepticism; (iii) communication and interaction; and (iv) qualification and experience of the audit team

Talent management	✓ Reviewed the performance assessments of the CAE, CCO and CAMLO

Legal, regulatory and capital matters

✓  Received regular updates from the General Counsel on legal matters

✓  Received regular updates from the CCO on regulatory compliance and the CAMLO on anti-money laundering and anti-terrorist funding regulations

✓  Reviewed the 2020 enterprise-wide stress testing scenarios and results and approved the Internal Capital Adequacy Assessment Process and the 2020 Capital and Funding Plan

✓  Received regular updates on regulatory capital management matters including regulatory adjustments and guidance announced to support the financial and operational resilience of the banking sector in response to the COVID-19 pandemic

✓  Monitored progress on the implementation of IFRS-17 – Insurance Contracts

Oversight of the finance function

✓  Reviewed and approved the CFO Group’s charter and CFO’s mandate and the function’s organizational structure, budget and resources

✓  Assessed the effectiveness of the finance function and reviewed the performance assessment of the CFO

Oversight of the internal audit function

✓  Reviewed and approved the annual internal audit plan and monitored its execution

✓  Reviewed and approved the function’s organizational structure, budget and resources and assessed the effectiveness of the internal audit function

✓  Reviewed quarterly reports of audit activities, findings and recommendations

Subsidiary oversight	✓ Acted as audit committee to certain regulated RBC subsidiaries ✓ Received and reviewed the financial statements, internal control reports and reports from the CFOs of these regulated subsidiaries

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Auditor fees

Following a tender process, PwC was appointed our auditor by the board of directors on January 29, 2016, which was approved by RBC shareholders at the annual and special meeting of common shareholders held on April 6, 2016. Fees relating to the years ended October 31, 2020 and October 31, 2019 to PwC and its affiliates, including the nature of each category of fees, are detailed below.

	Year ended October 31, 2020 ($ millions)			Year ended October 31, 2019 ($ millions)

	Bank and subsidiaries	Mutual funds[1]	Total	Bank and subsidiaries	Mutual funds[1]	Total
Audit fees	38.6	2.4	41.0	38.5	2.5	41.0
Audit-related fees	8.4	–	8.4	8.0	–	8.0
Tax fees	0.1	0.3	0.4	0.1	0.3	0.4
All other fees	0.5	0.5	1.0	0.4	0.5	0.9
Total fees	47.6	3.2	50.8	47.0	3.3	50.3

1

The Mutual Funds category includes fees paid for professional services provided by PwC for certain mutual funds managed by subsidiaries of the bank. In addition to other administrative costs, the subsidiaries are responsible for the auditor’s fees for professional services rendered in connection with the annual audit, statutory and regulatory filings and other services for the mutual funds in return for a fixed administration fee.

Audit fees

Audit fees were paid for professional services rendered by the auditor for the integrated audit of the annual consolidated financial statements of the bank, including its audit of the effectiveness of our internal control over financial reporting, and any financial statement audits of our subsidiaries. In addition, audit fees were paid for services that generally only the bank’s independent auditor reasonably can provide including services provided in connection with statutory and regulatory filings related to prospectuses and other offering documents.

Audit-related fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of our annual consolidated financial statements and are not reported under the audit fees item above. These services consisted of:

•	special attest services traditionally performed by the bank’s independent auditor

•	reporting on the effectiveness of internal controls as required by contract or for business reasons

•	the audits of the financial statements of our various pension plans, and

•	the audits of various trusts and limited partnerships.

Tax fees

Tax fees were paid for tax compliance services including the review of original and amended tax returns and assistance in completing routine tax schedules and calculations.

All other fees

These services consist of French translation of financial statements and related continuous disclosure and other public documents containing financial information for us and certain of our subsidiaries as well as accounting and other research publications.

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Governance committee report

The committee is satisfied that its activities over the fiscal year have fulfilled its mandate.

Members (fiscal year end)	• J. Côté (chair), A. Chisholm, T. Daruvala, D. Denison, C. Devine, A. Laberge and J. Yabuki

Meetings

•  Five regular meetings and three special meetings were held in fiscal 2020 (one of those meetings also included a joint session with the human resources and risk committees)

•  Seven meetings included an in camera session without management present

Responsibility	2020 Highlights

Oversight during the COVID-19 crisis	✓

Heightened oversight on culture and conduct resulting from COVID-19 including the impact on employees working from home, implementation of new client relief programs and the impact to the soundness and resilience of financial markets and the bank’s reputation

Monitor best practices and trends	✓	Approved the Statement of Corporate Governance Practices
	✓	Received updates highlighting key Canadian, U.S. and international regulatory and governance developments

Director recruitment and board composition	✓	Ongoing development of a candidate pipeline using external consultants, identified and engaged with potential candidates, and recommended the appointment of Maryann Turcke and Cynthia Devine
	✓	Received an update on the bank’s ongoing commitment to diversity and inclusion and its Actions Against Systemic Racism and discussed strategies to further increase board diversity
	✓	Oversaw committee chair succession, including the appointment of a new audit committee chair
	✓	Reviewed and approved the director nominees for election and assessed directors’ independence
	✓	Reviewed and approved amendments to the Director Tenure Policy

Director compensation	✓

Reviewed current competitive trends in director compensation globally. Recommended no further changes for 2021 in light of the increase to the annual director retainer and director equity ownership requirement, effective November 1, 2019, and the increase to the board chair equity ownership requirement, effective November 1, 2020

Director effectiveness	✓	Developed and approved 2020 priorities for the board and board chair and reviewed regular progress reports against these priorities
	✓	Oversaw the annual board, committee and peer effectiveness evaluation, which included COVID-19-related topics to gain insight into the board’s effectiveness amidst the pandemic

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Responsibility	2020 Highlights

Director orientation and education	✓	Coordinated continuing education programs across the board and committees
	✓	Oversaw the onboarding of two new directors in the context of the pandemic through an enhanced personalized approach, including multiple one-on-one meetings and touchpoints to ensure optimal support

Stakeholder engagement	✓

Oversaw engagement with shareholders, industry and governance advisors and regulators on key and emerging governance topics and trends, including culture, diversity, and environmental and social matters

Corporate citizenship	✓	Reviewed the RBC corporate citizenship strategy and approved the 2021 global donations budget
	✓	Reviewed the 2019 ESG Performance Report, Public Accountability Statement and Task Force on Climate-related Financial Disclosures Report
	✓	Reviewed the new Human Rights Position Statement

Culture and conduct	✓

Received regular reporting on culture and conduct matters, including client outcomes, employee conduct and risk culture, the impact on the integrity, soundness and resilience of financial markets and on our reputation, with a focus on the most relevant culture and conduct themes resulting from the COVID-19 pandemic

✓

Approved the RBC Code of Conduct and the Enterprise Culture and Conduct Risks Framework which describes our approach to fair outcomes for clients and other stakeholders, culture including risk culture and conduct, sales conduct, and client practices and misconduct

Subsidiary oversight	✓	Acted as the conduct review committee for certain of our federally regulated financial institution subsidiaries

Human resources committee report

The committee is satisfied that its activities over the fiscal year have fulfilled its mandate.

Members (fiscal year end)	•	T. Vandal (chair), M. McCain, H. Munroe-Blum, M. Turcke, B. van Kralingen and F. Vettese

Meetings	•	Five regular meetings were held in fiscal 2020 (one of those meetings also included a joint session with the risk and governance committees)
	•	Five meetings included an in camera session without management present
	•	In camera sessions were also held with the external independent compensation advisor, Frederic W. Cook & Co., Inc. (FW Cook), at each meeting where executive compensation was discussed

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Responsibility	2020 Highlights

Oversight during the COVID-19 crisis	✓

Heightened oversight of management’s response to the COVID-19 pandemic in relation to the health and well-being of employees, the transition and adjustment to working from home, and workplace health and safety updates; during the early stages of the pandemic, the committee chair was in frequent contact with the Chief Human Resources Officer (CHRO) to receive reports on these matters

	✓	In-depth discussions on the impacts of the COVID-19 pandemic on the bank’s financial performance and variable compensation programs for RBC employees including executives, with input from FW Cook

Executive compensation	✓	Reviewed our approach to executive compensation, including design and positioning relative to comparators
	✓	Reviewed the performance assessment of the CEO against objectives, and made recommendations to the board for the performance objectives and metrics for 2021
	✓	Reviewed and made recommendations to the board to approve the compensation of the CEO and other members of the Group Executive, including target compensation for 2021
✓

Reviewed the Core Comparator Group and Reference Comparator Group, and made recommendations to the board to approve changes to the Reference Comparator Group used for benchmarking CEO compensation, as discussed on page 67

	✓	Approved the compensation of the CAE, CCO and CAMLO

Compensation oversight and risk management	✓	Met with the CRO to review the alignment of variable compensation with potential and realized risks
	✓	Reviewed a pay-for-performance assessment of 2019 CEO pay conducted by FW Cook
	✓	Reviewed the use of stock options as an appropriate component of the equity incentive mix for senior executives, including a market perspective provided by external advisor Mercer (Canada) Limited
	✓	Considered a comparative review of 2019 stock options grants by peers and reviewed progress toward 2020 medium-term objectives in light of the impact of the COVID-19 pandemic

Oversight of compensation programs, policies and pensions	✓	Reviewed and made recommendations to the board to approve design and payouts for major compensation programs
	✓	Reviewed the CAE’s report on compensation risk management and governance practices, including alignment with the Financial Stability Board (FSB) Principles and Standards
✓

Reviewed a report of RBC pension plans and plans of certain of its subsidiaries covering governance, oversight, controls, funding, performance and investment strategy, and made recommendations to the board to approve 2020 pension plan funding

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Talent management and succession	✓

Reviewed and discussed the RBC leadership strategy, including the new talent landscape due to the impact of the COVID-19 pandemic, strategy for developing leaders, progress against top priorities and depth and diversity of succession, as well as succession planning

	✓	Reviewed strategies, actions and targets to promote diversity and inclusion and address systemic racism
	✓	Received a talent overview from City National Bank on its executive structure and executive succession planning

Employee engagement	✓	Received and discussed the results of employee well-being surveys conducted from April to June 2020 to gauge employee well-being and engagement during the pandemic

Risk committee report

The committee is satisfied that its activities over the fiscal year have fulfilled its mandate.

Members (fiscal year end)	•	T. Daruvala (chair), D. Denison, A. Laberge, H. Munroe-Blum, T. Vandal and B. van Kralingen

Meetings	•

Seven regular meetings and five special meetings were held in fiscal 2020 (six of those meetings also included joint sessions with the audit committee and one of those meetings also included a joint session with the human resources committee and the governance committee)

	•	Eight meetings included an in camera session without management present
Responsibility		2020 Highlights

Oversight during the COVID-19 crisis	✓	Heightened oversight of management’s response to the COVID-19 pandemic health and economic crisis, including critical and emerging risks and management’s responses as they evolved in real-time
	✓	In the early stages of the pandemic, the chair of the risk committee was in frequent contact with the CRO to receive reports about current and emerging risks and the bank’s mitigation efforts

Risk management	✓	Oversaw the management of risks and mitigations throughout the COVID-19 pandemic and had in-depth discussions on:

•  fiscal, monetary and health measures enacted by key economies

•  liquidity and funding under stressed conditions

•  market and counterparty credit risks

•  operational risks and resilience in a work-from-home environment

•  business continuity planning

•  information management and technology risks, including data protection and IT and cybersecurity risks

•  loan deferral programs

•  reputational risk

•  pandemic stress testing, including assessment of impact to the bank’s risk profile and financial resilience

•  retail and wholesale credit risk and credit provisioning, and

•  regulatory matters

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✓

Received reports on key risks including geopolitical risks, expected market impacts of the U.S. election, the profile and risks of our oil and gas lending portfolio, insurance risk, the leveraged loan market, as well as wildfires in California, including the impact on City National Bank employees and branches

	✓	Reviewed and discussed the bank’s approach to climate risk management and actions in response
	✓	Reviewed and discussed City National Bank’s key risks and enhancement of risk oversight
	✓	Reviewed and discussed risks related to Interbank Offered Rate/Benchmark reform
	✓	Reviewed and discussed model risk management, as well as the use of machine learning and artificial intelligence (AI) and AI ethics and governance, including in the bank’s risk management practices
	✓	Reviewed results of regulatory supervisory assessments of RBC
	✓	Oversaw the delegation of risk limits to management
	✓	Reviewed and approved credit risk parameters
	✓	Reviewed and approved the bank’s resolution and recovery plans
	✓	Reviewed the enterprise-wide stress testing scenarios and results, including pandemic-related scenarios, as well as approved the Internal Capital Adequacy Assessment Process

Significant transactions	✓	Approved significant transactions that exceeded the authorities delegated to management

Risk framework and oversight	✓

Reviewed and approved:

•  Enterprise Risk Management Framework, the bank’s program for identifying, measuring, controlling and reporting on significant risks, as well as supporting risk management frameworks, and

•  the Enterprise Risk Appetite Framework, the amount and type of risk that RBC is willing to accept in the pursuit of its business objectives

Oversight of risk management function	✓	Reviewed and approved the function’s organizational structure, budget and resources and the mandate of the CRO
	✓	Assessed the effectiveness of the risk management function through an internal review
	✓	Reviewed the performance assessment of the CRO

Subsidiary oversight	✓	Reviewed and approved the bank’s Combined U.S. Operations Liquidity Risk Tolerance and Appetite
	✓	Received and approved credits for RBC subsidiaries, including intragroup financing initiatives

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Executive compensation

53	Royal Bank of Canada

Executive compensation

Letter from the human resources committee

Dear fellow shareholders,

The global COVID-19 pandemic and the ensuing economic challenges have tested RBC like never before. The ongoing health and economic crisis continues to highlight the need for our board and senior management team to stay true to our Purpose in the pursuit of our strategic objectives, all while navigating one of the most difficult periods we have faced in generations.

To this end, the human resources committee works diligently on behalf of shareholders to ensure our executive compensation programs are aligned with performance, designed to retain top talent and motivate the bank’s senior leaders to bring our vision, values and strategy to life – to help our clients thrive and our communities prosper – including through these uncertain times.

In the pages that follow, we are pleased to share our approach to executive compensation for 2020 and to highlight the performance metrics we considered in determining the 2020 compensation awarded to Dave McKay, our President and Chief Executive Officer (CEO). Guided by our compensation philosophy and principles, the decisions on executive compensation reflect our ongoing focus of driving sustainable growth and creating long-term value for our shareholders, as well as for the clients, communities and other stakeholders we are privileged to serve.

Our Purpose and strategic goals
Guided by our Vision to be among the world’s most trusted and successful financial institutions, and driven by our Purpose of helping clients thrive and communities prosper, we aim to be:
the undisputed financial services leader in Canada
the preferred partner to corporate, institutional and high net worth clients and their businesses in the U.S.
a leading financial services partner valued for our expertise in select global financial centres.

RBC performance in 2020

RBC entered the COVID-19 crisis from a position of strength. Throughout the year, we worked diligently to remain ever present on the front lines of the economy, playing an essential role in the lives of those we serve, all while ensuring the safety and security of our valued employees.

The challenges of this unparalleled year demonstrated the strength and resilience of our franchise: a combination of prudent risk management, our strong balance sheet and our diversified business model all helped shape the bank’s success in a significantly disrupted operating environment. During 2020, we increased total provisions for credit losses (PCL) by $2.5 billion, up 133% from the prior year. Notwithstanding the increase in provisions and the ongoing revenue headwinds, in 2020 RBC generated earnings of $11.4 billion, a return on equity (ROE) of 14.2% and distributed $6 billion in dividends to our common shareholders. As noted in the table on page 54, we met two of our three medium-term objectives over three- and five-year periods and outperformed our global peer group in total shareholder return (TSR) over those same periods.

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Financial results for short-term incentive program	Financial results for mid- and long-term incentive programs
Earnings net income ($ billions)	Medium-term objectives[1]	3-year	5-year
	Diluted EPS growth of 7%+	1%	3%
	Return on equity of 16%+	16.2%	16.4%
	Strong capital ratios (CET1)	12.0%	11.6%

	Total shareholder return	3-year	5-year
	RBC	1%	9%
	Peer group average[2]	(6)%	3%

1

A medium-term (3–5 year) objective is considered to be achieved when the performance goal is met in either a 3- or 5-year period. These objectives assume a normal business environment, and our ability to achieve them in a period may be adversely affected by extraordinary developments such as the COVID-19 pandemic and the current low interest rate environment.

2	In fiscal 2020, Power Financial Corporation was removed from the global peer group.

In 2020, RBC also achieved a wide range of client, risk and strategic objectives driven by the stability and scale of our franchise, and the engagement of our valued workforce, generating meaningful value for our clients and enabling ongoing investments in the communities we serve. Most notably:

✓

During the early stages of the COVID-19 pandemic, we moved over 80% of our employees – across 36 countries – to work remotely and assured no job losses due to the COVID-19 pandemic in 2020. When asked about their well-being during the COVID-19 pandemic, 91% of employees said they felt well-supported by RBC[1].

✓

We advised millions of personal and commercial clients and made available billions of dollars of financial relief, including deferrals, with the aim to protect their livelihoods. New and additional credit facilities were also made available to corporate and institutional clients to help them manage through the volatility.

✓

We maintained #1 or #2 market share in all key Canadian Banking product categories and #1 market share in Canadian mutual fund assets under management, and continued as a market leader in investment banking in Canada.

✓

Across our five business segments, client satisfaction levels remained strong, highlighted by numerous industry awards and rankings. RBC won the Customer Service Award and 10 out of 11 rankings in the 2020 Ipsos Financial Service Excellence Awards. Among the big five Canadian banks. J.D. Power ranked RBC highest in retail customer satisfaction.

✓	We continued to invest significantly in our digital platforms and innovation strategies, broadening our value proposition and improving the client experience.

✓

We were the first Canadian Bank to make public commitments to address systemic racism. Our commitments were designed to foster social and economic mobility for members of the Black, Indigenous and people of colour (BIPOC) community through $100 million in small business loans over five years to Black entrepreneurs, $50 million over the next five years via RBC Future Launch® for skills development and mentoring programs for BIPOC youth, and increasing our goal for BIPOC executives from 20% to 30%.

1	Well-being surveys conducted from April to June 2020. The average participation rate was 55%.

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Executive compensation
✓

As part of the bank’s commitment to sustainable financing, which was recently revised from $100 billion to $500 billion by 2025, we financed $8.8 billion in sustainable bonds and loans representing 64% growth over 2019. In 2020, RBC was the first Canadian financial institution to sign a long-term renewable energy power purchase agreement, which will support the construction of solar farms in Alberta.

✓	We provided $201 million through RBC Future Launch®, reaching over 2.5 million Canadian youth through 500+ partner programs since 2017.

CEO 2020 performance and compensation

CEO total compensation for 2020 is $12,356,250, down 3% from 2019, reflecting financial performance below target in the context of unprecedented market and economic disruption resulting from the COVID-19 pandemic, partially offset by the increase to target compensation that the board approved in 2019 and the above-target mid- and long-term incentive awards, as discussed below. If Mr. McKay had not received a target increase for fiscal year 2020, his total compensation would be down 9%1. A detailed description of our performance evaluation for Mr. McKay begins on page 81.

In considering CEO compensation outcomes for the year, we assessed Mr. McKay’s performance against the financial, client, risk and strategic objectives that were approved by the board at the beginning of the year, as well as progress against our mid- and long-term objectives in 2020.2

As a result of the assessments described above and on pages 81 to 83, we concluded that for the purposes of the Short-Term Incentive, Mr. McKay’s compensation should reflect a zero payout relating to the financial performance, while exceeding his targets for client, risk and strategic objectives in the same period. We also concluded that under Mr. McKay’s strong leadership, RBC continued to make stable progress against our mid- and long-term objectives of EPS growth, premium ROE and strong capital ratio, all in the face of the significant operating challenges.

Overall, the board approved total direct compensation for Mr. McKay of $12,356,250, which is 3% below his 2020 target of $12,750,000 and 3% lower than 2019 actual total direct compensation.

Specifically, Mr. McKay’s total direct compensation included a base salary of $1,500,000, which was unchanged from 2019. He also received a short-term incentive of $1,406,250, which was 46% lower than last year, reflecting the fact that 2020 net income of $11.4 billion came in below the Short-Term Incentive Program 2020 target of $13.3 billion. Finally, Mr. McKay was awarded mid- and long-term incentives totaling $9,450,000 granted in the form of performance deferred share units (80%) and stock options (20%). These mid- and long-term awards were above target and above last year, reflecting both the increased target approved by the board in calendar 2019 for mid- and long-term incentives targets and Mr. McKay’s continued effective leadership in driving solid performance against our medium-term objectives. In reviewing the overall compensation outcomes, we also considered the bank’s financial performance relative to our core comparator group of Canadian financial institutions and Mr. McKay’s commitment to the essentials of sound leadership in supporting our clients and communities, and ensuring the health and safety of our clients and employees.

1

In calendar 2019, prior to the COVID-19 pandemic, the board approved an increase to Mr. McKay’s mid- and long-term incentive targets for 2020 by $750,000, resulting in target compensation of $12,750,000.

2	No adjustments were made to the targets for 2020 net income, despite the financial challenges resulting from the global pandemic.

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Executive compensation

Having your say

Shareholder input on compensation is an important part of our engagement process, and we invite you to have your say on our approach to executive compensation at each annual meeting. While this vote is advisory and non-binding, the board will consider the results in future compensation planning.

We were pleased that in 2020, 95.1% of shareholder votes were in favour of our approach to compensation. If you have any comments or questions about our approach to executive compensation, please contact us using the information on the back of this circular.

We look forward to your participation at the upcoming annual meeting of shareholders.

Sincerely,

Thierry Vandal Chair of the Human Resources Committee	Kathleen Taylor Chair of the Board

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Compensation discussion and analysis

This section describes our approach to compensation and the policies, practices, programs and awards for our named executive officers (NEOs).

Our 2020 NEOs are:

David McKay	President and CEO

Rod Bolger	Chief Financial Officer (CFO)

Douglas Guzman	Group Head, RBC Wealth Management, RBC Insurance, and RBC Investor & Treasury Services

Derek Neldner	Group Head and CEO, RBC Capital Markets

Neil McLaughlin	Group Head, Personal & Commercial Banking

Compensation philosophy and principles

Guided by our Vision of being among the world’s most trusted and successful financial institutions and our Purpose of helping clients thrive and communities prosper, our approach to compensation, including executive compensation, is based on the following principles:

Compensation aligns with long-term shareholder interests
• Awards vary based on the absolute and relative performance of RBC. • Mid- and long-term incentives vest and pay out over time, encouraging a longer-term view of increasing shareholder value.

Compensation aligns with sound risk management principles

•  Our risk management culture is reflected in our approach to compensation. Our compensation practices appropriately balance risk and reward, and align with shareholder interests.

•  The performance of individuals, business segments and RBC overall is assessed based on a number of measures, including adherence to risk management policies and guidelines.

Compensation rewards performance

•  Our pay-for-performance approach rewards employees for their contributions to individual, business segment and enterprise results relative to objectives that support our business strategies for sustainable growth over short-, medium- and long-term horizons, which are aligned with our risk appetite.

Compensation enables us to attract, engage and retain talent

•  Talented and engaged employees are essential in creating value for our clients and to building a sustainable future for RBC. We offer compensation that is competitive within the markets where we operate and compete for talent.

•  Compensation programs reward employees for high performance and their potential for future contributions.

Compensation rewards behaviours that align with our values and drive exceptional client experiences

•  RBC values, embedded in our Code of Conduct, form the foundation of our culture and underpin our ongoing commitment to putting our clients’ needs first and delivering value for all of our stakeholders.

•  We consider behaviours and compliance with policies and procedures in determining our performance-based compensation.

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Key compensation programs and practices

We regularly review our compensation programs to ensure they are consistent with best practices and regulatory guidance.

Pay for performance			Page

Compensation rewards performance	✓	We assess the performance of the CEO and Group Executive (the most senior executives of RBC) relative to objectives that support our business strategies for sustainable growth over short-, medium- and long-term horizons, which are aligned with our risk appetite.	69

Significant portion of pay is at risk and based on performance	✓	For the CEO and Group Executive, 75% to 90% of their target total direct compensation is at risk, which creates a strong pay-for-performance relationship.	70

Deferral arrangements	✓	A significant portion of variable compensation (at least 70% for the CEO, at least 65% for members of Group Executive and at least 40% for other material risk takers (MRTs)) is deferred, with a vesting period of three or four years, consistent with our compensation principles and relevant regulatory guidelines.	66

Mid- and long-term incentive awards subject to performance at time of grant and vesting	✓	Consistent with best practices, we determine grants of mid- and long-term incentives based on performance relative to our medium-term objectives (diluted earnings per share growth, return on common equity and capital ratios). In addition, the Performance Deferred Share Unit (PDSU) Program is subject to a relative total shareholder return (TSR) performance modifier at the end of the three-year performance period, with the possibility of a zero payout if RBC does not meet the performance threshold.	72

Scenario analysis of compensation programs	✓

Every year, we back-test the compensation of the CEO and Group Executive to assess the alignment of pay and performance. When there are changes to compensation programs, including those in which the CEO and Group Executive participate, we also perform scenario analyses to assess how they might pay out under various RBC performance scenarios.

			69-70

Human resources committee discretion	✓	The human resources committee may use its informed judgment when recommending final compensation awards to the board to ensure outcomes appropriately reflect risk and any unexpected circumstances that may arise during the year.	73
Compensation governance and risk management

Governance oversight	✓	The human resources committee assists the board in carrying out its compensation oversight responsibilities, including the compensation of the CEO and Group Executive.	60

Say-on-pay vote	✓	We offer shareholders a non-binding advisory vote on our approach to executive compensation. In 2020, 95.1% of shareholder votes were in favour of our approach to compensation.	7

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Compensation governance and risk management (continued)			Page

External independent advice	✓

The human resources committee engages an independent compensation advisor to provide an external perspective of market best practices related to compensation design and governance, and objective advice on the compensation for the CEO and Group Executive in the context of RBC performance and the market.

			61-62

Alignment with FSB Principles and Standards	✓	Our approach to compensation risk management is consistent with the FSB Principles and Standards.	65-66

Forfeiture and clawback provisions	✓	To effectively balance risk and reward, forfeiture and clawback provisions address situations where employees conduct business activities inappropriately, or outside the approved risk limits and tolerances, or situations involving a material error or misstatement of financial results.	64

Anti-hedging policy	✓	To maintain appropriate alignment between individual employees and shareholder interests, we prohibit employees from hedging the value of their equity-based compensation.	64

Performance cycles align with risk time horizon	✓	To align executive compensation with the risk time horizon and to motivate executives to create long-term value, executives are required to defer a significant portion of their variable compensation to meet minimum share ownership guidelines.	66

Post-retirement equity ownership	✓	The CEO and Group Executive must maintain a minimum level of equity ownership that extends into retirement for 24 and 12 months, respectively, ensuring their interests continue to align with shareholders’ interests.	75

Incentive plan caps	✓	We cap the annual variable Short-Term Incentive (STI) Program at 2 times target and the PDSU Program at 1.25 times target.	71-72

Talent management and succession planning	✓	The human resources committee and the board oversee a comprehensive approach to talent management and succession planning to drive both short- and longer-term performance.	88

Double trigger change of control	✓	Equity awards vest on an accelerated basis only in situations where there is a “double trigger”.	99
Competitive compensation program

Peer group criteria and application	✓

We use a core comparator group of Canadian financial institutions to establish competitive target compensation levels. We also use a reference comparator group of financial institutions outside Canada to provide additional context in setting the target pay of the CEO. We adjust payouts of mid-term incentive awards based on our three-year TSR performance relative to our global performance peer group.

			67-68, 73

Opportunity to receive annual bonuses in deferred share units	✓	To enhance alignment with shareholder interests, executives may elect to receive all or a portion of their annual STI award in deferred share units, redeemable only upon retirement, resignation or termination of employment.	75

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Compensation governance

Our board is responsible for overseeing RBC compensation principles, policies, programs and decisions. The human resources committee, which is comprised of independent directors, supports the board in fulfilling these responsibilities and is advised by an external independent compensation advisor.

The following chart illustrates our compensation governance structure:

1	The CRMOC is a senior management committee; members include the CRO, the CHRO and the CFO.

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Human resources committee

The board recognizes the importance of appointing knowledgeable and experienced individuals who have the necessary background in executive compensation, risk and talent management to fulfil the human resources committee’s obligations to the board and shareholders. All members of the human resources committee have significant experience in these areas as senior management of complex organizations and through their prior and current membership on the human resources or risk committees of the RBC board and compensation committees of the boards of other large and complex organizations.

In fiscal 2020, three members of the human resources committee – Mr. McCain, Ms. Turcke1 and Mr. Vettese2 – also served on the audit committee and Mr. Vettese qualifies as an audit committee financial expert3. In addition, Dr. Munroe-Blum, Ms. van Kralingen and Mr. Vandal, chair of the human resources committee, also served on the risk committee. This cross-membership of committees supports the effective oversight of compensation and its alignment with sound risk management principles and practices.

In 2020, the human resources committee held a joint meeting with the risk and governance committees to consider the relationship between risk and compensation as well as alignment of variable compensation with risk and economic performance.

Independent advice

The human resources committee has benefited from the advice of an external independent compensation advisor with deep expertise in the area of executive compensation for many years. The human resources committee has retained Frederic W. Cook, Inc., (FW Cook) for this purpose since 2015. FW Cook has no ties to members of the human resources committee or management that could jeopardize its independence, and it maintains policies and procedures designed to prevent conflicts of interest. The advisor’s role includes:

•	advising on executive compensation and governance trends in Canada, the U.S. and internationally

•	annually reviewing the design of major compensation programs to ensure they remain market-competitive and aligned with shareholder interests and sound risk management principles

•	advising on the appropriate level of target compensation for the CEO and Group Executive

•	advising on CEO and Group Executive compensation based on individual, business segment and RBC overall performance

•	conducting CEO pay-for-performance analyses relative to the core and reference comparator groups, and

•	reviewing compensation-related materials prepared by management in advance of the human resources committee meetings and highlighting potential issues to the human resources committee chair.

The human resources committee chair meets with the advisor before committee meetings where compensation is discussed to obtain the advisor’s independent views and advice on management’s recommendations. The human resources committee also meets with the advisor without management present at every committee meeting where compensation is reviewed.

1	Ms. Turcke was appointed as a director effective January 1, 2020, and joined the audit and human resources committees on that date.
2	Mr. Vettese has served as chair of the audit committee since January 1, 2020.
3	We use the definition of audit committee financial expert as defined by the U.S. Securities and Exchange Commission.

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In its assessment of FW Cook’s independence, the human resources committee considered all factors relevant to providing independent advice to the human resources committee, and also reviewed other services performed for RBC by FW Cook and the proposed fees for those services. The human resources committee was satisfied that, based on this review and given the nature and value of the other services provided, the provision of other services by FW Cook did not impact its ability to act as an independent resource for the human resources committee.

The total fees paid by RBC to FW Cook for its services in 2020 represented less than 1% of their global revenue.

The table below shows the fees paid to these advisors over the last two years:

Year		Executive compensation- related fees[1]	All other fees[2]
2020	FW Cook	US$125,702	US$63,736
2019	FW Cook	US$197,638	US$75,572
	Hugessen	$111,091	–

1	As independent advisor to the human resources committee.
2

In each of the last two years, the board of City National Bank engaged FW Cook to conduct a compensation risk assessment of City National Bank’s incentive programs. These amounts represent fees paid to FW Cook for this work.

Compensation risk management

Our compensation risk management policies and practices, as outlined below, are aimed at ensuring compensation aligns with the short-, medium- and long-term interests of our shareholders as well as regulatory guidance.

Adherence to RBC policies and processes, including the Code of Conduct, is taken into account in determining performance-based compensation. The board and management also consider potential risks associated with compensation arrangements, as well as risk accountabilities and ethical behaviour as part of performance evaluations and compensation decisions.

Together with the CHRO, the CRO and CFO play key roles in managing compensation risk at RBC, including several of the practices described in this section. The CFO provides oversight regarding performance, metrics and target setting, as well as overall financial soundness of compensation program spending, and is a member of the CRMOC described on page 60. The CRO meets with the human resources committee on a regular basis to report on key risk issues that the human resources committee should consider in determining variable compensation. The CRO’s role in managing compensation risk is further described on page 63. Annually, the human resources and risk committees hold a joint session to discuss compensation risk management practices and other areas of shared oversight. This year, the governance committee was also included as it oversees culture and conduct.

As set out in the Code of Conduct and in the Enterprise Culture and Conduct Risks Framework, all employees have an important role in promoting a risk-aware culture built on our values. We have embedded these values across all of our talent practices. The governance committee oversees the bank’s management of culture and conduct, including breaches of the Code of Conduct, and meets on a regular basis with the CHRO, CRO, Chief Compliance Officer and General Counsel to review progress on programs that strengthen enterprise culture and conduct practices.

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Compensation Risk Management Policy

Purpose

•  To set out the compensation risk management policy and practices for RBC. The policy is guided by the FSB Principles and Standards, which have been adopted by our principal regulators, and other applicable regulatory guidance.

Key features (applies to all employees)

The policy outlines:

•  the proportion of variable compensation that will be paid under deferral arrangements for executives, MRTs and employees whose professional activities may have a material impact on the risk profile of RBC,

•  that deferred compensation will be awarded in equity or equity-linked instruments to executives and MRTs, and

•  that compensation awarded to employees responsible for financial and risk control activities will be determined independently from the performance of the businesses they oversee to ensure their independence.

Alignment of compensation with risk and performance outcomes

Purpose	• To enable the board to make adjustments for risk and performance to entire programs, business segments within a compensation program and groups of, or individual, MRTs.

Key features (applies to all major compensation programs and MRTs)

•  To assist the human resources committee in determining whether compensation awards require a risk or performance adjustment, the CRMOC reviews the compensation program pool calculations to identify and capture significant items that impact the results for the period. This process includes reviewing key financial measures, including net income and ROE, taking into account the cost and quantity of capital.

•  The CRO monitors a number of risk factors to ensure compensation decisions take into account risks undertaken. The review considers risk factors that may not have been reflected in current financial performance, but could be sufficiently significant to justify adjustments to variable compensation for groups or individuals. Where warranted, the CRO will recommend adjustments for risk to the CRMOC and the human resources committee. The CRO’s assessment of these risk factors[1] includes the risk profile for RBC and the individual business segments compared to their risk appetite, the risk exposure by risk type compared to established limits and appetite, the strength of the control environment and the potential impacts of emerging risks.

•  The effectiveness of our culture and conduct risk practices are assessed through internal conduct monitoring, employee opinion surveys, external benchmarking against peer practices and regulatory guidance.

•  Mid- and long-term incentives granted to MRTs including the CEO and Group Executive can be adjusted downward at vesting and payout if (i) there has been a material downturn in financial performance or a material failure in managing risk, or (ii) actual risk and performance outcomes are materially different from the assessments made at the time of grant. Such adjustments for the CEO and Group Executive are at the discretion of the human resources committee and subject to the board’s approval.

1	See the Enterprise risk management section on pages 56 to 61 of the 2020 annual report for a list of the major risk types identified and the structures and processes to manage them.

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Enhanced compensation risk practices for material risk takers

Purpose

•  To identify MRTs and monitor their conduct regarding risk accountabilities and ethical behaviours with possible compensation implications for risk events. This process includes monitoring for breaches of the Code of Conduct and other policies, risk limits and delegated authorities.

Key features

•  These practices ensure risk management accountabilities are appropriately reflected in mandates, performance goals and compensation awards. They are designed to ensure that variable compensation outcomes properly reflect RBC risk management policies, take into account risk events and conduct, and do not drive risk-taking in excess of RBC risk appetite.

•  Compensation arrangements for MRTs including the CEO and Group Executive are subject to CRO review.

Forfeiture and Clawback Policy

Purpose

•  To assist in effectively balancing risk and reward by addressing situations where employees conduct business activities inappropriately or outside the approved risk limits and tolerances, or situations involving a material error or misstatement of financial results.

Key features (applies to all employees who receive share-based compensation)

•  Enables RBC to recoup incentive awards that have been paid or have vested and to cancel unvested mid- and long-term incentive awards to executives, such as the CEO, Group Executive and MRTs, for situations involving misconduct, including non-compliance with applicable laws and regulations, accounting fraud or failure to follow internal policies and procedures.

•  A financial restatement trigger permits RBC, subject to the board’s discretion, to recoup incentive awards that have been paid or have vested and to cancel unvested mid- and long-term incentive awards for the CEO and Group Executive in excess of the amount that would have been received under the restated financial statements.

•  If RBC terminates an employee for cause, the employee, subject to applicable laws, forfeits all previously awarded unvested mid- and long-term incentive awards under the performance-based incentive programs.

Restrictions on trading and hedging RBC securities

Purpose	• To maintain the alignment of employee and shareholder interests.

Key features (applies to all employees)

RBC employees are prohibited from hedging the value of their equity-based compensation by:

•  selling RBC securities directly or indirectly if they do not own or have not fully paid for them (a short sale),

•  directly or indirectly buying or selling a call or put option on RBC securities, subject to certain limited exceptions for employees of RBC subsidiaries, and

•  entering into equity monetization transactions that would have an effect equivalent to creating call or put rights in respect of RBC securities or other financial instruments designed to hedge or offset a decrease in the market value of RBC securities.

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Alignment with the FSB Principles and Standards

Our approach to compensation is consistent with the FSB Principles and Standards, our principal regulators’ expectations and industry best practices for assessing conduct.

FSB Principles	Compensation practices at RBC

The board oversees the compensation system’s design and operation	✓	The board is ultimately responsible for overseeing and making decisions on the compensation principles, policies and programs, including the management of compensation risk.

The board monitors and reviews the compensation system to ensure it operates as intended	✓

The board, with the support of the human resources committee, monitors and reviews the compensation system to confirm alignment with RBC risk management principles and practices. This includes reviewing and approving compensation policies and the design of major compensation programs, payouts and adjustments for risk at the program and individual levels.

✓

The human resources committee meets with the CRO regularly to review our risk profile relative to our risk appetite to ensure we are appropriately reflecting significant risks in our compensation outcomes.

Independence of the employees responsible for key financial and risk control activities	✓	Compensation for employees responsible for key financial and risk control activities (risk, audit, compliance and finance) is determined independently from the performance of the business segments they oversee.

Compensation is adjusted for current and potential risks	✓

The human resources committee considers potential adjustments to compensation payouts both at the program and individual levels, guided by the CRO’s review of a number of risk factors as described on page 63.

✓

At the individual level, performance-based compensation of MRTs may be reduced, if warranted, following a review of their adherence to risk management and compliance policies, including the Code of Conduct.

Compensation outcomes are symmetric with risk outcomes	✓

Our pay-for-performance principle ensures incentives are in line with performance and risk outcomes.

-  Performance-based incentive pools are based on RBC net income, business segment net income, or a combination of both.

-  Final payouts for mid-term incentive awards are subject to a performance modifier, which has the potential to increase or decrease awards by up to 25%, with the possibility of a zero payout if the performance threshold is not met or at the board’s discretion.

-  Awards may be adjusted downward at vesting and payout (i) if there has been a material downturn in financial performance or a material failure in managing risk, or (ii) if actual risk and performance outcomes are materially different from the assessments made at the time of the grant.

-  The Forfeiture and Clawback Policy as described on page 64 covers the CEO and Group Executive and all employees who receive share-based compensation.

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FSB Principles	Compensation practices at RBC (continued)

Compensation payout is sensitive to the time horizon of risks	✓

To align compensation with the risk time horizon and motivate executives to create longer-term value, a significant portion of their variable compensation must be deferred (at least 70% for the CEO, at least 65% for Group Executive and at least 40% for other MRTs), with a vesting period of three or four years.

	✓	Executives are required to maintain a minimum level of share ownership. Share ownership requirements extend into retirement for the CEO and Group Executive as described on pages 75 and 76.

The mix of cash, equity and other forms of compensation is consistent with the risk time horizon	✓	The deferral of a significant portion of pay at risk is required to align compensation with the risk time horizon and to motivate executives to create long-term value. The mix of compensation varies by executive level, reflecting the opportunity executives have to influence the performance of RBC.

Independent review of compensation programs and practices

Each year, RBC Internal Audit conducts an independent review of compensation function programs and practices for alignment with the FSB Principles and Standards and other regulatory guidance. The Chief Audit Executive reported to the human resources committee in May 2020 on the results of the review for fiscal 2019 and confirmed that, overall, RBC compensation programs and practices were consistent with FSB Principles and Standards and other regulatory guidance.

Compensation decision-making

Compensation decisions are guided by our compensation philosophy and principles as described on page 57. The following illustration provides an overview of our annual process for determining and back-testing compensation for the CEO and Group Executive:

1. Establishing target compensation levels

To ensure our compensation programs remain market-competitive, we annually review the program design and pay levels of other financial institutions that are our primary competitors for talent. The human resources committee’s external independent compensation advisor, FW Cook, analyzes market information and assists the committee in determining the appropriate benchmark compensation comparator groups for the CEO and Group Executive. We also obtain market information from public disclosures and a number of other external consulting firms, including McLagan and Willis Towers Watson.

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Compensation comparator groups

The human resources committee reviews and approves a core comparator group for compensation comparison purposes as well as a reference comparator group shown below to provide additional context in establishing the CEO’s target pay. As part of its review of the comparator groups, the human resources committee considers our business profile (size, business mix and scale of operations outside Canada), our international growth strategy and the associated talent requirements. Based on the review completed in 2020, the human resources committee approved changes to the reference comparator group used for additional context in setting the CEO’s pay. Since adopting the reference comparator group in 2012, our international growth strategy has evolved, with increased focus on the U.S. as our second home market. In order to provide the board with a sufficiently broad perspective, the revised reference group reflects our primary global footprint and enables the committee to monitor global compensation trends within similar business profiles. The changes include adding Morgan Stanley and removing BNP Paribas and National Australia Bank.

Core comparator group

The board uses a core comparator group of Canadian financial institutions to benchmark target compensation for the CEO and Group Executive. The core comparator group remains unchanged since fiscal 2012. The following table summarizes the selection criteria for the core comparator group and the resulting list of companies:

Selection criteria	Core comparator group

Head office location

•  Canada

Line of business

•  Diversified banks and other financial institutions

Key company characteristics

•  Primary competitors for talent

•  Meet criteria for at least one of the following measures (generally half to two times RBC): revenue, assets, net income or market capitalization

Canadian financial institutions • Bank of Montreal • Bank of Nova Scotia • Canadian Imperial Bank of Commerce • Manulife Financial • Sun Life Financial • Toronto-Dominion Bank

Reference comparator group for CEO pay

The board uses the reference comparator group to provide additional context in setting the target pay of the CEO. As noted above, the reference comparator group was updated in 2020. The following table summarizes the selection criteria for the reference comparator group and the resulting list of companies:

Selection criteria	Reference comparator group

Head office location

•  Outside Canada

Line of business

•  Diversified banks and other financial institutions

Key company characteristics

Relevant with respect to:

•  Size

•  Business mix

•  Scale of operations outside home country

•  Financial condition

U.S. banks • JP Morgan Chase & Co. • PNC Financial • U.S. Bancorp • Wells Fargo & Company • Morgan Stanley Other • Barclays • Credit Suisse • Westpac Banking Corporation

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The following table1 summarizes how we rank on size-based selection criteria relative to each group:

1	Information is from public filings for the most recently reported four quarters, available as of December 31, 2020; market capitalization is as of October 31, 2020.

CEO and Group Executive target setting

Each year, based on an in-depth review of target compensation for the CEO and Group Executive, the human resources committee recommends and the board approves compensation targets for the next fiscal year. The human resources committee considers the scope of respective roles, progress in demonstrating key leadership capabilities, competitiveness of compensation relative to the core comparator group, as well as advice from its external independent compensation advisor, FW Cook.

As we are the largest of the core comparator companies based on market capitalization, and the second largest based on revenue, total assets and net income, the human resources committee also uses the reference comparator group to provide additional context in establishing the CEO’s target pay.

2. Setting target compensation mix and pay at risk

Total direct compensation is comprised of base salary and performance-based incentive awards. The mix of compensation awards varies by role and executive level, reflecting the opportunity executives have to influence RBC performance. In determining the mix, we also consider market practices and our compensation principles, including how the elements of executive compensation align with longer-term shareholder value creation. When an executive is new in their role, we generally take a multi-year approach to transitioning target compensation to the appropriate positioning relative to market comparators. A significant portion of the compensation executives receive is at risk, and a substantial percentage of pay at risk is deferred in the form of equity-based incentive awards to align compensation with shareholder interests.

3. Establishing corporate, business segment and individual performance objectives

Early in the fiscal year, the human resources committee recommends, and the board approves, a combination of financial and non-financial performance objectives, as well as specific strategic initiatives. Financial objectives are based on net income relative to targets set for the STI Program using pre-established payout grids. Non-financial objectives include client, risk and strategic objectives for the CEO, which support the achievement of short-, medium- and long-term performance and reflect the view that a multi-faceted approach to performance is in line with the interests of shareholders, clients, employees and other stakeholders.

The CEO establishes financial and non-financial objectives for each Group Executive member, which include client, risk, and strategic objectives and reflect each executive’s role and accountabilities.

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4. Evaluating performance relative to objectives

Following the end of the fiscal year, the performance of the CEO and Group Executive is assessed relative to financial and non-financial (client, risk and strategic) objectives. The human resources committee evaluates the performance of the CEO relative to his objectives. The CEO reviews, with the human resources committee, the performance evaluations of Group Executive members based on their established performance objectives.

When there are changes to compensation plan design, scenario analyses are performed to assess how the CEO and Group Executive programs might pay out under different RBC performance scenarios. These analyses help determine whether these programs will pay out as intended, consistent with our pay-for-performance principle, and do not drive risk-taking in excess of our risk appetite. The human resources committee reviews the RBC performance scenarios, which range from poor to exceptional results, to consider the appropriateness of a range of potential outcomes.

A description of the evaluations for the CEO and other NEOs for 2020 can be found on pages 81 to 87.

5. Determining performance-based compensation awards by applying informed judgment

The human resources committee is responsible for recommending for board approval the short-, mid- and long-term incentive compensation awarded to the CEO and Group Executive. In making these decisions, the human resources committee reviews reports on financial and non-financial performance, risk management and external perspectives, including:

•	performance evaluations

•	market compensation information, including the compensation comparator groups

•	contributions to the enhancement of long-term shareholder value

•	the CEO’s recommendations for compensation awards for Group Executive

•	RBC financial performance relative to peers

•	the CRO’s report on the alignment of variable compensation pools with potential and realized risks

•	the advice of the human resources committee’s external independent compensation advisor, FW Cook, and

•

select vertical pay ratios provided for additional context in making recommendations to the board for compensation awards for the CEO, including a comparison of the annual total direct compensation and the median annual total direct compensation of all employees, and changes in this comparison over time.

After considering these factors, the human resources committee recommends compensation awards for the CEO and Group Executive to the board.

The board believes the use of informed judgment is important when determining final compensation to ensure awards appropriately reflect risk, as well as other unexpected circumstances that may arise during the year, and to eliminate the possibility of unintended outcomes determined solely by formulas.

A description of the compensation awarded to the CEO and other NEOs for 2020 is available on pages 81 to 87.

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6. Back-testing compensation

CEO compensation is back-tested annually. This involves reviewing the current value of performance-based incentive awards granted over the CEO’s tenure (see page 83) to confirm that award outcomes are consistent with RBC performance. The assessment uses the value of the short- and mid-term incentives at the time of payout, the in-the-money value of the long-term incentives at the time of exercise, and the value of unvested mid- and long-term incentive awards at the date of back-testing. Performance-based incentive awards granted to Group Executive are also back-tested to confirm that award outcomes continue to align with RBC performance.

2020 compensation components

Total direct compensation includes base salary and performance-based incentive awards. The graphs below outline the target compensation mix for the CEO and Group Executive, excluding the Group Head and CEO, RBC Capital Markets (outlined on pages 74 to 75), and the proportion of pay at risk.

Fixed pay		Performance-based awards (pay at risk)						Total direct compensation

Base salary	+	Short-term incentive	+	Mid-term incentive (PDSUs)	+	Long-term incentive (Stock options)	=

Base salary

Base salary reflects each executive’s level of responsibility, capabilities and experience in the context of their role and the market. We review base salaries annually, and generally grant increases when an executive assumes increased responsibilities or significantly deepens their knowledge and expertise. Base salaries may also be adjusted when there is a material change in the compensation levels of comparable roles in the core comparator group. As described on page 68, when an executive is new to their role, we generally take a multi-year approach to transitioning their target compensation to the appropriate positioning relative to market comparators.

Performance-based awards

Awards under the short-, mid- and long-term incentive programs are determined based on individual, business segment and RBC overall performance. The annual short-term incentive program is cash-based; however, executives have the option to defer all or part of their awards under the Deferred Share Unit (DSU) Program (see page 75 for more information). The mid- and long-term incentive programs are equity-based.

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Short-, mid- and long-term incentive programs

The table below summarizes the key design features of the short-, mid- and long-term incentive programs, which are applicable to all NEOs except the Group Head and CEO, RBC Capital Markets.

Short-Term Incentive (STI) Program

Overview	Rewards individuals for business segment and RBC overall performance, as well as individual contribution.

Form of award	Annual cash bonus

Performance period	12 months

Grant/award determination	Total STI award is based on target total compensation levels established as a percentage of base salary, and performance outcomes relative to financial, client, and risk and strategic objectives are added together to determine the actual STI award. Payouts can range from zero to a maximum of 2 times target.

Performance measures

Financial (60% weight)

•  RBC net income, or for business segment Group Heads, a combination of RBC net income and business segment net income, relative to targets.

•  Economic and market assumptions used in the planning process are also considered, as well as whether actual conditions differ from those assumptions, to determine whether adjustments are warranted.

Client satisfaction and loyalty (10% weight)

•  Measured using client satisfaction and loyalty results for our retail businesses: Canadian Banking, Wealth Management and Insurance. Industry rankings and awards across all our businesses, including RBC Capital Markets and RBC Investor & Treasury Services, are also considered. These measures reinforce our value of putting our clients first and our vision to be among the world’s most trusted and successful financial institutions.

•  To reinforce our shared objective of delivering exceptional client experiences and winning together as One RBC, the CEO and Group Executive are evaluated against the same index score across business segments.

Risk and strategic (30% weight)

•  RBC, business segment and individual goals relating to risk management, strategy execution, including environmental, social and governance factors as described below, and brand and talent management.

Vesting	Paid following the end of the fiscal year.

Environmental, social and governance (ESG) factors in executive compensation

In support of our Purpose, our executive compensation program rewards executives for successfully executing on the bank’s strategy, which includes ESG objectives.

In addition to the bank’s financial performance, executives are evaluated against key non-financial objectives in our STI program outlined above that include ESG factors. These include client satisfaction, and risk and strategic measures like climate change, employee satisfaction, and diversity and inclusion.

Each year we offer extensive publications on our performance that distinguish us as a leader in ESG. For more information on our ESG priorities and performance, see rbc.com/community.

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Mid- and Long-Term Incentive (MTI and LTI) Programs

Overview	Rewards executives for their contribution to medium- and long-term performance and their potential for future contributions, as well as to align with long-term shareholder interests.

	MTI	LTI

Form of award	Performance deferred share units (PDSUs) (80% of equity incentives granted)	Stock options (20% of equity incentives granted)

Performance period	Three years	Up to ten years

Performance measures at grant

The value of the awards granted may vary from the target based on performance compared to the medium-term objectives of diluted earnings per share (EPS) growth, ROE and common equity tier 1 (CET1) ratio.

The value of awards granted may also vary from the target following the CRO’s review of key risk factors to identify significant quantitative and qualitative risks the board should take into account in determining awards.

If required, the CRO will make recommendations to the human resources committee for adjustments (see page 63 for more information).

Performance measures at vesting

RBC common share price performance plus relative TSR (change in RBC common share price plus reinvested dividends paid compared to the global peer group).

The board may make adjustments to awards at vesting relative to the target based on a schedule that increases or decreases the value of awards to a maximum of 25%. Awards will fluctuate in value due to both the application of the modifier and changes in the RBC common share price.

A zero payout will result if (i) the three-year TSR is in the bottom two rankings of the global performance peer group, and (ii) the three-year average ROE is below the performance threshold (10% for awards granted in 2020).

RBC common share price performance

Vesting	Awards vest and are paid after three years.	50% vests after three years 50% vests after four years

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How we use our global peer group	Global peer group

At vesting of PDSU awards, we compare our TSR to that of a global peer group approved by the board to determine the performance modifier for payouts under the PDSU Program, as described on page 72. The global performance peer group is comprised of Canadian banks, asset managers and life insurers and U.S. and international banks with a similar business and/or geographic mix to RBC. This is the same global peer group used to measure our relative TSR performance that reflects the market’s perception of our overall performance relative to our peers over the three-year award term.

The peer group was updated in 2020 to remove Power Financial Corporation. Due to a reorganization of the company, Power Financial Corporation is no longer listed on the Toronto Stock Exchange (TSX) and is not considered comparable to RBC from a business mix perspective.

Canadian financial institutions

•  Bank of Montreal

•  The Bank of Nova Scotia

•  Canadian Imperial Bank of Commerce

•  Manulife Financial

•  National Bank of Canada

•  Toronto-Dominion Bank

U.S. banks

•  JP Morgan Chase & Co.

•  Wells Fargo & Company

Other

•  Westpac Banking Corporation

Potential adjustments to CEO and Group Executive awards

Risk and performance adjustments

The human resources committee and the board may adjust incentive awards from target levels based on the CRO’s recommendations relating to significant external and internal risk factors affecting financial results.

Discretionary adjustments

The board may exercise its discretion to adjust the STI awards to eliminate the impact of items that were not included in the planning process. They may also reduce MTI awards at vesting and payout if there has been a significant downturn in financial performance or failure in managing risk, or if actual risk and performance outcomes are materially different from the assessments made at the time of grant. The human resources committee recommends any adjustments to the board for approval.

Why we use these measures of financial performance

STI Program

Net income for RBC and business segments

Relevant across business segments and offers a consistent measure and common focus for all program participants to drive in-year and sustainable growth. Net income provides a comprehensive measure of the overall performance of RBC in the fiscal year and on a comparable-year basis.

MTI/LTI Programs

At grant: Progress against our medium-term financial performance objectives for diluted EPS growth, ROE and capital ratio is considered in determining the grant value relative to target.

Diluted EPS growth

Diluted EPS reflects our net income available to common shareholders based on the weighted average diluted number of common shares outstanding for the period. EPS growth is a measure of management’s ability to deliver increased profitability to our shareholders.

ROE

A measure of return on capital invested in our businesses. ROE is calculated as net income available to common shareholders divided by the total average common equity for the period. This measure gauges how efficiently we earn profits on behalf of our shareholders.

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Why we use these measures of financial performance (continued)
MTI/LTI Programs (continued)

Capital ratio

Capital, as measured by our CET1 ratio, is a core measure of our financial strength and is relevant in assessing our performance. A strong capital ratio, along with high returns over the short and longer term, reflects management’s ability to balance risks and returns while providing a prudent cushion to absorb shocks.

At vesting: PDSUs are subject to a relative TSR performance modifier at the end of the three-year performance period.

TSR

TSR aligns with our three strategic goals (see page 53) and represents the most appropriate measure of shareholder value creation. TSR reflects the performance of RBC common shares over a period of time and incorporates the share price change and reinvested dividends paid to common shareholders. Relative TSR is a measure of our TSR compared to that of our peers over a period of time.

Capital Markets Compensation Program

The table below summarizes the key design features of the Capital Markets Compensation Program in which Mr. Neldner participates.

Capital Markets Compensation Program

Performance period	12 months

Bonus pool funding

•  Capital Markets earnings before variable compensation and taxes, which includes cost of funds, provision for credit losses and mark-to-market adjustments and also considers RBC overall performance. The resulting compensation ratio is reviewed and may be used to adjust bonus pool funding to reflect market and competitive conditions.

•  The CRO reviews the bonus pool to determine whether additional adjustments for risk are appropriate, reviews the assessment with the CRMOC and makes recommendations to the human resources committee. The human resources committee recommends the bonus pool to the board for approval after considering management’s recommendations.

Individual performance

•  The performance of the Group Head and CEO, RBC Capital Markets is assessed relative to financial objectives, as well as risk and strategic objectives, in a similar manner to other members of Group Executive. Target compensation levels are not established for the Group Head as individual incentive awards are discretionary. In establishing compensation levels, the human resources committee also considers the compensation market information for the core comparator group. In addition, the committee considers performance and compensation information of institutions outside Canada for additional context given the breadth and global scope of our Capital Markets business, and it may make adjustments to ensure risk and performance are appropriately reflected in award amounts.

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Executive compensation

Capital Markets Compensation Program (continued)

Form of awards (for Group Head and CEO, RBC Capital Markets)	• Cash bonus (35% of variable compensation). • Share-based compensation (65% of variable compensation) comprising PDSUs and stock options. For more information about these awards, see page 72.

Performance adjustments

•  The board may reduce awards at vesting and payout if there has been a material downturn in financial performance or a material failure in managing risk, or if actual risk and performance outcomes are materially different from the assessments made at the time of grant. The human resources committee recommends and the board approves any adjustments.

•  In the event of misconduct or a material error or misstatement of RBC financial results, financial reporting or financial statements, cash bonuses and mid- and long-term incentive awards may be subject to clawback, as outlined in the Forfeiture and Clawback Policy, which is summarized on page 64.

Voluntary deferral of short-term incentive awards – Deferred Share Unit Program

Key features	DSU Program

Purpose

•  For all executives, the DSU Program provides the opportunity to receive 100%, or a portion (25%, 50% or 75%), of the short-term incentive award in RBC DSUs rather than cash, redeemable only upon retirement, resignation or termination of employment with RBC.

Determining the number of units

•  The elected portion of the award is converted to DSUs based on the average closing market price of shares on the TSX for the first five trading days in the open window following the fiscal year end. DSUs earn dividend equivalents in the form of additional DSUs as set out in the DSU Program.

Redeeming awards	• When redeemed, DSUs are valued at the average closing price of shares on the TSX for the five trading days immediately preceding the redemption date.

Share ownership requirements

The CEO and Group Executive are required to maintain a minimum level of share ownership, which extends into retirement for a specified period of time. Executives can meet share ownership requirements through personal holdings, shares accumulated under our employee share ownership plans and share units held under our equity incentive programs, other than the RBC Stock Option Plan (Stock Option Plan). Employees promoted to RBC executive roles or managing directors in RBC Capital Markets have three years to meet the minimum requirement, while those recruited externally have five years. Share ownership information for all NEOs is shown on pages 83 to 87.

RBC	Multiple of the last three years’ average base salary	Post-retirement
CEO	8 x	24 months
Group Executive[1]	6 x	12 months

1	See page 76 for Group Head and CEO, RBC Capital Markets.

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Executive compensation

Capital Markets	Multiple of the last three years’ average base salary	+	Multiple of the last three years’ average annual cash bonus	Post-retirement

Group Head and CEO, RBC Capital Markets	2 x	+	2 x	12 months

2020 CEO and named executive officer incentive awards

The human resources committee evaluates performance taking into account financial and non-financial objectives to assess the overall leadership and performance of the CEO and other NEOs in a comprehensive and balanced way.

The human resources committee and the board approved performance objectives for the STI Program at the beginning of the year to support the achievement of the bank’s strategic goals to be:

•	the undisputed financial services leader in Canada,

•	the preferred partner to corporate, institutional and high net worth clients and their businesses in the U.S., and

•	a leading financial services partner valued for our expertise in select global financial centres.

When determining final compensation, the board may apply informed judgment to adjust the value of awards to ensure the awards appropriately reflect risk as well as other unexpected circumstances that arise during the year and eliminate the possibility of unintended outcomes determined solely by formulas.

STI Program objectives and results

Financial (60% weight)

RBC

•  The economic effects of the COVID-19 pandemic and significantly lower interest rates resulted in net income of $11,437 million, down 11% from 2019 and 14% below the 2020 STI Program target of $13,285 million.

•  For the purposes of determining the STI program awards in 2020, no adjustments were made to 2020 net income despite the financial challenges of the global pandemic. The market and macroeconomic environment was significantly unfavourable relative to the assumptions used in the net income target planning process, impacting RBC financial results primarily reflected in higher PCL and lower interest rates. The low interest rate environment includes lower spreads experienced in Personal & Commercial Banking, as well as a decline in overall net interest income and lower income from sweep deposits.

$11,437 million net income down 11% from 2019
Personal & Commercial Banking

•  Achieved net income of $5,087 million, down 21% from 2019, mainly due to higher PCL, primarily attributed to the impact of the COVID-19 pandemic on performing loans and lower spreads. The net increase in costs associated with the COVID-19 pandemic, including additional staff-related costs, also contributed to the decrease. These factors were partially offset by average volume growth of 10% in Canadian Banking.

$5,087 million net income down 21% from 2019

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Executive compensation

Wealth Management

•  Achieved net income of $2,155 million, down 15% from 2019, primarily due to a gain in the prior year on the sale of the private debt business of BlueBay Asset Management, a decline in net interest income and higher staff-related costs. Lower income from sweep deposits also contributed to the decrease. These factors were partially offset by an increase in earnings from higher average fee-based client assets, net of associated variable compensation.

$2,155 million net income down 15% from 2019

Insurance	• Achieved net income of $831 million, up 3% from 2019, largely due to higher favourable investment-related experience, partially offset by unfavourable annual actuarial assumption updates.
$831 million net income up 3% from 2019

Investor & Treasury Services	• Achieved net income of $536 million, up 13% from 2019. The prior year included severance and related costs associated with the repositioning of the business and ongoing efficiency initiatives.
$536 million net income up 13% from 2019

Capital Markets

•  Achieved net income of $2,776 million, up 4% from 2019, primarily driven by higher revenue in Global Markets and Corporate and Investment Banking. These factors were partially offset by higher PCL, higher taxes due to an increase in the proportion of earnings in higher tax rate jurisdictions, lower Other revenue mainly reflecting higher residual costs, as well as higher compensation on improved results.

$2,776 million net income up 4% from 2019

Client (10% weight)

Since the onset of the pandemic, employees across our business have demonstrated their commitment to delivering on our Purpose by supporting clients with empathy and care, and proactively contacting clients to understand the impact of the crisis on their financial situation to offer personalized support.

Across our five business segments, client satisfaction levels remained strong through 2020, highlighted by numerous industry awards and rankings including:

•	#1 in J.D. Power retail customer satisfaction among the big five Canadian banks

•	Customer Service Award winner and #1 in 10 out of 11 rankings in the 2020 Ipsos Financial Service Excellence Awards

•	Rated Global Wealth’s “Outstanding Global Private Bank” in North America for the fifth consecutive year

•	Capital Markets ranked best Investment Bank in Canada and #1 Canadian Investment Bank in the U.S.

•	Investor & Treasury Services ranked #2 in the 2020 Global Custodian survey (Global Investor/ISF Magazine)

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Executive compensation

The extraordinary efforts of our employees to support clients through the pandemic, strong achievement in industry rankings and solid momentum in market share and volume growth across our businesses in 2020 resulted in a total client satisfaction and loyalty result of 115%, unchanged from 2019.

Risk and strategic (30% weight)

Risk objectives

Risk management	2020 results

Risk profile within risk appetite	✓	Enhanced underwriting guidelines to balance risk mitigation with business and client support.
	✓	Increased total PCL by $2.5 billion from the previous year reflecting the unprecedented challenges brought on by the COVID-19 pandemic.

Strong capital, liquidity and funding	✓	2020 CET1 ratio of 12.5%, up from 12.1% in 2019.
	✓	Strong liquidity and funding ratios throughout the crisis while meeting or exceeding regulatory requirements.

Strong internal controls	✓	Achieved predominantly satisfactory regulatory, audit and compliance ratings and enhanced internal controls.
	✓	Maintained a strong and effective internal control environment.

Effective risk culture and conduct	✓	Continued to maintain leader accountability to strengthen risk culture and conduct practices across business segments and functions.

	✓	Balanced approach to non-financial and less quantifiable risks, such as reputation and conduct, with consideration to the external environment and long-term interests of employees and shareholders.
Strategy execution objectives
Business strategy	2020 results

Undisputed financial services leader in Canada	✓	Maintained top (#1 or #2) rankings in market share for all key retail and business banking products and #1 market share in Canadian mutual fund AUM.
	✓	RBC Insurance maintained #1 ranking in new business mortgage life penetration among our peers.

	✓	RBC Capital Markets successfully maintained #1 market share position in Canada (Dealogic).

Preferred partner to corporate, institutional and high net worth clients and their businesses in the U.S.	✓	Strong client and market share growth in U.S. Wealth Management and City National Bank, invested in talent to support sales force and back-office functions and expanded digital capabilities.
	✓	RBC Capital Markets acted as exclusive financial advisor to General Motors on a unique Electric Vehicle Fast Charging Partnership with EVgo, creating the largest fast charging network across the U.S.

	✓	Balanced risk taking and growth in RBC Capital Markets in the U.S. with focused talent investments in Global Markets and Corporate and Investment Banking.

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Executive compensation

Business strategy	2020 results (continued)

Leading financial services partner valued for our expertise in select global financial centres	✓

RBC Capital Markets ranked #12 in global league table rankings (Dealogic), and was lead bank on an $8 billion sterling bond issue for the U.K. Government’s Debt Management Office, the largest government mandate in history.

	✓	Achieved higher Fund Finance sales in Investor & Treasury Services Europe, driven by strong brand recognition and cross-segment collaboration.

Create meaningful value for clients	✓	Over 620,000 clients have benefitted from our payment deferral programs to support them through the crisis.
	✓	Continued to enhance artificial intelligence (AI)-based solutions like NOMI® and Aiden® (Capital Markets trading platform) to generate more data-driven insights to clients.
✓

Borealis AI™ created an ecosystem for ethical AI through RESPECT AI™, an online hub that brings open-source research code, academic research and training material to the AI community, enabling developers to build more trusted services and products.

Brand management	2020 results

Strong brand and leadership in corporate citizenship	✓

Launched Points for Canada to provide more value for shopping and dining locally, and partnered with the government, Chambers of Commerce and other leading brands to create a national movement to support small businesses through Canada United™.

	✓	First financial institution in Canada to sign a renewable energy power purchase agreement, and financed $8.8 billion in sustainable bonds and loans, representing 64% growth over 2019.

	✓	Through RBC Future Launch®, provided $201 million since 2017, reaching 2.5 million Canadian youth through 500+ partner programs.

	✓	Scored 86 average percentile ranking on priority ESG indices, including Sustainalytics, MSCI ESG Rating, FTSE4Good and RobecoSAM’s Corporate Sustainability Assessment.
Talent management	2020 results

Health and safety of our employees	✓	Relocated 80% of our employees to working from home within weeks, committed to no job loss in 2020 due to COVID-19 and introduced special compensation programs for certain front-line workers.
	✓	Series of employee well-being surveys during the pandemic helped inform new programs and resources to support them. 91% of employees responded that they feel well supported by RBC[1].

Build a diverse leadership team and an inclusive environment	✓	Since 2015, the representation of women executives in Canada has increased from 38% to 46%[2] and BIPOC executives from 16% to 21%.[2,3]
	✓	First Canadian bank to establish and publicly announce RBC’s Actions Against Systemic Racism in our society.

✓

Released the “That Little Voice” campaign, generating over 500,000 impressions on social media to educate and inform employees about unconscious bias, encourage radical candour, and create a safe place to speak about inclusion.

	✓	Ranked #4 in top financial institutions globally in “Top 25 Most Diverse and Inclusive Companies” in 2020 Refinitiv D&I Index.

1	Well-being surveys conducted from April to June 2020. The average participation rate was 55%.
2	Represents data for our businesses in Canada governed by the Employment Equity Act.
3	Based on employee self-identification.

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Executive compensation

MTI and LTI Program objectives and results

In 2020, we achieved two of the three medium-term objectives considered in determining mid- and long-term incentives, as outlined below.

Medium-term objectives	3-year[1]	5-year[1]

Diluted EPS growth of 7%+	1%	3%

ROE of 16%+	16.2%	16.4%

Strong capital ratio (CET1)	12.0%	11.6%

1	Diluted EPS growth is calculated using a compound annual growth rate. ROE and CET1 are calculated using an average.

Maximizing TSR is aligned with our strategic goals discussed on page 53, and we believe it represents the most appropriate measure of shareholder value creation. A medium-term (3- to 5- year) objective is considered to be achieved when the performance goal is met in either a 3- or 5-year period. These objectives assume a normal business environment and our ability to achieve them in a period may be adversely affected by extraordinary developments such as the COVID-19 pandemic and the current low interest rate environment. In 2020, we achieved top half TSR performance over the medium term, and our 3- and 5- year TSR were higher than the global peer group average over the same periods, which reflects our strong and consistent financial performance. The low interest rate environment includes lower spreads experienced in Personal & Commercial Banking, as well as a decline in overall net interest income and lower income from sweep deposits.

Annualized TSR vs. peer group	3-year TSR[1]	5-year TSR[1]

Royal Bank of Canada	1% – Top half	9% – Top half

Global peer group average (excluding RBC)	(6)%	3%

1

In fiscal 2020, Power Financial Corporation was removed from the global peer group. The 3- and 5-year annualized TSR are calculated based on RBC common share price appreciation as per the TSX closing market price plus reinvested dividends for the period October 31, 2017 to October 31, 2020 and the period October 31, 2015 to October 31, 2020.

We review and revise these medium-term objectives as economic, market and regulatory environments change. By focusing on our medium-term objectives in our decision-making, we believe we will be well positioned to provide sustainable earnings growth and solid returns to our common shareholders. For 2021, our medium-term financial performance objectives remain unchanged.

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Executive compensation

CEO performance and compensation

David McKay, President and Chief Executive Officer

Mr. McKay is responsible for the overall leadership and management of Royal Bank of Canada and sets the strategic direction to drive leading performance, consistent with the interests of shareholders, clients, employees and other stakeholders. He is accountable to the board for the development and successful execution of strategy, while maintaining a strong capital position and prudent management of the risk profile of RBC. Mr. McKay’s overall stewardship responsibilities include setting the right tone from above through leadership actions that exemplify RBC values, shaping culture, developing leadership talent and keeping an ongoing focus on innovation and exceptional client experiences within the RBC diversified business model.

STI Program award

The following determines the STI award for the CEO and other NEOs, excluding the Group Head and CEO, RBC Capital Markets:

Financial objectives (60% of STI target)	+	Client objectives (10% of STI target)	+	Risk and strategic objectives (30% of STI target)	+ or –	Risk adjustment/discretion (Impact -100% to +25%)
ê		ê		ê		ê

RBC net income and segment net income[1]		Client index		• Risk management • Strategy execution • Brand management • Talent management		Adjustments for financial and non-financial risk, including conduct risk, based on assessment of individual, business and external factors

1	The CEO and CFO formula is based on total RBC net income; the Group Heads’ formula is based on the combination of RBC net income and business segment net income.

The human resources committee and the board considered the results as summarized on pages 76 to 79 in determining Mr. McKay’s STI award. The committee recommended and the board approved a total STI award for Mr. McKay of $1,406,250, which was 38% below target and 46% below 2019, as described below.

•  The committee recommended and the board approved a zero payout relating to financial performance that was below the net income target for the STI Program of $13,285 million.

•  There were no adjustments made to 2020 net income despite the financial challenges of the global pandemic. The market and macroeconomic environments were significantly unfavourable relative to the assumptions used in the net income target planning process, impacting RBC financial results, primarily reflected in higher PCL and lower revenue as a result of lower interest rates.

• The committee recommended and the board approved an award of $258,750 relating to client satisfaction and loyalty results that exceeded objectives. For a summary of results, refer to pages 77 to 78.

•  Overall, the committee and the board determined that RBC exceeded the risk management, strategy execution, and brand and talent management objectives. For a summary of results, refer to pages 78 to 79.

•  The committee recommended and the board approved an award of $1,147,500 for Mr. McKay’s achievements relative to these objectives.

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•  The CRO considered the degree to which risk was fully reflected in the financial results for compensation purposes. On the advice of the human resources committee, the board confirmed that no risk adjustments were required to the STI award.

MTI and LTI Program awards

In considering the MTI and LTI awards for Mr. McKay, the human resources committee assessed the bank’s 2020 progress relative to our medium-term objectives, which reflects the bank’s resilience and stability in capital and liquidity positions and commitment to creating long-term value for our shareholders through these uncertain times. The committee also took into consideration the bank’s strong financial performance relative to our core comparator group of Canadian financial institutions during challenging market and economic conditions, and Mr. McKay’s commitment to the essentials of sound leadership by taking action to provide support to clients and communities, and to ensure the health and safety of our clients and employees.

The committee recommended and the board approved MTI and LTI awards totaling $9,450,000 granted in the form of PDSUs (80%) and stock options (20%). These MTI and LTI awards were 5% above target reflecting his continued strong leadership in driving stable performance against our medium- and long-term objectives by returning profits to shareholders and by building a robust capital position that will position the bank for future success. These awards were 9% higher year-over-year due to the target increase for fiscal 2020 that the board approved as disclosed last year. The committee confirmed that no risk adjustments were required to the MTI and LTI awards, based on the CRO’s review.

2020 total direct compensation

Mr. McKay’s 2020 total compensation is $12,356,250, which is 3% below his target of $12,750,000. His total compensation was also 3% lower than 2019 and his total variable compensation was 4% lower than 2019. If Mr. McKay had not received a target increase for fiscal year 2020, his total compensation would be down 9%1.

	2020 actual ($)		2020 target ($)	2019 actual ($)	YoY actual	2020 actual pay mix

Base salary	1,500,000		1,500,000	1,500,000	–
STI award[2]	1,406,250		2,250,000	2,607,800	(46%)
MTI and LTI awards
PDSUs	7,560,000		7,200,000	6,930,000	9%
Stock options	1,890,000		1,800,000	1,732,500	9%
Total	9,450,000		9,000,000	8,662,500	9%
Total variable compensation	10,856,250		11,250,000	11,270,300	(4%)
Total direct compensation	12,356,250	[3]	12,750,000[1]	12,770,300	(3%)

1	In calendar 2019, prior to the COVID-19 pandemic, the board approved an increase to Mr. McKay’s MTI and LTI targets for 2020 by $750,000, resulting in target compensation of $12,750,000.

2	NIAT payout (60% of STI award) is based on RBC NIAT.

3	In 2020, 87% of pay at risk was deferred.

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2021 target compensation

In 2019, the human resources committee conducted a comprehensive review of Mr. McKay’s target compensation and set a 2020 target of $12,750,000. Mr. McKay’s 2021 target will remain unchanged.

CEO compensation compared to realized and realizable pay over time

The table below compares the compensation awarded to the CEO over the past five years with the value realized or realizable as of December 31, 2020. We also compare the compensation values to the value received by shareholders, which is indexed at $100 to show a meaningful comparison.

Year	Total direct compensation awarded[1] ($ millions)	Value as of December 31, 2020 ($ millions)			Period	Value of $100
		A Realized pay[2]	B Realizable pay[3]	A+B=C Current value		To CEO[4] ($)	To shareholders[5] ($)
2016	11.5	13.1	2.7	15.8	10/30/15 to 12/31/20	137	171
2017	12.4	13.1	0.2	13.3	10/31/16 to 12/31/20	107	146
2018	13.5	4.7	9.4	14.1	10/31/17 to 12/31/20	104	117
2019	12.8	4.1	7.3	11.4	10/31/18 to 12/31/20	89	119
2020	12.4	2.9	7.5	10.4	10/31/19 to 12/31/20	84	103
					Average	104	131

1	Reflects total direct compensation (salary and variable compensation) awarded at year end in respect of performance during the year.

2	Realized pay is the sum of the salary, cash incentive, payout value of share units granted during the period, dividend equivalents paid and the value of options exercised during the period.

3	Realizable pay is the sum of the current value of unvested units granted during the period and the in-the-money value of options outstanding.

4	Represents the actual value to the CEO for each $100 awarded in total direct compensation for the fiscal year indicated, as of December 31, 2020 for each period.

5	Represents the value of a $100 investment in RBC common shares made on the first day of the period indicated, assuming the dividends are reinvested.

Share ownership

Values are based on $93.16, the closing price of RBC common shares on the TSX on October 30, 2020, the last trading day of the fiscal year.

PDSUs ($)	RSUs ($)	Personal holdings		Requirement	Total holdings ($) (as a multiple of requirement)
		DSUs ($)	Shares ($)
20,229,855	–	1,757,620	3,681,750	8 x average salary	25,669,225 (17.1 x average salary)

Royal Bank of Canada	84

Executive compensation

Performance and compensation of other named executive officers

A detailed description of the results relative to financial and client objectives for the NEOs is provided on pages 76 to 78.

Rod Bolger, Chief Financial Officer

As CFO, Mr. Bolger is responsible for Finance, Investor Relations, Corporate Treasury, Taxation and Law. Together with other members of Group Executive, he is responsible for setting the overall strategic direction of RBC. In addition, Mr. Bolger chairs the RBC asset-liability committee, which oversees the economic outlook and forecast, balance sheet management, interest rate risk, liquidity risk and funding and capital targets.

2020 performance highlights

•	Supported implementation of Canadian public authority measures to reinforce financial stability and help structure cost-effective and unprecedented Bank of Canada funding programs.

•

Partnered with businesses to manage impacts of relief programs, including accounting and disclosure issues related to payment deferrals and client treatment plans, and provided daily profit and loss forecasts for market sensitive businesses.

•	Launched Limited Resource Capital Notes, first of its kind by a Canadian bank, providing access to funding from institutional investors.

2020 STI, MTI and LTI awards

The human resources committee recommended and the board approved an STI award of $520,625, an MTI award of $2,037,000 and an LTI award of $509,250 for total variable compensation of $3,066,875, which is 11% lower than 2019.

Total direct compensation

	2020 actual ($)	2020 target ($)	2019 actual ($)	YoY actual	2020 actual pay mix

Base salary	700,000	700,000	700,000	–
STI award[1]	520,625	875,000	896,000	(42%)
MTI and LTI awards
PDSUs	2,037,000	1,940,000	2,037,040	–
Stock options	509,250	485,000	509,260	–
Total	2,546,250	2,425,000	2,546,300	–
Total variable compensation	3,066,875	3,300,000	3,442,300	(11%)
Total direct compensation	3,766,875[2]	4,000,000	4,142,300	(9%)

1	NIAT payout (60% of STI award) is based on RBC NIAT.

2	In 2020, 83% of pay at risk was deferred.

Share ownership

Values are based on $93.16, the closing price of RBC common shares on the TSX on October 30, 2020, the last trading day of the fiscal year.

PDSUs ($)	RSUs ($)	Personal holdings		Requirement	Total holdings ($) (as a multiple of requirement)
		DSUs ($)	Shares ($)
5,437,307	–	–	612,894	6 x average salary	6,050,201 (8.7 x average salary)

85	Royal Bank of Canada

Executive compensation

Douglas Guzman, Group Head, RBC Wealth Management,

RBC Insurance and RBC Investor & Treasury Services

As Group Head, RBC Wealth Management, RBC Insurance, and RBC Investor & Treasury Services. Mr. Guzman leads the RBC businesses that serve the wealth management needs of affluent and high net worth clients globally (excluding the U.S.), and the teams that provide asset management and trust products. He also oversees RBC Insurance, which provides a wide range of insurance, wealth and reinsurance products and solutions to individual, business and group clients. He also leads RBC Investor & Treasury Services which provides custody, treasury and financing services for institutional clients globally.

2020 performance highlights

•	Maintained #1 market share position in Canadian mutual fund AUM and RBC iShares for ETFs, and #1 position in Creditor Insurance amongst peers in Life, Disability and Mortgage conversions.

•	Global Asset Management (GAM) published Approach to Climate Change, which included implementing climate scenario analysis across our portfolios and joining the Climate Action 100+ initiative.

•	Achieved higher Fund Finance sales in Investor & Treasury Services Europe, driven by strong brand recognition and cross-segment collaboration.

2020 STI, MTI and LTI awards

In respect of Mr. Guzman’s role as Group Head, RBC Wealth Management, RBC Insurance and RBC Investor & Treasury Services, the human resources committee recommended and the board approved an STI award of $863,450, an MTI award of $2,877,000 and an LTI award of $719,250. Mr. Guzman also participates in the Capital Markets Compensation Program, as described on pages 74 and 75 , in connection with his role as Deputy Chair, RBC Capital Markets. The human resources committee recommended and the board approved a Capital Markets bonus allocation of $1,450,000. This resulted in total variable compensation of $5,909,700, which is 7% lower than 2019.

Total direct compensation

	2020 actual ($)		2020 target ($)	2019 actual ($)	YoY actual	2020 actual pay mix

Base salary	700,000		700,000	700,000	–
STI award[1]	863,450		875,000	965,300	(11%)
MTI and LTI awards
PDSUs	2,877,000		2,740,000	2,877,040	–
Stock options	719,250		685,000	719,260	–
Total	3,596,250		3,425,000	3,596,300	–
Capital Markets bonus[2,3]	1,450,000		2,000,000	1,800,000	(19%)
Total variable compensation	5,909,700		6,300,000	6,361,600	(7%)
Total direct compensation	6,609,700	[4]	7,000,000	7,061,600	(6%)

1	NIAT payout (60% of STI award) is based on 45% business NIAT and 15% RBC NIAT.

2	40% of the discretionary bonus allocation was deferred.

3	Capital Markets bonus is determined by business and individual performance as described on page 74. Incentive awards are discretionary (maximum of $2,000,000).

4	In 2020, 71% of pay at risk was deferred.

Share ownership

Values are based on $93.16, the closing price of RBC common shares on the TSX on October 30, 2020, the last trading day of the fiscal year.

PDSUs ($)	RSUs ($)	Personal holdings		Requirement	Total holdings ($) (as a multiple of requirement)
		DSUs ($)	Shares ($)
10,981,171	–	12,522,340	457,330	6 x average salary	23,960,841 (34.2 x average salary)

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Executive compensation

Derek Neldner, Group Head and CEO, RBC Capital Markets

As Group Head and CEO of RBC Capital Markets, Mr. Neldner has global oversight of the firm and together with the Capital Markets operating committee, he sets the overall strategy for the Corporate & Investment Banking and Global Markets activities conducted by its employees worldwide.

2020 performance highlights

•	Successfully maintained #1 market share position in Canada, ranked Best Investment Bank in Canada (Euromoney) and #1 Canadian Investment Bank in the U.S. (Dealogic).

•

Provided capital to support clients through the pandemic while maintaining a disciplined approach to managing costs and risks, generating strong results in challenging market conditions and record results in our Global Markets business.

•	Financed $8.8 billion in sustainable bonds and loans as part of our commitment to sustainable financing, which was recently revised from $100 billion to $500 billion by 2025.

•	Launched global Reigniting Diversity and Inclusion Strategy, anchoring accountability with senior leaders and people managers, and reset goals to formally measure progress.

2020 STI, MTI and LTI awards

Mr. Neldner participates in the Capital Markets Compensation Program (see pages 74 to 75 for more information on this program). Individual performance is based on financial results as well as risk and strategic objectives. Mr. Neldner’s incentive awards are discretionary.

The human resources committee recommended and the board approved incentive compensation of $7,500,000, which was allocated as follows: 35% cash ($2,625,000); 52% performance deferred share units ($3,900,000); and 13% stock options ($975,000).

Total direct compensation

	2020 actual ($)	2020 actual pay mix

Base salary	700,000
Performance-based incentive awards
Annual incentives	2,625,000
PDSUs	3,900,000
Stock options	975,000
Total	7,500,000

Total direct compensation	8,200,000[1,2]

1	In 2020, 65% of pay at risk was deferred.
2	Effective November 1, 2019, Mr. Neldner was appointed Group Head and CEO, RBC Capital Markets.

Share ownership

Values are based on $93.16, the closing price of RBC common shares on the TSX on October 30, 2020, the last trading day of the fiscal year.

PDSUs ($)	RSUs ($)	Personal holdings		Requirement	Total holdings ($) (as a multiple of requirement)
		DSUs ($)	Shares ($)
–	7,041,686	1,294,906	1,202,446	2 x average salary and cash bonus	9,539,038 (2.9 x average salary and cash bonus)

87	Royal Bank of Canada

Executive compensation

Neil McLaughlin, Group Head, Personal & Commercial Banking

As Group Head, Personal & Commercial Banking, Mr. McLaughlin is responsible for developing and executing the integrated strategy for RBC banking businesses, including personal and commercial financial services, credit cards and payments, digital solutions, as well as sales and branch distribution, operations and advice centres. Personal & Commercial Banking provides a broad suite of financial products and services to individual and business clients across Canada, the U.S. and the Caribbean.

2020 performance highlights

•	Implemented measures to protect the health and safety of client and employees on site, facilitating a seamless move of employees to working remotely.

•	Awarded Retail Banker of the year, ranked #1 (up from #2 in 2019) in customer satisfaction among big five banks (J.D.Power) and won 10 of 11 Ipsos financial service excellence awards.

•	Provided exceptional client support during the pandemic by quickly pivoting to prioritize financial relief and vulnerable clients, and deployed resources to the highest need.

2020 STI, MTI and LTI awards

The board approved an STI award of $600,000, an MTI award of $2,656,500 and an LTI award of $664,125, for total variable compensation of $3,920,625, which is 4% lower than 2019. If Mr. McLaughlin had not received a target increase for fiscal year 2020, his total variable compensation would be down 11%1.

Total direct compensation

	2020 actual ($)		2020 target ($)		2019 actual ($)	YoY actual	2020 actual pay mix

Base salary	750,000		750,000		700,000	7%
STI award[2]	600,000		937,500		1,017,300	(41%)
MTI and LTI awards
PDSUs	2,656,500		2,530,000		2,457,040	8%
Stock options	664,125		632,500		614,260	8%
Total	3,320,625		3,162,500	[1]	3,071,300	8%

Total variable compensation	3,920,625		4,100,000		4,088,600	(4%)

Total direct compensation	4,670,625	[3]	4,850,000		4,788,600	(3%)

1

In calendar 2019, prior to the COVID-19 pandemic, the board approved an increase to Mr. McLaughlin’s 2020 STI target by $62,500 resulting in STI target compensation of $937,500, and MTI and LTI targets by $237,500, resulting in total MTI and LTI target compensation of $3,162,500 for 2020.

2	NIAT payout (60% of STI award) is based on 45% business NIAT and 15% RBC NIAT.

3	In 2020, 85% of pay at risk was deferred.

Share ownership

Values are based on $93.16, the closing price of RBC common shares on the TSX on October 30, 2020, the last trading day of the fiscal year.

PDSUs ($)	RSUs ($)	Personal holdings		Requirement	Total holdings ($) (as a multiple of requirement)
		DSUs ($)	Shares ($)
5,466,151	–	–	651,336	6 x average salary	6,117,487 (8.6 x average salary)

Royal Bank of Canada	88

Executive compensation

Talent management and succession planning

We take an integrated approach to talent management and succession planning using a comprehensive framework aligned to our business strategies. We also have a future-focused leadership model that outlines in clear language our expectations of leadership in today’s competitive landscape. We focus on the identification, assessment and development of executives and high-potential talent to build future-ready leaders and strengthen overall succession, ensuring we have a diverse pipeline of leaders to drive both short- and longer-term performance. The CEO and senior leaders are stewards of the enterprise talent agenda with specific performance objectives relating to talent management and succession planning, and are held accountable through their annual performance assessment.

We believe leaders learn best from meaningful and varied on-the-job experiences, and our staffing processes facilitate optimizing both business performance and individual development. Our intent is to differentiate development for high-potential talent to prepare them for broader and more complex roles, while also taking into consideration the need to build critical leadership capabilities. Clear accountability frameworks, staffing goals and a commitment to developing a robust pipeline of diverse leaders help us advance women and BIPOC talent in leadership roles.

Our philosophy of development and promotion from within strengthens our culture, supports talent retention, builds versatility and provides more options for succession. We complement this practice with selective external hiring to bring in critical skills and capabilities, close succession gaps and foster diverse thinking. We also have a formal leadership development curriculum.

The human resources committee plays a key role in supporting the board in its oversight of leadership development and succession planning. Annually, the human resources committee reviews the annual succession report, which provides a talent and succession health check including the depth and diversity of succession pools for senior leadership roles across RBC and talent and succession metrics. The human resources committee and the board also review our leadership strategy annually, which outlines the leadership priorities and progress made over the year.

Over the course of the year, the board reviews and discusses succession plans for the CEO, Group Executive and oversight function heads, including an in-depth discussion of contingency as well as short-, medium- and long-term succession plans for these roles and specific plans to address gaps. As part of this process, the CEO discusses the strengths and areas for development of key succession candidates, their development progress over the prior year and their future development plans. The board reviews and discusses possible scenarios for succession over various time horizons and development options such as job rotations and expanded mandates to further develop and assess potential successors. The board takes a systematic approach to meeting and getting to know succession candidates, including earlier-in-career high-potential talent. Talent strategies are also integrated into business strategies, which the board, with support from the human resources committee, reviews regularly throughout the year.

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Executive compensation

Executive compensation alignment with shareholder returns

The following chart compares the cumulative TSR of $100 invested in shares (assuming the dividends are reinvested) from October 31, 2015 to October 31, 2020 with the cumulative total return of the S&P/TSX Composite Banks Index and the S&P/TSX Composite Index over the same time period. Total compensation represents the approved aggregate compensation for the NEOs as reported in each year’s management proxy circular.

Total shareholder return on $100 investment and NEO compensation trend

5-year total shareholder return on $100 investment	2015	2016	2017	2018	2019	2020
Royal Bank of Canada ($)	100	117	146	144	166	152
S&P/TSX Composite Banks Index ($)	100	117	144	142	157	135
S&P/TSX Composite Index ($)	100	113	126	121	137	134
NEO compensation
NEO total compensation ($ millions)[1]	39.1	40.8	40.7	41.6	39.5	37.1

1

Total compensation represents the approved aggregate compensation for the NEOs as reported in each year’s management proxy circular. The figure for 2020 includes the total compensation for Mr. McKay, Mr. Bolger, Mr. Guzman, Mr. Neldner and Mr. McLaughlin.

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Executive compensation

Cost of management ratio

We use cost of management ratios to show how corporate performance compares to compensation awarded to NEOs. The following chart shows the link between RBC performance (as a percentage of RBC net income) and total compensation for the CEO and other NEOs, as reported in the summary compensation table for the five-year period that ended October 31, 2020.

NEO total compensation as a % of net income

NEO compensation	2016	2017	2018	2019	2020
NEO total compensation ($ millions)[1]	40.8	40.7	41.6	39.5	37.1

1

Total compensation represents the approved aggregate compensation for the NEOs as reported in each year’s management proxy circular. The figure for 2020 includes the total compensation for Mr. McKay, Mr. Bolger, Mr. Guzman, Mr. Neldner and Mr. McLaughlin.

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Executive compensation

Executive compensation tables

Summary compensation table

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)
D. McKay President and Chief Executive Officer	2020	1,500,000	7,560,000	1,890,000
	2019	1,500,000	6,930,000	1,732,500
	2018	1,500,000	7,095,040	1,773,760
R. Bolger	2020	700,000	2,037,000	509,250
Chief Financial Officer	2019	700,000	2,037,040	509,260
	2018	700,000	1,913,520	478,380
D. Guzman Group Head, RBC Wealth Management, RBC Insurance and RBC Investor & Treasury Services	2020	700,000	3,457,000	719,250
	2019	700,000	3,597,040	719,260
	2018	700,000	3,745,520	736,380

D. Neldner Group Head and CEO, RBC Capital Markets	2020	700,000	3,900,000	975,000
	2019	450,000	3,200,000	–
	2018	450,000	3,525,000	–
N. McLaughlin Group Head, Personal & Commercial Banking	2020	741,986	2,656,500	664,125
	2019	700,000	2,457,040	614,260
	2018	700,000	1,999,520	499,880

The salaries shown may differ from other compensation tables as the figures above represent salaries received in the fiscal year and other tables may include the annual base salary for the calendar year. All information in this section is for the fiscal years ended October 31st of 2018, 2019, and 2020, unless otherwise noted, and complies with the requirements of the Canadian Securities Administrators.

Share-based awards

The 2020 amounts for each NEO represent the grant date fair value of performance deferred share units awarded on December 14, 2020 under the PDSU Program. The grant date fair value of each unit granted to each NEO was $106.12, based on the average closing price of RBC common shares on the TSX for the five trading days immediately preceding the grant date. The 2019 and 2018 amounts for each NEO represent the grant date fair value of performance deferred share units awarded.

For 2020, Mr. Guzman received incentive compensation of $1,450,000, comprised of a cash award of $870,000 and a performance deferred share unit award granted under the PDSU Program of $580,000 in recognition of his contributions to RBC Capital Markets. For 2019, he received $1,800,000, comprised of a cash award of $1,080,000 and a PDSU award of $720,000. For 2018, he received $2,000,000, comprised of a cash award of $1,200,000 and a PDSU award of $800,000.

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Executive compensation

Non-equity annual incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
1,406,250	1,080,000	44,877	13,481,127
2,607,800	877,000	46,603	13,693,903
3,175,300	901,000	44,877	14,489,977
520,625	213,000	20,942	4,000,817
896,000	161,000	21,748	4,325,048
1,116,700	170,000	20,367	4,398,967
1,733,450	6,500	4,500	6,620,700
2,045,300	6,500	4,500	7,072,600
2,302,000	6,500	4,500	7,494,900

2,625,000	6,500	4,500	8,211,000
2,800,000	6,500	4,500	6,461,000
2,975,000	6,500	4,500	6,961,000
600,000	139,000	22,208	4,823,819
1,017,300	102,000	21,748	4,912,348
1,160,000	109,000	20,942	4,489,342

Option-based awards

The amounts for each NEO represent awards made under the Stock Option Plan. RBC uses the Black-Scholes model to value stock option awards for compensation purposes. For 2020, the compensation value was 11.9% of the grant price ($105.995); for 2019, the compensation value was 13.2% of the grant price ($104.701); and for 2018, the compensation value was 13.8% of the grant price ($96.548).

The following assumptions informed the Black-Scholes compensation value of option awards:

Fiscal year	Term	Risk-free rate	Dividend yield	Volatility
2020	10 years	0.7%	4.1%	20.5%[1]

2019	10 years	1.6%	4.0%	21.7%[1]

2018	10 years	2.5%	4.1%	21.3%

1	Reflects the average ten-year daily share price volatility for the last five years.

In 2020 and 2019, the Black-Scholes value was calculated incorporating a five-year rolling average in addition to the ten-year daily share price volatility calculation to generate a compensation value that is consistent with historical levels.

The Black-Scholes compensation value of stock options differs from the accounting fair value disclosed in our 2020 annual consolidated financial statements. Under International Financial Reporting Standard 2, Share-based Payment (IFRS 2), options must be treated as an expense using the fair value method of accounting. The accounting fair value of each award is determined as of the grant date and is amortized over the relevant vesting period. While the Black-Scholes model is also used to calculate the accounting fair value, the assumptions used in the accounting fair value calculation are based on an expected term of six years, rather than the full option term of ten years. This is consistent with IFRS 2 and reflects forfeitures as well as the historical exercise pattern of RBC executives. The accounting fair value for 2020 was 4.4% of the grant price, 2019 was 5.8% of the grant price, and 6.0% of the grant price for 2018. As the compensation fair value is greater, we awarded fewer options than if we had used the accounting fair value to determine the option awards.

93	Royal Bank of Canada

Executive compensation

Non-equity annual incentive plan compensation

The total STI award for each NEO includes cash or deferred share units. Executives who voluntarily chose to receive their 2020 annual STI award in DSUs received DSUs based on the average closing price of RBC common shares on the TSX for the first five trading days in the open trading window in December, which was $106.120.

Pension value

Pension value represents compensatory change. See pages 97 to 98 for more information on pension benefits for the NEOs.

All other compensation

These amounts represent the RBC contribution under the Royal Employee Savings and Share Ownership Plan (RESSOP) or RBC Dominion Securities Savings Plan (DSSP). The NEOs participate in the employee share ownership plans on the same basis as other employees. See page 98 for more information about these plans.

Incentive plan awards

Outstanding share-based and option-based awards

In the following table, option-based awards include all unexercised stock options outstanding as of October 31, 2020. The value of unexercised in-the-money options as of October 31, 2020 is the difference between the exercise price of the options and $93.16, the closing price of RBC common shares on the TSX on October 30, 2020, the last trading day of the fiscal year.

Share-based awards refer to unvested share units previously awarded through the PDSU Program and DSU Program as of October 31, 2020. The value of unvested units awarded under the PDSU Program assumes that there is no performance adjustment for relative TSR performance and that the three-year average ROE is above the applicable performance threshold. For each NEO, the value of unvested units is based on a share price of $93.16, the closing price of RBC common shares on the TSX on October 30, 2020, the last trading day of the fiscal year. See pages 72 to 75, for more information about these awards.

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Executive compensation

	Option-based awards						Share-based awards

Name	Grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Value of options exercised[1] ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
D. McKay[2]	16-Dec-2009	–	55.041	16-Dec-2019	–	444,405
	15-Dec-2010	7,515	52.595	15-Dec-2020	304,846	3,134,783
	14-Dec-2011	58,542	48.933	14-Dec-2021	2,589,137
	11-Dec-2012	44,852	58.648	11-Dec-2022	1,547,932
	17-Dec-2013	45,438	69.170	17-Dec-2023	1,090,058
	15-Dec-2014	74,852	78.587	15-Dec-2024	1,090,818
	14-Dec-2015	162,428	74.392	14-Dec-2025	3,048,449
	12-Dec-2016	184,714	90.230	12-Dec-2026	541,212
	11-Dec-2017	91,288	102.333	11-Dec-2027	–
	10-Dec-2018	133,130	96.548	10-Dec-2028	–
	16-Dec-2019	125,168	104.701	16-Dec-2029	–
							217,152	20,229,855
Total		927,927			10,212,452	3,579,188	217,152	20,229,855	–
R. Bolger	14-Dec-2011	10,644	48.933	14-Dec-2021	470,752
	11-Dec-2012	11,862	58.648	11-Dec-2022	409,381
	17-Dec-2013	11,360	69.170	17-Dec-2023	272,526
	15-Dec-2014	12,352	78.587	15-Dec-2024	180,006
	14-Dec-2015	21,844	74.392	14-Dec-2025	409,968
	12-Dec-2016	24,014	90.230	12-Dec-2026	70,361
	11-Dec-2017	22,156	102.333	11-Dec-2027	–
	10-Dec-2018	35,906	96.548	10-Dec-2028	–
	16-Dec-2019	36,794	104.701	16-Dec-2029	–
							58,365	5,437,307
Total		186,932			1,812,994	–	58,365	5,437,307	–
D. Guzman	12-Dec-2016	84,354	90.230	12-Dec-2026	247,157
	11-Dec-2017	41,674	102.333	11-Dec-2027	–
	10-Dec-2018	55,270	96.548	10-Dec-2028	–
	16-Dec-2019	51,964	104.701	16-Dec-2029	–
							117,874	10,981,171
Total		233,262			247,157	–	117,874	10,981,171	–
D. Neldner
							43,422	4,045,147	2,996,539
Total		–			–	–	43,422	4,045,147	2,996,539
N. McLaughlin	14-Dec-2015	10,082	74.392	14-Dec-2025	189,219
	12-Dec-2016	14,778	90.230	12-Dec-2026	43,300
	11-Dec-2017	15,800	102.333	11-Dec-2027	–
	10-Dec-2018	37,520	96.548	10-Dec-2028	–
	16-Dec-2019	44,380	104.701	16-Dec-2029	–
							58,675	5,466,151
Total		122,560			232,519	–	58,675	5,466,151	–

1	The value of options exercised is the benefit from the exercise of options granted in previous years before deductions for taxes and commissions.

2	Mr. McKay’s options were exercised as part of the automatic exercise of options program and were due to expire in December 2019 and December 2020.

95	Royal Bank of Canada

Executive compensation

Incentive plan awards – value vested or earned during the year

The table below includes the portion of option-based awards and any share-based awards under the PDSU Program that vested in the fiscal year ended October 31, 2020. It also includes the STI or annual bonus that was awarded for the 2020 fiscal year and paid in December 2020, received by the NEO in cash or deferred share units.

Name	Option-based awards – value vested during the year[1] ($)	Share-based awards – value vested during the year[2] ($)	Non-equity incentive plan compensation – value earned during the year ($)

D. McKay	3,719,623	9,077,584	1,406,250

R. Bolger	494,648	1,180,086	520,625

D. Guzman	569,390	5,355,775	1,733,450

D. Neldner	–	3,394,338	2,625,000

N. McLaughlin	253,240	726,207	600,000

1	For the options granted on:
•	December 14, 2015 at an exercise price of $74.39, 50% of options vested on December 14, 2019 at a fair market value of $104.84, the previous trading day’s closing share price, and
•	December 12, 2016 at an exercise price of $90.23, 50% of options vested on December 12, 2019 at a fair market value of $103.73, the previous trading day’s closing share price.

2

For Mr. McKay, Mr. Bolger, Mr. Guzman and Mr. McLaughlin, the amounts reflect values received from awards under the PDSU Program. The awards vested on December 12, 2019 and were paid out in cash based on a share price of $104.38, which represents the average price of RBC common shares on the TSX for the five trading days immediately preceding December 12, 2019. At the time of vesting, the performance component of the awards paid out at 115% to reflect the RBC TSR relative to the global performance peer group as described on pages 67 to 68. For Mr. Neldner, the amount reflects values received from awards under the Capital Markets Compensation Program. The awards vested on October 31, 2019 and were paid out in cash in December 2019 based on a share price of $106.06, which represents the average price of shares on the TSX for the five trading days immediately preceding October 31, 2019.

Securities authorized for issuance under equity compensation plans

The following table shows the equity securities authorized for issuance from treasury under compensation plans as of October 31, 2020, as approved by shareholders. Our equity compensation plans do not permit the issuance of shares that shareholders have not previously approved. The numbers shown in the table relate to the Stock Option Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options (a) (#)	Weighted-average exercise price of outstanding options (b) ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (#)

Equity compensation plans approved by security holders	6,194,985[1]	89.46	7,081,857

Equity compensation plans not approved by security holders	–	–	–

Total	6,194,985	89.46	7,081,857

1

Stock options assumed in connection with the acquisition of City National Bank are not included in this table; the number of these outstanding options as of October 31, 2020 is 778,394. The weighted average exercise price of City National Bank stock options outstanding is $58.65. Similarly, stock awards assumed in connection with this acquisition are not included in this table; the number of these outstanding awards as of October 31, 2020 is 761,719. The number of these options and awards is equal to the number of RBC common shares to be issued upon exercise or payment.

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Executive compensation

Stock Option Plan

The maximum number of shares that may be issued to executives, as designated by the human resources committee under the Stock Option Plan, may not exceed 112 million shares (representing 7.87% of issued and outstanding common shares as of October 31, 2020). As described in the table below, as of October 31, 2020, outstanding stock options represented 0.4% of shares outstanding. Shares issuable under options that expire, terminate or are cancelled without having been exercised are available for subsequent grants of options under the plan. The exercise price of options is determined as the higher of the volume-weighted average of the trading price per share of a board lot of RBC common shares traded on the TSX: (i) on the day preceding the date of grant, and (ii) for the five consecutive trading days immediately preceding the date of grant.

Option grants may include stock appreciation rights (SARs). The exercise of a SAR entitles the participant to a cash payment equal to the number of shares covered by the SAR, multiplied by the amount by which the closing price on the TSX on the day prior to exercise exceeds the exercise price of the corresponding option. Upon the exercise of an option, the corresponding SAR is cancelled and vice versa. There are no SARs outstanding as of October 31, 2020.

Unvested stock options are forfeited if the participant’s employment is terminated, other than for retirement (as outlined on pages 99 to 100), disability or death. In the event of disability, options continue to vest and must be exercised within ten years1 from the grant date. Upon death, options vest immediately and may be transferred by will or pursuant to laws of succession. The participant’s legal successor must exercise the options within 24 months after the date of death or within ten years from the grant date, whichever is earlier. See pages 99 to 100 for details on when a participant’s options terminate in circumstances other than disability or death.

The Stock Option Plan authorizes the board to make certain plan amendments without shareholder approval, including administrative changes, termination of the plan, changes to vesting provisions and amendments to comply with changes to laws and regulations or accounting requirements. Shareholders approved this amendment procedure at the 2007 annual meeting. We did not make any amendments in the Stock Option Plan in 2020. For more information on the Stock Option Plan, see page 72.

The table below provides additional information on the Stock Option Plan for the past three years.

	Number of options as of October 31, 2020	Stock options as a % of weighted average outstanding common shares for the applicable fiscal year
		Target	2020	2019	2018

Overhang (options outstanding and available to grant)	13,276,842	< 10%	0.9%	1.0%	1.0%

Dilution (current outstanding options)	6,194,985	< 5%	0.4%	0.4%	0.4%

Burn rate (the number of options issued each year)	1,089,229	< 1%	0.08%	0.08%	0.05%

1

During 2019, the board amended the provision in the Stock Option Plan relating to expiry following retirement and disability, as permitted by its terms. Options granted after December 2019 expire ten years from the grant date. Options granted prior to December 2019 expire ten years from the grant date or 60 months following the date of retirement or disability, whichever is earlier.

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Executive compensation

Pension plan and other benefits

Defined benefit pension plan

Mr. McKay, Mr. Bolger and Mr. McLaughlin participate in the RBC Canadian Defined Benefit (DB) pension plan on the same basis as other employees.

The normal retirement age under the plan is 65, although early retirement benefits are available from age 55. Benefits are reduced for early retirement unless the member retires with 35 years of pensionable service.

Under the RBC Canadian DB pension plan, retirement income is determined using a formula that takes into account pensionable earnings and pensionable service. We define pensionable earnings as base salary and annual incentive awards during the best 60 consecutive months, capped at $175,000 per year.

Supplemental pension benefits

In addition to the RBC Canadian DB pension plan, Mr. McKay, Mr. Bolger and Mr. McLaughlin receive supplemental pension benefits as defined under their individual executive pension arrangements. The supplemental pension benefits are capped for all NEOs. The supplemental pension benefits vest when the executive retires from RBC and payments are subject to non-competition provisions.

The key provisions of the individual executive pension arrangements are as follows.

CEO pension plan arrangement

Mr. McKay’s individual executive pension arrangement provides for an annual pension of $700,000 at age 55, increasing by $110,000 for each additional year of service after age 55 and capped at a maximum annual pension of $1,250,000 at age 60 or later, inclusive of benefits payable from the RBC Canadian DB pension plan. Increases to Mr. McKay’s salary do not increase Mr. McKay’s pension benefits.

Other named executive officers

The pension arrangements for Mr. Bolger and Mr. McLaughlin provide for an annual pension of $125,000 at age 55, increasing by $30,000 for each additional year of service from age 55 to 60, and by $15,000 for each additional year of service from age 60 to 65; to a maximum annual pension of $350,000 at age 65, inclusive of benefits payable from all RBC pension plans. Increases to Mr. Bolger’s and Mr. McLaughlin’s salaries do not increase their pension benefits.

The table below shows the pension benefits the NEOs are entitled to receive under their individual executive pension arrangements, which include benefits payable from RBC pension plans:

Name	Number of years of credited service (#)	Annual pension benefits payable ($)		Opening present value of defined benefit obligation ($)	Compensatory change[2] ($)	Non- compensatory change[3] ($)	Closing present value of defined benefit obligation ($)
		At year end[1]	At age 65
D. McKay	16.9	911,000	1,250,000	17,631,000	1,080,000	1,567,000	20,278,000
R. Bolger	5.5	97,000	350,000	1,011,000	213,000	135,000	1,359,000
N. McLaughlin	5.8	74,000	350,000	908,000	139,000	124,000	1,171,000

1	Annual pension benefits payable are benefits that have accrued, but in some cases, may not be fully vested.

2

Compensatory changes are the values of the projected pension earned from November 1, 2019 to October 31, 2020. The amounts shown are consistent with the disclosure in Note 17 of our 2020 annual consolidated financial statements for the year ended October 31, 2020.

3

Non-compensatory changes include interest on obligations at the beginning of the year, gains and losses due to differences in actual experience compared to actuarial assumptions (other than those reflected in compensatory changes), employee contributions, and changes in actuarial assumptions, such as movements in the discount rate.

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Executive compensation

The table below shows the years of credited service under the individual executive pension arrangements and the years of RBC service as of October 31, 2020.

Name	Years of credited service (#)	Years of RBC service (#)
D. McKay	16.9	32.6
R. Bolger	5.5	9.6
N. McLaughlin	5.8	22.5

Defined contribution pension plans

Mr. Guzman and Mr. Neldner participate in the RBC Canadian Defined Contribution (DC) pension plan on the same basis as other employees. Participants may choose to contribute from 0% to 8% of their earnings, to an annual maximum ($21,330 in 2020). RBC provides required and matching contributions to a maximum of $6,500 per year.

The table below shows the account balances for NEOs participating in a DC pension plan.

Name	Accumulated value at start of year ($)	Compensatory ($)[1]	Accumulated value as of October 31, 2020 ($)
D. Guzman	752,004	6,500	958,274
D. Neldner	480,606	6,500	497,493

1	Compensatory change represents the employer contribution to a DC pension plan on behalf of the NEOs.

Other benefits

Executives participate in RBC benefits programs on the same basis as other employees. The benefits programs include healthcare coverage, life and accident insurance and disability coverage. The benefits programs are comparable to the programs provided by companies in our core compensation comparator group.

In Canada, RBC executives can participate in the RESSOP and executives in Capital Markets can participate in the DSSP, on the same basis as other employees in Canada. RBC provides a 50% matching contribution invested in shares up to a maximum of 3% of eligible earnings. RBC caps its matching contribution at $4,500 annually for DSSP members. RBC executives also receive perquisites as part of their executive compensation program. Executive perquisites vary by position and are comparable to those provided by companies in our core compensation comparator group.

99	Royal Bank of Canada

Executive compensation

Employment contracts, termination and change of control

Employment contracts

RBC does not have employment contracts with any of the NEOs; however, we have standard compensation policies that govern termination or change of control situations.

Termination

We design our severance plans and policies to expedite the transition to alternative employment, comply with relevant legal requirements and reflect market practices. As required by Canadian law, we base our severance calculations for our Canadian employees on service, age and position. Bonuses or short-term incentive payments for the severance period are calculated with reference to relevant individual and business performance factors.

If a NEO is terminated for cause, we will not pay severance and, at the discretion of the board, they will forfeit their:

•	bonus payments under the STI Program

•	units previously awarded and unvested under the PDSU Program

•	unvested options under the Stock Option Plan, and

•	other annual bonus awards.

Change of control

We have a change of control policy that covers the NEOs and certain other senior executives. It is designed to ensure that key members of management remain in their role for the benefit of shareholders in the event RBC is involved in a major transaction, including:

•	an entity or individual becomes the beneficial owner of 20% or more of the voting shares of Royal Bank of Canada

•	a change of more than 50% of the members of the bank’s board of directors

•	a merger or consolidation with another entity that would result in voting shares of the bank representing less than 60% of the combined voting power following the merger or consolidation, or

•	a sale or disposition of 50% or more of the net book value of RBC assets.

Benefits associated with the equity incentive programs are subject to a “double trigger”, which means the executive can accelerate the vesting period of any outstanding equity incentive awards only if they are terminated without cause within 24 months of the change of control.

Forfeiture and Clawback Policy

We maintain a policy on compensation forfeiture and clawback, which is applicable in the event of fraud, misconduct or financial restatement. See page 64 for more information.

Royal Bank of Canada	100

Executive compensation

Termination and change of control benefits

Compensation elements	Retirement	Termination with cause/resignation	Termination without cause	Termination without cause following a change of control
Base salary	Ends as of the retirement date	Ends as of the termination or resignation date	Paid out over the severance period as salary continuation or as a lump sum payment (up to 24 months’ base salary based on service, age and position)	Lump sum payment equivalent to up to 24 months’ base salary
Annual short-term incentive and annual cash bonus	Receive pro-rated payment based on the proportion of the fiscal year completed as of the retirement date; paid at the end of the year	Eligibility ends as of the termination or resignation date and no payment is made	Paid in a lump sum at the end of each year of the severance period	Lump sum payment equivalent to up to 24 months’ short-term incentive/annual cash bonus
Deferred share units	Must be redeemed on or before December 15 of the calendar year following the year of retirement	Must be redeemed within 60 days of the termination or resignation date	Must be redeemed within 60 days of the end of the severance period	Must be redeemed within 60 days of the end of the severance period
PDSU awards	Continue to vest, subject to non-competition provisions	All units are forfeited as of the termination or resignation date	Unvested units will continue to vest in accordance with the original grant terms	All unvested awards vest immediately upon termination
Stock options	Continue to vest, subject to non-competition provisions; must be exercised within 10 years from the grant date[1]	Unvested options are forfeited as of the termination or resignation date; vested options must be exercised within 90 days of the termination or resignation date	Continue to vest to the end of the severance period; all unvested options are forfeited thereafter; vested options must be exercised within 90 days of the end of the severance period[2]	Vest immediately upon termination and must be exercised within 90 days of the termination date
Benefits	Eligible for retiree benefits	Eligibility ends as of the termination or resignation date	Pension credits and benefits continue during salary continuance period	Pension credits and benefits continue during the severance period
Perquisites	End as of the retirement date	End as of the termination or resignation date	Continue during the severance period	Continue during the severance period

1	As described on page 96, options granted prior to December 2019 expire 10 years from the grant date or 60 months following the date of retirement, whichever is earlier.

2

In the event of termination without cause occurring on or after the date the respective executive officer has become eligible for retirement, any stock options will continue to vest, subject to non-competition provisions, in accordance with the retirement provisions of the Stock Option Plan.

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Executive compensation

Potential payments to named executive officers upon termination or change of control

The table below shows the value of the estimated incremental payments or benefits that would accrue to each NEO on termination of their employment following retirement, termination with cause, resignation, termination without cause or termination without cause following a change of control, assuming their employment was terminated on October 31, 2020.

The value of equity-based compensation consists of awards previously granted and disclosed. For the purpose of valuing equity-based awards, we used a price of $93.16, which is the closing price of RBC common shares on the TSX on October 30, 2020, the last trading day of the fiscal year.

Event	D. McKay ($)	R. Bolger ($)	D. Guzman ($)	D. Neldner ($)	N. McLaughlin ($)
Retirement	–	–	–	–	–
Termination with cause/resignation[1]	–	–	–	–	–
Termination without cause
Severance	8,892,067	2,536,200	5,858,000	6,850,000	3,471,533
Equity-based compensation	–	–	–	–	–
Value of incremental pension benefits[2]	4,427,000	69,000	13,000	13,000	90,000
All other compensation[3]	193,112	108,481	112,112	111,082	146,612
Termination without cause following a change of control
Severance	8,892,067	2,536,200	5,858,000	6,850,000	3,471,533
Equity-based compensation	20,500,461	5,472,487	11,104,750	4,045,147	5,487,801
Value of incremental pension benefits[2]	4,427,000	69,000	13,000	13,000	90,000
All other compensation[3]	193,112	108,481	112,112	111,082	146,612

1

In the event of termination by RBC for reason of misconduct, gross negligence or willful breach of obligations, no benefits shall be payable from the individual executive pension arrangements for Mr. McKay, Mr. Bolger and Mr. McLaughlin.

2

For Mr. McKay, Mr. Bolger and Mr. McLaughlin, the values shown represent the present value as at October 31, 2020 of the incremental pension benefits to which they would have been entitled had their employment terminated for the noted reason. The values shown reflect two years of additional service in the RBC Canadian DB pension plan and their individual executive pension arrangements (except for Mr. Bolger, who would be entitled to 18 months of additional service in the RBC Canadian DB pension plan). Mr. Bolger and Mr. McLaughlin would not have attained age 55 by the end of their salary continuance period, so they would not be entitled to any pension benefits from their individual executive pension arrangements as these benefits are only payable upon retirement/termination from RBC over the age of 55. The incremental annual pension benefits payable for Mr. McKay, Mr. Bolger and Mr. McLaughlin would be $220,000, $5,000 and $7,000, respectively. The values shown have been determined using the same actuarial assumptions used for determining the October 31, 2020 year-end pension plan liabilities, which are disclosed in RBC financial statements, with the exception that pension benefits are assumed to commence at the end of the salary continuance period, subject to a reduction in pension for early commencement, as applicable. Payment of pension benefits from the individual executive pension arrangements is subject to compliance with non-competition provisions. For Mr. Neldner and Mr. Guzman, the values shown represent the additional RBC contributions to the DC pension plan that would be payable during the salary continuance period.

3	All other compensation includes the RBC cost of benefits, RBC contributions under RESSOP and DSSP and perquisites that continue during the salary continuance period.

Royal Bank of Canada	102

Executive compensation

Additional disclosure under FSB and Basel Committee on

Banking Supervision requirements

The aggregate quantitative information on compensation disclosed on pages 102 and 103 is in accordance with Implementation Standard 15 of the FSB Principles and Standards and the Basel Committee on Banking Supervision’s Pillar III disclosure requirements.

The compensation discussion and analysis also complies with various compensation disclosure requirements in the Prudential Sourcebook for Banks, Building Societies and Investment Firms, as required by the relevant U.K. regulator. Additional disclosures under those requirements will be made separately.

We have established criteria for the identification of MRTs whose roles and activities may have a material impact on the RBC risk profile, as described on page 64. For the purpose of the tables below, “senior officers” include the CEO and members of Group Executive. “Other MRTs” include Executive Vice-Presidents and Senior Vice-Presidents, or equivalent, and senior business leaders in Capital Markets.

In keeping with the FSB Principles and Standards and our compensation principles, a significant portion of variable compensation for senior officers and other MRTs must be deferred over a number of years (at least 70% for the CEO, at least 65% for members of Group Executive and at least 40% for other MRTs).

All dollar values in the tables below are in Canadian dollars. We have converted amounts denominated in foreign currencies to Canadian dollars using the Bank of Canada’s foreign exchange rate on the last trading day of each fiscal year.

Fixed and variable compensation paid

($ millions)	2020		2019
	Senior officers	Other MRTs	Senior officers	Other MRTs
Number of employees	10	205	10	198
Fixed compensation
Cash-based	$ 8	$ 96	$ 7	$ 94
Variable compensation[1]
Cash-based (non-deferred)[2]	$ 9	$207	$13	$166
Cash-based (deferred)	–	$ 3	–	$ 3
Shares and share-linked instruments (non-deferred)	–	$ 6	–	$ 6
Shares and share-linked instruments (deferred)	$35	$189	$33	$156

1	2020 and 2019 variable compensation excludes guaranteed awards paid in the fiscal year, noted in the table entitled Other compensation paid.

2	Includes the value of short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the DSU Program.

Other compensation paid

($ millions)	2020				2019
	Senior officers		Other MRTs		Senior officers		Other MRTs
	Number of employees	Amount	Number of employees	Amount	Number of employees	Amount	Number of employees	Amount
Sign-on awards	–	–	3	$2	–	–	4	$11
Guaranteed awards	–	–	1	$1	–	–	–	–
Severances[1]	–	–	3	$3	–	–	11	$12

1

The information includes the number of senior officers and MRTs who received severance awards, the aggregate amount of these awards, as well as the highest single severance award. In 2020, the highest single severance award was $1.3 million.

103	Royal Bank of Canada

Executive compensation

Deferred compensation1

($ millions)	2020[2,4]		2019[3,4]
	Senior officers	Other MRTs	Senior officers	Other MRTs
Outstanding
Vested	$17	$175	$ 38	$204
Unvested	$61	$317	$107	$388
Fiscal year payouts	$25	$194	$ 42	$213

1	Excludes short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the DSU Program.

2

For 2020, the vesting status of awards is as of October 31, 2020. Values for deferred compensation in Canadian dollars are based on $93.16, the closing price of RBC common shares on the TSX on October 30, 2020, the last trading day of the fiscal year. U.S. deferred compensation is based on US$69.99, the closing price of RBC common shares on the NYSE on October 30, 2020.

3

For 2019 the vesting status of awards is as of October 31, 2019. Values for deferred compensation in Canadian dollars are based on $106.24, the closing price of RBC common shares on the TSX on October 31, 2019, the last trading day of the fiscal year. U.S. deferred compensation is based on US$80.66, the closing price of RBC common shares on the NYSE on October 31, 2019.

4

Outstanding values for 2020 and 2019 include cash-based deferred compensation in the amounts of $21 million and $23 million, respectively; amounts otherwise reflect deferred compensation granted in shares and share-linked instruments. There was no cash-based deferred compensation outstanding for senior officers in 2020 or 2019.

Variable compensation and outstanding deferred compensation are subject to explicit and implicit ex-post adjustments, as noted in the Alignment of compensation with risk and performance outcomes section on page 63. RBC did not make any explicit or implicit ex-post adjustments to reduce previously granted deferred compensation awards that vested and were paid to plan participants during fiscal 2020.

Indebtedness of directors and executive officers

In the course of our business, loans are granted to directors, executive officers and other employees on terms normally accorded to other clients of comparable creditworthiness. The following table shows the aggregate outstanding indebtedness to RBC or its subsidiaries incurred by current and former directors, executive officers and employees of RBC and its subsidiaries as of January 11, 2021. This amount excludes routine indebtedness as defined below1.

Purpose	To RBC ($)	To another entity ($)

Share purchases	–	–

Other	1,442,245	–

1	Routine indebtedness includes:
a.

loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer or proposed nominee together with his or her associates

b.	loans to full-time employees, fully secured against their residence and not exceeding their annual salary
c.

loans, other than to full-time employees, on substantially the same terms (including those as to interest and security rate) available to other clients with comparable credit and involving no more than the usual risk of collectability, and

d.	loans for purchases on usual trade terms or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

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Executive compensation

The following table shows the indebtedness of each individual who is or was, at any time during fiscal 2020, a director or executive officer, of each director nominee, and of each associate of any such director, executive officer or director nominee. These loans exclude loans repaid in full and routine indebtedness.

Name and principal position	Involvement of RBC	Largest amount outstanding during fiscal 2020 ($)		Amount outstanding as of January 11, 2021 ($)		Financially assisted securities purchases during fiscal 2020 (#)	Amount forgiven during fiscal 2020 ($)
Securities purchase programs		–		–		–	–
Other programs
M. Dobbins
RBC Group Head, RBC Ventures & Corporate Development	Lender	1,452,977	[1]	1,442,245	[1]	–	–

1	Residential mortgage loan secured on the borrower’s residence granted at the applicable best customer interest rate in accordance with the RBC residential mortgage lending program.

105	Royal Bank of Canada

Additional items

Additional items

Directors’ and officers’ liability insurance

RBC has purchased, at its expense, directors’ and officers’ liability insurance, which provides protection for directors and officers against liability incurred by them in their capacities as directors and officers of RBC and its subsidiaries. For the 12 months ending May 31, 2021, this insurance has a dedicated policy limit of $500 million for each claim and as an aggregate, together with an additional $150 million for RBC directors only. There is no deductible for this coverage. The insurance applies in circumstances where RBC is unable to indemnify its directors and officers for their acts or omissions. Premiums paid by RBC relating to directors’ and officers’ liability insurance are approximately $2.3 million per annum.

Additional resources

You can receive a printed copy of this circular and our 2020 annual report as well as any of the following governance documents free of charge from the secretary or view them online at rbc.com:

•	RBC Code of Conduct

•	Mandates of the board, committees, board and committee chairs and CEO

•	Director Independence Policy

•	Statement of Corporate Governance Practices

•	Proxy Access Policy

•	ESG Performance Report and Public Accountability Statement

•	Summaries of significant differences between our governance practices and the New York Stock Exchange corporate governance listing standards

Directors’ approval

The board of directors has approved the content and sending of this circular.

February 9, 2021

Karen McCarthy

Senior Vice-President, Associate General Counsel and Secretary

Royal Bank of Canada	106

Shareholder proposals

Schedule A: Shareholder proposals

The following 4 shareholder proposals have been submitted for consideration at the annual meeting of common shareholders. These proposals and their supporting statements represent the views of the shareholder submitting them. They are set out below (unedited, in italics) together with the board responses as required by the Bank Act.

Patricia McMaster of 191 Chaplin Cres, Toronto, ON M5P 1B1 and Paul Sharkey, of 703-200 Lansdowne Avenue, Westmount, QC H3Z 3E1, represented by SumOfUs, have jointly submitted the following proposal.

PROPOSAL NO. 1:

Resolved: Shareholders request that The Royal Bank of Canada (“RBC” or the “Company”) adopt company-wide, quantitative, time-bound targets for reducing greenhouse gas (GHG) emissions associated with the Company’s underwriting and lending activities and issue an annual report, at reasonable cost and omitting proprietary information, discussing its plans and progress towards achieving these targets.

Supporting Statement:

In the CEO message introducing RBC’s Climate Blueprint report, CEO Dave McCay (sic) says: “Climate change is one of the most pressing issues of our age – and the financial system needs to be leading efforts to support clean economic growth and the transition to the low-carbon economy.” Climate change is also highlighted as a “pressing issue” in the Company’s annual report.

RBC has responded by announcing a financing target of C$100 billion in sustainable financing by 2025 and has committed to reporting in line with the recommendations of the Task Force on Climate-related Financial Disclosures. Yet these steps do not address the much greater risks arising from exposure to high carbon projects in its lending portfolio and underwriting.

In a recent report that ranked banks on their exposure to carbon intensive industries, RBC ranked 5th globally and first in Canada. RBC ranked 6th globally and second in Canada among companies financing the top 100 companies expanding fossil fuels.

The Intergovernmental Panel on Climate Change recently underscored the harm of climate change, announcing that “rapid, far-reaching” changes are necessary to avoid disastrous levels of global warming; net emissions of carbon dioxide must fall 45 percent by 2030, reaching “net zero” by 2050.

Recently a U.S. government entity, the Commodity Futures Trading Commission, issued a report that concludes: “U.S. financial regulators must recognize that climate change poses serious emerging risks to the U.S. financial system, and they should move urgently and decisively to measure, understand, and address these risks.”1

The bank’s exposure to high carbon industries and projects, including oil sands development, put it on a collision course with the coming transition to a low carbon economy called for in the Paris Agreement.

Shareholders need transparency from the bank on the carbon footprint of its portfolio. The industry-led Partnership for Carbon Accounting Financials (PCAF), has issued the Global Carbon Accounting Standard2, which measures the carbon emissions arising from loans and underwriting, including Scope 3. Reporting against this standard would enable the company to establish targets aligned with science such as those described by the Science Based Targets Initiative.

Peers, including Bank of America, Morgan Stanley, and Citibank, are already taking action. PCAF reports that 78 financial institutions with $13.8 trillion USD in financial assets have committed to disclosing the GHG emissions associated with their portfolios.3

1	https://www.cftc.gov/PressRoom/PressReleases/8234-20
2	https://carbonaccountingfinancials.com/
3	https://carbonaccountingfinancials.com/financial-institutions-taking-action

107	Royal Bank of Canada

Shareholder proposals

Proponents believe establishing time-bound, science-based, quantitative targets for reducing GHG emissions, including scope 3, associated with the bank’s lending and underwriting activities would serve to align new and existing initiatives, mitigate risk, and enhance shareholder value.

BOARD RESPONSE TO PROPOSAL NO. 1:

RBC recognizes that climate change is one of the most pressing issues of our age.

The RBC Climate Blueprint is our coordinated enterprise strategy to accelerate clean economic growth and support our clients in a socially inclusive transition to net-zero. Our strategy is designed to position us as a partner for clients and our communities as they look to invest in activities to transition to net-zero – ultimately deepening client relationships and developing new markets that build resiliency and accelerate cleaner economic growth.

To align with the global goals of the Paris Agreement, RBC is committed to net-zero emissions in our lending by 2050. We believe that setting interim targets will be critical to ensure we are on track to meet this long-term goal. A first step will be to measure and report our financed emissions for key sectors starting in our 2022 TCFD Report, requiring investments in people, tools, data and analytics. These foundational elements will help us establish an enterprise climate risk appetite, set interim reduction targets and build out climate-related stress testing programs.

To effect meaningful action, we are revising our sustainable financing target, from $100 billion to $500 billion by 2025, supporting numerous companies and projects that are contributing to a more sustainable future.

Bank collaboration is important and we have joined the Partnership for Carbon Accounting Financials (PCAF) to work with our peers on advancing emissions measurement methodologies and align to a global accounting framework for financial institutions.

This commitment to align our lending to the global goals set out in the Paris Agreement is in addition to our commitment to achieve net-zero carbon emissions in our global operations annually, reducing global operational GHG emissions by 70% and sourcing 100% of our electricity from renewable and non-emitting sources by 2025.

As we move forward, we continue to recognize the important need to direct capital flows to our natural resource and energy sector clients, for innovation and clean technologies that will help reduce emissions and emissions intensity. We believe sustainable resource development will continue to grow and expand concurrently, and that RBC has an essential role to play in supporting the shift to an environmentally sustainable future.

Our lending, investing, and debt & equity underwriting are subjected to a high standard of ESG due diligence and we have a rigorous process in place to identify, assess and mitigate risks. We were the first Canadian bank to announce a commitment to not provide direct financing for resource projects in the Arctic National Wildlife Refuge in Alaska, and we disclosed policy restrictions related to coal power and mining sectors.

RBC has published climate-related disclosures since 2003, being an early responder to the Carbon Disclosure Project (CDP). We are amongst the first banks to publish a Task Force on Climate-related Financial Disclosures (TCFD) report in 2017 and have continued to expand our climate-related disclosures, through our continued CDP reporting, TCFD Report and the Risk Management section of our 2020 Annual Report.

Royal Bank of Canada	108

Shareholder proposals

We remain committed to evolving our climate-related business strategies, risk management and disclosures, as stated in our RBC Climate Blueprint, and we believe that our strategy is responsive to the essential concerns raised by this proposal to reduce greenhouse gas emissions in the transition to a sustainable economy.

The board recommends you vote AGAINST this proposal.

The Mouvement d’éducation et de défense des actionnaires (MÉDAC) of 82 Sherbrooke Street West, Montreal, QC H2X 1X3 has submitted the following three proposals for a shareholder vote (translated from French to English).

PROPOSAL NO. 2: Purpose and undertakings

It is proposed that the board of directors and management redefine the purpose of the Royal Bank as an organization, and that one of the board of directors’ committees be tasked with overseeing the deployment of the policies, undertakings and initiatives being implemented to make this new strategic orientation a reality, more specifically in terms of health, the environment, human resources and stakeholder relations.

Supporting Statement:

In August 2019, the Business Roundtable, an association of the chief executive officers of America’s leading businesses, published a statement declaring that the purpose of a business cannot be limited solely to the pursuit of profit, but must take into consideration all of the stakeholders that might be affected by its activities: customers, employees, suppliers, communities and shareholders. Businesses without social value have no reason to exist.

A business’s purpose refers to the role it intends to play within society beyond its mere economic activity. According to Jean-Dominique Sénard, President of Renault, “[translation] Purpose is what connects the past to the present; it is a business’s DNA. It has no economic significance, but speaks rather to vision and meaning.”1 Essentially, it is “the contribution that the business wants to make to the main social, societal, environmental and economic issues in its industry by engaging its main stakeholders.”

Although many businesses have taken some good initiatives to that end over the years, the various institutional reports do not suggest a purpose that fits the definition given above. What is more, no board committee exists whose mandate is to coordinate all of the actions needed to help give concrete form to the selected purpose. More specifically, this committee’s mission should be to:

•	prepare and inform the board’s work on deploying the policies, undertakings and initiatives implemented by the Royal Bank;

•	in the context of its strategic orientations, more specifically health, the environment, and human resources;

•	engage with the various stakeholders about the progress it made in achieving these goals and report on its meetings to the board;

•	examine the systems of accountability and non-financial control, as well as the main results of the non-financial information published by Royal Bank;

•	inform shareholders of the various issues raised by its work.

For this notion of purpose to become a reality and more than just a marketing slogan, it is important that it become a tangible component of an institution’s corporate governance practices.

1

Jean-Dominique Senard: “Le sens et le pourquoi nourrissent la motivation”, Les Échos, June 8, 2018 https://business.lesechos.fr/directions-generales/
innovation/innovation-sociale/0301754783119-jean- dominique-senard-president-de-michelin-le-sens-et-le-pourquoi-nourrissent-la-motivation-321483.php

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Shareholder proposals

In closing, it bears noting that a growing number of investors feel that organizations without social value have no reason to exist.

BOARD RESPONSE TO PROPOSAL NO. 2:

RBC is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance, and creating value for our clients and communities. How we create value has always been as important as what we achieve. Our success as a company is defined by the long-term well-being of the people that we serve, the places in which we operate, and the planet that we will leave to future generations.

In 2015, under CEO Dave McKay’s leadership, RBC articulated its Purpose: Helping clients thrive and communities prosper. This simple statement sums up who we are, what we stand for and what we seek to achieve each day.

Our Vision is To be among the world’s most trusted and successful financial institutions. A strong values-driven culture has always been part of the fabric of RBC, and our Values guide our actions:

•	Client First: We will always earn the right to be our clients’ first choice

•	Collaboration: We win as One RBC

•	Accountability: We take ownership for personal and collective high performance

•	Diversity & Inclusion: We embrace diversity for innovation and growth

•	Integrity: We hold ourselves to the highest standards to build trust

As stated in its charter, the board of directors is responsible for establishing our Purpose, Vision and Values. These are deeply embedded in our fabric. They are a lens through which we consider our strategic objectives and are reflected in many different aspects of our actions, including our approach to executive compensation, environmental and social matters, diversity and inclusion as well as culture and conduct.

Our Purpose influences our involvement as a corporate citizen. This was even more pronounced in 2020 as RBC navigated the COVID-19 pandemic and led with a heightened sense of focus on delivering long-term value for our employees, clients, communities and shareholders. This included supporting our employees working remotely and introducing increased safety measures to protect employees who needed to work on premises, providing billions of dollars in financial relief as well as new and extended loans to our clients, and investing millions in programs to support our most vulnerable citizens in addition to our existing commitments to help local communities prosper.

Last October, The Globe and Mail’s Report on Business awarded Dave McKay Corporate Citizen of the Year, recognizing his vocal and visible leadership during the COVID-19 pandemic as well as the collective impact of thousands of RBC employees leaning into so many of the issues important to our clients and communities, including building more inclusion and equality, prioritizing clean economic growth and combating climate change, while also supporting youth skills development and reimagining the future of work.

How we do business is as important as what we do, and each of the board and the board committees play a critical role in achieving our Purpose, Vision and Values. Our success as a company is defined by the long-term well-being of the people that we serve, the places in which we operate, and the planet that we will leave to future generations. We believe that this fully addresses the concerns raised in this proposal.

The board recommends you vote AGAINST this proposal.

Royal Bank of Canada	110

Shareholder proposals

PROPOSAL NO. 3: Circular economy

It is proposed that the Bank produce a report on loans it has granted over the last few years in support of circular economy.

Supporting Statement:

According to the Institut de l’environnement, du développement durable et de l’économie circulaire du Québec, circular economy is “[translation] a system of production, exchange and consumption designed to optimize the use of resources at all stages of the life cycle of a good or service, in a circular logic, while reducing the environmental footprint and contributing to the well-being of individuals and communities.”3

Circular business models are rethinking systems and processes from as early as the design stage to find opportunities to recycle, repair, reuse, repurpose, or refurbish products and materials, so as to reduce waste and greenhouse gas emissions. In Canada, as stated in a government publication, many innovators and industries are seeing the benefits of using circular models to save money or open up new market opportunities – from turning pulp-and-paper-mill waste into renewable bioproducts to launching product buy-back programs that enhance customer interaction and recover usable materials such as metals and alloys. These innovative solutions are leading the way toward a more circular economy that benefits the environment while creating wealth and opportunities in industries.

Developing this new way of doing things cannot go forward without funding from Canadian banks. The purpose of this proposal is to raise awareness among shareholders of the Bank’s support to this growing new economy in the next few years.

3	http://instituteddec.org/themes/economie-circulaire/

BOARD RESPONSE TO PROPOSAL 3:

At RBC, we are guided by our Purpose to help clients thrive and communities prosper. We understand that the financial sector has an essential role to play in supporting the shift to a sustainable future, including supporting the circular economy. We see immense potential for technological solutions to help address environmental and social challenges and are supporting clients and partners who are working on solutions.

Client activities that represent the circular economy cut across many important sectors of the economy. We have monitored bond underwriting of circular economy activities, but it is difficult to track these activities across our entire lending portfolio without established identifiers, like industry codes. Currently, clear definitions of the circular economy and what that represents in the real economy are still being developed, and it is not an industry sector or subsector that is currently trackable with SIC (Standard Industry Classification) or NAICS (North American Industry Classification System) codes, which are commonly used in banking. We recognize this complexity and are supportive of industry or government efforts to improve the trackability of the circular economy.

RBC is committed to doing our part to support clean economic growth. To effect meaningful action, we are revising our sustainable financing target from $100 billion to $500 billion by 2025, supporting numerous companies and projects that are contributing to a more sustainable future. This includes supporting clients representative of the circular economy such as renewable energy, energy efficiency, pollution prevention and control, sustainable land use, clean transportation, sustainable water management, and green buildings and others. We also report performance metrics against these categories on page 44 of our 2019 ESG Performance Report by reporting, for example, the value of green, social and sustainability bonds that RBC Capital Markets has underwritten, and capital raised and credit extended to sustainable clients and projects.

111	Royal Bank of Canada

Shareholder proposals

RBC has had a committed focus on clean technology for over 30 years, and for the last ten years we have had a National Cleantech Group that is focused on 130 clean technology companies in Canada that innovate technologies designed to reduce or minimize society’s impact on the environment. The circular economy is very much a part of this cleantech practice. Some of our cleantech clients take waste and turn it into useful products, and others take waste streams and refine them back to their base elements. We also connect them to other sources of capital and provide banking services and credit to cleantech private equity and venture capital firms that in turn provide capital to the circular economy.

Since its launch two years ago, RBC Tech for Nature has already donated over $20 million to 120 charitable partners globally, supporting new ideas, technology and collaborations that address our shared environmental challenges. RBC is also proud to have a long history of reducing our own environmental footprint with numerous programs aimed at the elimination of sending waste to landfill, including electronic waste reuse and recycling programs, sustainable paper sourcing policies and office recycling and composting programs, all of which contribute to the circular economy.

We believe that our programs in our operations and the way we support clients in their activities to foster the circular economy meet the concerns raised in this proposal. We recognize the complexity of tracking contributions to the circular economy and remain open to working across industry sectors, with government, other financial institutions and third parties to promote consistency and comparability, and to evolve our methodology as needed to reflect the developing marketplace. We are committed to engaging with our investors and considering ideas that contribute to a more sustainable future.

The board recommends you vote AGAINST this proposal.

PROPOSAL NO. 4: Diversity target

It is proposed that the Bank adopt a target higher than 40% for the composition of its board of directors for the next five years

Supporting Statement:

At the last annual meeting, this proposal was supported by 7% of voting shareholders. Currently, the Bank has set its target that each gender comprise 30%, while for the last two years, it has reached over 40%.

Banks are often seen as a reference for good governance for small and medium businesses, and failure to update the target may suggest that this target is the ideal to be sought. However, it is recognized that the number of competent women exceeds the number of positions to fill and that various stereotypes and biases have hindered their access to such roles. From this perspective, it is therefore proposed that the Bank review its diversity policy to bring the minimum representation of each gender on its board of directors to 40%.

BOARD RESPONSE TO PROPOSAL NO. 4:

Diversity and inclusion has always been a core value at RBC. We believe the success of RBC is driven by our people and the strength of our diverse and inclusive workplace. We are dedicated to diversity and inclusion at all levels as it provides RBC access to a greater pool of talent and drives creativity, innovation and growth.

The board of directors is committed to a balanced and diverse board. To assist in meeting our diversity objectives and ensure there are no systemic barriers or biases in our policies and practices, the board has approved a Board Diversity Policy which was recently amended to require that men and women each comprise at least 35-45% of directors (up from 30%), a threshold that we have consistently met since 2016. This year, 42% of our 2021 director nominees, including the chair of our board, are women.

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The governance committee serves as the nominating committee to identify candidates for election to the board. Fundamental to the committee’s purpose is to build a board that is composed of directors who possess the talent and experience to support the future strategic objectives of RBC with a strong risk discipline in the context of a rapidly changing and increasingly competitive global marketplace and evolving regulatory landscape. The committee maintains a matrix of the competencies and experience it regards as key to the long-term strategic success of RBC, as described on page 20 of this circular.

Every year, the committee completes a self-assessment that measures, among other things, its effectiveness in guiding the board toward its diversity objectives. This self-assessment also reviews the board’s composition and any anticipated vacancies through the lens of our board diversity policy and our commitment to a balanced and diverse board. It considers other important factors such as gender and non-gender diversity, ethnicity, race, ancestral origin, age, geography, background, sexual orientation and other dimensions of diversity, as well as succession planning, optimal board size and regulatory requirements, including skills and residency requirements applicable to directors of Canadian financial institutions. In particular, it takes into account the level of representation of women, Black, Indigenous and people of colour (BIPOC) and other diverse groups when considering candidates to nominate.

We believe the board diversity policy and our objective that men and women each comprise at least 35-45% of directors meet the goal of promoting diversity and inclusion while also maintaining the flexibility in identifying the most highly qualified candidates to attain the optimal mix of skills and experience to contribute to overall effectiveness of the board and its committees.

The board recommends you vote AGAINST this proposal.

Withdrawn proposals

Following discussions with RBC, MÉDAC agreed that the following proposals would not be submitted for a shareholder vote. As requested by MÉDAC, these proposals and MÉDAC’s supporting comments (translated from French to English) and the board responses are set out below.

PROPOSAL A: Virtual meetings and shareholder rights

It is proposed that the board of directors adopt a policy specifying the terms and conditions for holding virtual annual meetings.

Supporting Statement:

This past year, due to the pandemic, banks and several other organizations used new teleconferencing technologies to hold their annual general meetings. Although well aware that organizations were often using these new technologies for the first time, MÉDAC and other individuals or groups that presented shareholder proposals or wanted to make comments or suggestions at these virtual meetings unfortunately experienced problems that limited the scope of their participation. Our perception of the 2020 virtual annual meetings was that: “[translation] sadly, we were unable to speak at these meetings. In fact, it was impossible for shareholders to step up to the mic during these virtual meetings. The only ones who spoke were the [corporate] representatives, either the chair (of the board, therefore of the meeting), the CEOs, etc.”1 This reduced presence at annual meetings could impact the long-term success of the proposals of smaller shareholders, who cannot defend them in person and therefore cannot build additional support for proposals they might want to present in the future.

These are troubling threats to shareholder participation which, should dialogue with the issuer fail or for any other reason, will be limited to shareholder proposals being published in management proxy circulars and submitted at annual meetings.

[1]	https://medac.qc.ca/1798/

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The last twenty years of shareholder participation and shareholder proposals reveals them to have brought added value to corporate governance, more specifically: separation of the roles of the president and chief executive officer from those of the chair of the board of directors, advisory votes on executive compensation, disclosure of the compensation of auditors and compensation consultants, the presence of women on boards of directors and in senior management positions, and access to proxies for executive officer appointments, etc.

We recommend that the board of directors adopt a policy specifying the conditions governing shareholder participation in virtual annual meetings:

•	shareholder proposals be presented orally by the individuals or organizations that filed them, and that the presentation last at least as long as it would take to read the proposals;

•	shareholders and executive officers be electronically displayed during their interventions;

•	an opportunity to ask questions spontaneously be provided after management interventions;

•	interactions between shareholders and the meeting chair take place in real time;

•	management’s answers be posted on the corporation’s website and on SEDAR within ten days of the meeting’s holding if questions raised by shareholders cannot be addressed during the annual meeting.

BOARD RESPONSE TO PROPOSAL A:

The 2020 annual meeting of shareholders – our first ever virtual annual meeting – came as a result of the unprecedented and unforeseen circumstances brought upon by the rapid onset of the COVID-19 pandemic. Despite being organized within a very short timeframe, the meeting afforded shareholders and proxyholders the opportunity to participate in the meeting. We also experienced a significant increase in the number of participants attending the meeting either via the webcast or via telephone, and many of our shareholders have expressed they prefer the virtual format since they would not be able to attend an in-person meeting. Shareholders were able to vote and ask questions during the meeting, and all the questions that were submitted prior to or during the meeting were responded to in accordance with the RBC code of conduct for annual meetings of shareholders.

As a result of the anticipated ongoing impact of the COVID-19 pandemic, and in consideration of the evolving protocols from public health and government authorities, RBC and other Canadian banks and life insurance companies obtained a court order that will allow the holding of virtual meetings in 2021. This year again, shareholders will be able to attend the annual meeting virtually and by telephone and vote online.

As described on pages 9 to 12 of this circular, shareholders who are attending our 2021 virtual meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting:

•	shareholders who have submitted a proposal will be able to present it orally live at the meeting

•	shareholders will be able to vote at the meeting, and

•

shareholders will be allowed to ask questions of interest to all shareholders and not of a personal nature, in compliance with our code of conduct for annual meetings of shareholders, either orally live at the meeting, or in writing prior to or during the meeting.

The experience and ability for our shareholders to participate in the annual meeting of shareholders is of utmost importance. We recognize that virtual meetings are more practical to most shareholders, while a small number of shareholders prefer to attend in-person meetings, and we are continuously looking at ways to improve the shareholder experience.

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We believe that the enhanced technology we are implementing this year and the detailed information on how to attend, vote and ask questions at the meeting included in this year’s circular address the concerns raised in this proposal.

PROPOSAL B: A Full-fledged human resources committee

It is proposed that the board of directors revise the mandate of its Compensation or Human Resources Committees to more specifically include responsibility for the health, safety and well-being of all its employees.

Supporting Statement:

Since the beginning of the COVID-19 crisis, the health, safety and well-being of employees has become increasingly important to the senior executives of our organizations. But to these concerns must also be added that of developing the talents of employees so as to meet the challenges of new technologies.

The mandate and responsibilities of the Compensation or Human Resource Committees should be adjusted to reassure shareholders and other stakeholders that all strategies and policies have been implemented to respond to these concerns. Right now, much of the work of these committees is focused on managing executive officer performance and compensation.

The goal of this proposal is to ask the board of directors to revise the mandate of the Human Resources Committee or create a specific committee charged with helping it fulfill its responsibilities of establishing the vision and monitoring the health, safety and well-being issues of employees, especially in terms of its strategies, policies, systems and practices in the area, and managing the related risks. For instance, this committee could be called upon to handle: training and talent development, diversity, labour relations, pay equity, organizational culture, physical layout of work premises, the impact of working from home on its employees’ physical and mental health, as well as employee engagement and satisfaction. These strategic dimensions of human resource management should be disclosed in the management proxy circular. This proposal is based on the standards and guidelines of the Sustainability Accounting Standards Board (SASB), often cited as the roadmap for standardizing disclosure on human resource management.

Not only are the health and well-being of employees complementary, they are an essential component of an organization’s strategy. This is the perspective from which we are filing this proposal.

BOARD RESPONSE TO PROPOSAL B:

The health, safety and well-being of our employees has been a top priority of the board and its committees throughout the COVID-19 pandemic. In its oversight role, the human resources committee regularly received updates from management regarding the health and safety of our employees throughout the COVID-19 pandemic to date. Such updates included the actions taken to enable over 80% of employees to work remotely; the results of regular pulse surveys conducted from April 2020 to January 2021 to listen to employees’ feedback about how they were feeling and how we could support their well-being; enhanced mental health resources for employees; as well as health and safety risk management standards and protocols for RBC premises, informed by advice from the RBC Chief Medical Doctor. The Chief Human Resources Officer provided updates to the committee on these matters at each of its meetings after the onset of the pandemic.

As stated in its mandate, the human resources committee is responsible for assisting the board in overseeing key talent management and human resources strategies and practices, including employee engagement, diversity and inclusion and health and wellness.

We believe that the mandate of the human resources committee addresses the concerns raised in this proposal.

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Shareholder proposals

PROPOSAL C: COVID-19 – Fair sharing of the recovery burden

It is proposed that the board of directors disclose the actions taken by the organization so that both the business’ executives and other employees may participate equitably in the economic recovery efforts in the wake of the pandemic.

Supporting Statement:

Many shareholders were left with a sour taste following the 2008 economic crisis. While there was a sharp decline in their portfolios, the compensation of senior executives and directors continued to increase in a manner deemed excessive by many and unrelated to the business’s performance. This situation paved the way for the introduction of the non-binding advisory vote on executive compensation and hurt the reputation of several organizations.

The current pandemic and economic crisis forced several businesses to make tough decisions. They were forced, among other things, to temporarily and permanently layoff employees. Very little information has been disclosed with respect to the actions taken to reduce the number or compensation of senior executives and members of the board of directors.

The purpose of this proposal is to ask that the board of directors disclose the following information in the next management proxy circular:

•	The percentage and number of people permanently and temporarily laid off as a result of the pandemic in terms of both senior management employees and other employees;

•	The percentage of reduction in compensation suffered by both categories of employees;

•

The discretionary authority the compensation committee or board of directors reserves itself to give compensation increases to executive officers despite the fact that many performance objectives will not have been met due to the economic crisis and pandemic;

•	Adjustments made to the compensation policy for the coming years to take into consideration the pay cuts that some of its employees may have suffered;

•	Any other adjustments made to the share or stock option grant policy to compensate executive officers for the loss of compensation in 2020.

BOARD RESPONSE TO PROPOSAL C:

2020 was one of the most difficult years that society, global economies and RBC have faced in generations. In response to the COVID-19 pandemic, RBC implemented numerous measures to support our employees, clients and the communities in which we operate. From the onset of the pandemic, our commitment to our employees was clear, and RBC was the first Canadian bank to assure no job losses due to the pandemic in 2020. We also took actions to support our employees through the pandemic, including providing those unable to work from home with special compensation and additional days of paid leave, and offering employees working remotely reimbursements for certain home office expenses. A series of employee well-being surveys provided management with valuable insights and helped create new programs and resources to support our employees, with a strong focus on mental health. Recognizing the extra burdens placed on parents as a result of the pandemic, RBC provided flexible work options and guidance to our employees with school-age children to support them with their family responsibilities as school and childcare facilities remain subject to ongoing COVID-19-related restrictions. Recognizing also that the pandemic had dimmed the job prospects of many youth, RBC provided meaningful paid work experiences to more than 1,400 summer students this year, despite the challenges of working in a virtual environment.

The market and macroeconomic environment in 2020 was significantly unfavourable relative to the assumptions used in the net income target planning process. While the efforts and accomplishments of our leaders were outstanding in response to the financial challenges of the global pandemic, no adjustments were made to the 2020 financial measure (net income after-tax (NIAT)) of the short term incentive (STI) program for the CEO and for the named

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executive officers (NEOs) who participate in the STI program. As a result, the 2020 STI awards for these executives were lower than their respective 2020 targets as well as down year-over-year. For example, the human resources committee recommended, and the board approved, a zero payout for the NIAT financial performance component of the STI awards for the NEOs. Please see pages 81 to 87 for more information.

As required by applicable securities law, we disclose any adjustments that are made to our compensation policies or to our Stock Option Plan, as well as any awards granted thereunder, which apply to any element of compensation granted to the CEO or an NEO. We did not make any such adjustments in 2020. Please see additional information on pages 71, 72, 75 and 76.

We believe that our public disclosure, including our 2020 Annual Report, effectively describes our leadership in response to the pandemic, demonstrating our efforts to bring our vision, values and strategy to life to help our clients thrive and communities prosper, as well as support our employees.

PROPOSAL D: Global warming

It is proposed that the Bank produce a report on loans it has granted to back pollution-producing projects leading to a significant increase in global temperature.

Supporting Statement:

The Paris Agreement seeks to limit the global temperature increase to 2 °C and, if possible, limit the increase to 1.5 °C. According to Mark Carney, former governor of the Bank of Canada and the Bank of England and current UN Special Envoy for Climate, the funds provided by banks and investment firms to back pollution-producing projects will lead to a
4 °C temperature increase, while the Paris Agreement seeks to limit the global temperature increase to 2 °C, or even 1.5 °C.

Again, according to him, the objectives of the Agreement are clear, but the policies of organizations are not consistent. Considering that the 20 largest energy companies in the world are responsible for a third of all carbon emissions on Earth, the governor of the Bank of England believes that the time has come to curb the appetite of the financial system that does not seem to care about the climate emergency.

The purpose of this proposal is to require that the Bank publish information on the amounts allocated to projects that significantly impact global temperature.

BOARD RESPONSE TO PROPOSAL D:

RBC recognizes that climate change is one of the most pressing issues of our age.

In 2017, we published the RBC Climate Change Position Statement, which affirmed our support for the principles of the Paris Agreement and the international goal to hold global warming to below 2° Celsius. In 2019, we published the RBC Climate Blueprint, our coordinated enterprise strategy to accelerate clean economic growth and support our clients in a socially inclusive transition to net-zero emissions.

To align with the global goals of the Paris Agreement, RBC is committed to net-zero emissions in our lending by 2050. We believe that setting interim targets will be critical to ensure we are on track to meet this long-term goal. A first step will be to measure and report our financed emissions for key sectors starting in our 2022 TCFD Report, requiring investments in people, tools, data and analytics. These foundational elements will help us establish an enterprise climate risk appetite, set interim reduction targets and build out climate-related stress testing programs.

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RBC has published climate-related disclosures since 2003, being an early responder to the Carbon Disclosure Project (CDP). We are amongst the first banks to publish a Task Force on Climate-related Financial Disclosures (TCFD) report in 2017 and have continued to expand our climate-related disclosures through continued CDP reporting, our 2019 TCFD Report, 2019 ESG Performance Report, and through the Risk Management section of our 2020 Annual Report.

We disclosed performance metrics related to our financing activities throughout our 2019 TCFD Report. Most notably, we published a table and “heat map” of our credit risk exposures to client sectors most impacted by the transition and physical risks of climate change (page 10 of our 2019 TCFD Report). In its 2020 Status Report, the TCFD Secretariat highlighted this disclosure, calling it “particularly effective”.

Additional metrics disclosed in our TCFD report include the amount and percentage of carbon-related assets relative to total assets, the amount of lending and other financing connected with climate-related opportunities (sustainable finance) and lending to power generation by energy source (page 13 of our 2019 TCFD report). The Climate Risk Review, a publication for sustainable finance and climate risk professionals, commended this disclosure as supporting the “Metrics” pillar of TCFD disclosure, and a useful breakdown of our energy exposures which demonstrates the advanced stage of our climate risk management build-out. In addition, we had an 86 average percentile ranking for global banks on priority ESG indices in 20201.

In 2020, RBC Global Asset Management (RBC GAM) published its “Approach to Climate Change”, which summarizes how RBC GAM analyzes and assesses climate-related data and approaches for integrating this data into investment decision-making processes. Also, RBC GAM is a member of Climate Action 100+, a five-year initiative led by investors to engage systemically important greenhouse gas emitters across the global economy on improving climate change governance, cutting emissions and strengthening climate-related financial disclosures.

We are proud of our long history of climate-related disclosures and recent enhancements through our TCFD report and we believe that our current disclosure, including the “heat map” from our 2019 TCFD Report, speaks to the concerns raised in this proposal. We remain committed to reviewing and evolving our climate-related disclosures, as stated in our RBC Climate Blueprint.

PROPOSAL E: Discretion of the board of directors and compensation committee

It is proposed that the management proxy circular explicitly describe the guidelines used by either of these bodies to review the objectives relating to the compensation and performance of its executive officers.

Supporting Statement:

Over the last year, the health and economic crisis will surely have had an impact on the key performance indicators and targets of executive officers for 2020. Did the board of directors and human resources committee adjust the objectives if necessary or did they use special authority to review the compensation policy considering that the performance relative to pre-established targets does not fully reflect the overall quality of the performance year of its officers?

The purpose of this proposal is to require that the business specifically disclose the adjustments made to key performance indicators, targets as well as to the associated compensation awarded to all its executive officers, if this is the case.

[1]

Average percentile ranking compiled from our four top-tier ESG ratings/rankings, including Sustainalytics, MSCI ESG Rating, FTSE4Good and RobecoSAM’s Corporate Sustainability Assessment (informing the DJSI).

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BOARD RESPONSE TO PROPOSAL E:

Compensation decisions are guided by our compensation philosophy and principles, which are aimed at ensuring that such decisions align with the short-, medium- and long-term interests of our shareholders, as well as with regulatory guidance.

Early in the fiscal year, we establish corporate, business segment and individual performance objectives for each of the CEO and other members of the Group Executive. Compensation is then determined by evaluating performance relative to these objectives, applying informed judgement.

As stated on page 69, the human resources committee is responsible for recommending for board approval the short term and mid-long term incentive compensation awarded to the CEO and other members of the Group Executive. In making these decisions, the human resources committee reviews reports on financial and non-financial performance, risk management and external perspectives, including:

•	performance evaluations

•	market compensation information, including the compensation comparator groups

•	contributions to the enhancement of long-term shareholder value

•	the CEO’s recommendations for compensation awards for members of the Group Executive

•	RBC financial performance relative to peers

•	the CRO’s report on the alignment of variable compensation pools with potential and realized risks

•	the advice of the human resources committee’s external independent compensation advisor, FW Cook, and

•

select vertical pay ratios provided for additional context in making recommendations to the board for compensation awards for the CEO, including a comparison of the annual total direct compensation and the median annual total direct compensation of all employees, and changes in this comparison over time.

After considering these factors, the human resources committee recommends to the board compensation awards for the CEO and other members of the Group Executive. The board believes the use of informed judgment is important when determining final compensation to ensure awards appropriately reflect risk as well as other unexpected circumstances that may arise during the year, and to eliminate the possibility of unintended outcomes determined solely by formulas.

As required by applicable securities laws, we disclose that the board may exercise discretion to adjust compensation awards to the CEO or Named Executive Officers (NEOs) and when the board has exercised such discretion. For instance, as stated on page 73, the board may exercise its discretion to adjust the Short-Term Incentive (STI) Program awards to eliminate the impact of items that were not included in the planning process. However, as noted on pages 81 and 82, despite the significant financial challenges brought on by the global pandemic, the board did not make any adjustments to 2020 net income, nor did the board apply discretion for the purposes of determining the payout relating to financial performance objectives in respect of the STI Program awards for the CEO and NEOs in 2020.

We believe the management proxy circular sufficiently describes the guidelines used by the board and the human resources committee to review the objectives relating to the compensation and performance of its executive officers.

Contact information

Secretary Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada corporate.secretary@rbc.com rbc.com/governance	Chair of the Board Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada rbc.com/governance

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81110 (02/2021)